As filed with the Securities and Exchange Commission on July 1, 2014.

Securities Act Registration No. 333-

Investment Act Registration No. 811-09076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No. ____	[ ]

Post-Effective Amendment No.____	[ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 22	[X]

CARILLON LIFE ACCOUNT
Registrant

AMERITAS LIFE INSURANCE CORP.
Depositor
5900 "O" Street
Lincoln, Nebraska 68510
402-467-1122

ROBERT G. LANGE
Vice President, General Counsel & Assistant Secretary, Individual
Ameritas Life Insurance Corp.
5900 "O" Street
Lincoln, Nebraska 68510
402-467-1122

Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

Title of Securities Being Registered: Securities of Unit Investment Trust
"Executive Edge" Variable Universal Life Insurance

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under Executive Edge variable universal life insurance contracts ("Contracts") on a new Form N-6.  Interests under the Contracts were previously registered on Form N-6 (File No. 333-36220) and funded by Carillon Life Account (File No. 811-09076).  Upon effectiveness of a merger between The Union Central Life Insurance Company ("Union Central Life") with and into Ameritas Life Insurance Corp. ("Ameritas Life"), Ameritas Life became the obligor of the Contracts and Carillon Life Account was transferred intact to Ameritas Life.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive contracts, Registrant no longer files annual post-effective amendments to this Form N-6.

Ameritas Life Insurance Corp.

("Ameritas Life")

Carillon Life Account

("Separate Account")

Supplement to:

Executive Edge

Prospectus dated November 5, 2007, as supplemented

Supplement dated July 1, 2014

This supplement describes changes to the Depositor of your Executive Edge Contract.  You should read this information carefully and retain this supplement for future reference together with the Prospectus for your Contract.  (All capitalized terms used but not defined herein have the same meaning as those included in the Prospectus.)

As we previously informed you in a supplement dated February 7, 2014, the Boards of Directors of The Union Central Life Insurance Company (“Union Central Life”) and Ameritas Life Insurance Corp. (“Ameritas Life”) approved an Agreement and Plan of Merger on December 5, 2013 for Union Central Life to merge with and into Ameritas Life (the "Merger").  The Merger also was approved by the Nebraska Department of Insurance, the domicile state of both companies.  As a result of the Merger, effective on July 1, 2014, Ameritas Life assumed legal ownership of all the assets of the Carillon Life Account, as well as the general account assets of Union Central Life, and became directly liable for Union Central’s obligations with respect to outstanding contracts.  Ameritas Life is amending the prospectus for the Executive Edge Contracts (the "Contracts") for the purpose of providing information regarding the Merger.

The Merger did not affect the terms of, or the rights and obligations under, the Contracts, other than to reflect the change to the company that provides your Contract benefits from Union Central Life to Ameritas Life.  You will receive a contract endorsement from Ameritas Life reflecting the change from Union Central Life to Ameritas Life.

IN 1808  7-14

Prospectus Updates

1.        All references to "The Union Central Life Insurance Company" or "Union Central Life," are replaced with "Ameritas Life Insurance Corp." or "Ameritas Life."  The terms "we," "us," "our" and "Company" are also used to describe Ameritas Life.

2.        Contact information for Ameritas Life is as follows:

Ameritas Life Insurance Corp.

Service Center

P.O. Box 82550

Lincoln, Nebraska 68501

or

5900 "O" Street

Lincoln, Nebraska 68510

Telephone: 1-800-745-1112

Fax: 1-402-467-7335

Interfund Transfer Request Fax: 1-402-467-7923

ameritas.com

3.        The following replaces the paragraphs and heading "General Information About Union Central, the Separate Account and the Portfolios" in the prospectus:

GENERAL INFORMATION ABOUT AMERITAS LIFE INSURANCE CORP.,

THE SEPARATE ACCOUNT AND THE PORTFOLIOS

AMERITAS LIFE INSURANCE CORP.

Ameritas Life Insurance Corp. ("Ameritas Life"), 5900 "O" Street, Lincoln, Nebraska 68510, is a Nebraska stock life insurance company organized in 1887 under the laws of Nebraska.

Ameritas Life is an indirect, wholly owned subsidiary of Ameritas Mutual Holding Company ("Ameritas"), a Nebraska mutual holding company.

Effective July 1, 2014, The Union Central Life Insurance Company ("Union Central Life") merged with and into Ameritas Life.  Union Central Life was a subsidiary of Ameritas Life, and an indirect, wholly owned subsidiary of Ameritas.

Upon the merger, Ameritas Life acquired from Union Central Life all of Union Central Life's assets, and became directly liable for Union Central Life's liabilities and obligations with respect to all Contracts issued by Union Central Life then outstanding.  The Contracts are now Contracts of Ameritas Life, which will service and maintain them in accordance with their terms.  The merger did not affect any provisions of, or rights or obligations under, the Contracts.  As a result of the merger, the Carillon Life Account became a separate account of Ameritas Life.

CARILLON LIFE ACCOUNT

The Carillon Life Account is one of our separate accounts.  It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.  Such registration does not mean that the SEC supervises the management or investment practices or policies of the Carillon Life Account.

The Carillon Life Account was established on July 10, 1995, as a segregated investment account.  On July 1, 2014, Union Central Life merged with and into Ameritas Life, so that Ameritas Life is now the depositor of the Carillon Life Account.  The Carillon Life Account survived the merger intact.

IN 1808  7-14

Although the assets of Carillon Life Account belong to us, those assets are held separately from our other assets, and are not chargeable with our liabilities incurred in any other business operations.  Accordingly, the income, capital gains, and capital losses incurred on the assets of Carillon Life Account are credited to or charged against the assets of Carillon Life Account, without regard to the income, capital gains or capital losses arising out of any other business we may conduct.  Therefore, the investment performance of Carillon Life Account is entirely independent of both the investment performance of our general assets and the performance of any other of our separate accounts.

4.        The following replaces the section "Financial Statements" appearing in the prospectus:

FINANCIAL STATEMENTS

The audited financial statements of Carillon Life Account and the audited financial statements of Ameritas Life, the audited financial statements of Union Central Life, the audited financial statements of Acacia Life Insurance Company, and the unaudited pro forma financial data of Ameritas Life reflecting the Merger on a pro forma basis are included in the Statement of Additional Information.  To request a free copy of the Statement of Additional Information, write or call us using the contact information provided herein.

If you have any questions regarding the Merger, please contact us at P.O. Box 82550, Lincoln, NE 68501, 1-800-745-1112.

All other provisions of your Contract remain as stated in your Contract and prospectus, as previously supplemented.

Please retain this Supplement with the current prospectus for your variable Contract.

If you do not have a current prospectus, please contact Ameritas Life at 1-800-745-1112.

IN 1808  7-14

The Union Central Life Insurance Company

("Union Central Life")

Carillon Life Account

Carillon Account

("Separate Accounts")

Supplement to:

Excel Choice and Excel Executive Edge

Prospectuses Dated November 5, 2007

VA I and VA II and VA II SA

Prospectuses Dated December 31, 2009

Supplement Dated May 1, 2014

1.       Subaccount underlying portfolios available as variable investment options for your Policy are:

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
The Alger Portfolios	Fred Alger Management, Inc.
Alger Capital Appreciation Portfolio, Class I-2	Long-term capital appreciation.
Alger Mid Cap Growth Portfolio, Class I-2	Long-term capital appreciation.
American Century Investments	American Century Investment Management, Inc.
American Century VP Income & Growth Fund, Class I	Capital growth; income is secondary.
American Century VP Mid Cap Value Fund, Class I	Long-term capital growth; income is secondary.
American Century VP Value Fund, Class I	Long-term capital growth; income is secondary.
Calvert Variable Products, Inc.*	Calvert Investment Management, Inc.
Calvert VP EAFE International Index Portfolio, Class I – World Asset Management, Inc.	Index: MSCI EAFE Index.
Calvert VP Inflation Protected Plus Portfolio – Ameritas Investment Partners, Inc. ("AIP")	Current income.
Calvert VP Investment Grade Bond Index Portfolio – AIP (includes assets merged from Calvert VP Income as of April 30, 2014)	Index: Barclays Capital Aggregate Bond Index.
Calvert VP Nasdaq 100 Index Portfolio – AIP	Index: NASDAQ 100® Index.
Calvert VP Natural Resources Portfolio – AIP	Capital growth.
Calvert VP Russell 2000 Small Cap Index Portfolio, Class I – AIP (includes assets merged from Calvert VP Small Cap Growth as of April 30, 2014)	Index: Russell 2000 Index.
Calvert VP S&P 500 Index Portfolio ** – AIP (includes assets merged from Calvert VP SRI Equity as of April 30, 2014)	Index: S&P 500 Index.
Calvert VP S&P MidCap 400 Index Portfolio, Class I ** – AIP	Index: S&P MidCap 400 Index.
Calvert VP SRI Large Cap Value Portfolio ***	Long-term capital appreciation.
Calvert VP Volatility Managed Moderate Portfolio, Class F – AIP and Milliman	Current income.
Calvert Variable Series, Inc.*	Calvert Investment Management, Inc.
Calvert VP SRI Balanced Portfolio, Class I ***	Income and capital growth.
Columbia Funds Variable Series Trust 2	Columbia Management Investment Advisers, LLC
Columbia Variable Portfolio - Select Smaller-Cap Value Fund, Class 2	Long-term capital appreciation.
Columbia Variable Portfolio - Seligman Global Technology Fund, Class 2	Long-term capital appreciation.
DWS Variable Series I	Deutsche Investment Management Americas Inc.
DWS Capital Growth VIP Portfolio, Class A	Long-term growth of capital.
DWS International VIP Portfolio, Class A	Long-term growth of capital.

IN 1800  5-14

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
DWS Variable Series II	Deutsche Investment Management Americas Inc.
DWS Global Growth VIP Portfolio, Class A	Long-term capital growth.
DWS Money Market VIP Portfolio, Class A	Money market, current income.
DWS Small Mid Cap Value VIP Portfolio, Class A	Long-term capital appreciation.
Fidelity® Variable Insurance Products	Fidelity Management & Research Company
Fidelity® VIP Contrafund® Portfolio **** [1,2]	Long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **** [1,2]	Index: S&P 500® Index. **
Fidelity® VIP High Income Portfolio **** [1,2]	Income and growth.
Fidelity® VIP Mid Cap Portfolio **** [1,2]	Long-term growth.
Subadvisers: (1) FMR Co., Inc. and (2) other investment advisers serve as sub-advisers for the fund.
Franklin Templeton Variable Insurance Products Trust	Franklin Advisers, Inc.
Templeton Global Bond VIP Fund, Class 2	Current income, consistent with preservation of capital, with capital appreciation as secondary.
ALPS Variable Investors Trust	ALPS Advisors, Inc.
Ibbotson Balanced ETF Asset Allocation Portfolio, Class II – Ibbotson Associates, Inc. ("Ibbotson")	Capital appreciation and some current income.
Ibbotson Growth ETF Asset Allocation Portfolio, Class II – Ibbotson	Capital appreciation.
Ibbotson Income and Growth ETF Asset Allocation Portfolio, Class II – Ibbotson	Current income and capital appreciation.
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Invesco Advisers, Inc.
Invesco V.I. American Franchise Fund, Series I	Seek capital growth.
Invesco V.I. Global Real Estate Fund, Series I – Invesco Asset Management Limited	Total return through growth of capital and current income.
Invesco V.I. International Growth Fund, Series I	Long-term growth of capital.
MFS® Variable Insurance Trust	Massachusetts Financial Services Company
MFS® Growth Series, Initial Class	Seeks capital appreciation.
MFS® Investors Trust Series, Initial Class	Seeks capital appreciation.
MFS® New Discovery Series, Initial Class	Seeks capital appreciation.
MFS® Research International Series, Initial Class	Seeks capital appreciation.
MFS® Total Return Series, Initial Class	Seeks total return.
MFS® Utilities Series, Initial Class	Seeks total return.
MFS® Variable Insurance Trust II	Massachusetts Financial Services Company
MFS® High Yield Portfolio, Initial Class	Seeks total return.
Neuberger Berman Advisers Management Trust	Neuberger Berman Management LLC
Neuberger Berman AMT Guardian Portfolio, Class I – Neuberger Berman ("NB")	Seeks long-term growth of capital; current income is secondary.
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio, Class I – NB	Seeks growth of capital.
Oppenheimer Variable Account Funds	OFI Global Asset Management, Inc.
Oppenheimer Global Fund/VA, Non-Service Shares – OppenheimerFunds, Inc.	Seeks capital appreciation.
Oppenheimer Main Street® Fund/VA, Non-Service Shares – OppenheimerFunds, Inc.	Seeks capital appreciation.
PIMCO Variable Insurance Trust	Pacific Investment Management Company LLC
PIMCO Low Duration Portfolio, Administrative Class	Seeks maximum total return.
PIMCO Total Return Portfolio, Administrative Class	Seeks maximum total return.
T. Rowe Price Equity Series, Inc.	T. Rowe Price Associates, Inc.
T. Rowe Price Blue Chip Growth Portfolio-II	Seeks long-term capital growth. Income is a secondary objective.

IN 1800  5-14

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
Third Avenue Variable Series Trust	Third Avenue Management LLC
Third Avenue Value Portfolio	Long-term capital appreciation.
The Universal Institutional Funds, Inc.	Morgan Stanley Investment Management Inc.
UIF Core Plus Fixed Income Portfolio, Class I	Above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities.
UIF Emerging Markets Equity Portfolio, Class I – Morgan Stanley Investment Management Company and Morgan Stanley Investment Management Limited	Long-term capital appreciation by investing primarily in growth oriented equity securities of issuers in emerging market countries.
UIF U.S. Real Estate Portfolio, Class I	Above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

*

These funds are part of Ameritas Mutual Holding Company ("Ameritas"), the ultimate parent of Union Central Life. The funds’ investment adviser and Ameritas Investment Partners, Inc. are indirect subsidiaries of Ameritas. Calvert Investment Distributors, Inc., the underwriter for these funds, is also an indirect subsidiary of Ameritas.

**

"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Product. The Statement of Additional Information sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P as set forth in the Licensing Agreement between us and S&P.

***	Sustainable and Responsible Investment ("SRI")
****	The "Initial Class" of these portfolios are available for Excel Choice and Excel Executive Edge and "Service Class 2" portfolios are available for VA I, VA II and VA II SA.

2.     Please see the fund prospectuses for more information about subaccount underlying portfolios, including portfolio operating expenses for the year ended December 31, 2013.

3.     The sixth bullet of the Asset Allocation Program section is revised to read as follows:

If you are currently participating in a Program model and you make changes to your allocations outside the model, you will not receive future notifications of model changes.  You will then be considered as having withdrawn from the Program and as having cancelled your relationship with AIC for purposes of implementing the Program with your Policy.  You will be required to communicate with the Service Center if you wish to make a transfer or trade.  The Service Center will communicate that your election to execute a trade will result in the discontinuance of the Program for your Policy prior to you being able to execute any telephone transaction.

4.      Union Central Life has voluntarily withdrawn its license in New York effective September 30, 2013.  Although Union Central Life no longer issues new insurance business in New York, existing policies continue to be serviced by Union Central Life pursuant to an official Plan approved by the New York Department of Financial Services as provided for under New York insurance laws and regulations.

5.     The Legal Proceedings section in your prospectus is deleted and replaced with the following:

Legal Proceedings

We and our subsidiaries, like other life insurance companies, are subject to regulatory and legal proceedings in the ordinary course of our business.  Certain of the proceedings we are involved in assert claims for substantial amounts.  While it is not possible to predict with certainty the ultimate outcome of any pending or future case, legal proceeding or regulatory action, we do not expect the ultimate result of any of these actions to result in a material adverse effect on the Separate Account, our ability to meet our obligations under the Policies, or AIC's ability to perform its obligations.  Nonetheless, given the large or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on any or all of the above.

6.      APPENDIX B – ILLUSTRATIONS is hereby deleted from the Excel Choice and Excel Executive Edge prospectuses.

All other provisions of your Contract remain as stated in your Policy and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable contract.

IN 1800  5-14

The Union Central Life Insurance Company

("Union Central Life")

Carillon Life Account

Carillon Account

("Separate Accounts")

Supplement to:

Excel Choice and Excel Executive Edge

Prospectuses Dated November 5, 2007

Excel Accumulator

Prospectus Dated May 1, 2008

VA I and VA II and VA II SA

Prospectuses Dated December 31, 2009

Excel Performance VUL

Prospectus Dated May 1, 2010

Advantage VA III

Prospectus Dated May 1, 2012

Supplement Dated February 7, 2014

The Boards of Directors of Union Central Life and Ameritas Life Insurance Corp. ("Ameritas Life") approved an Agreement and Plan of Merger on December 5, 2013 ("Agreement").  Pursuant to the Agreement, Union Central Life will merge with and into Ameritas Life on or about July 1, 2014 (the "Merger").  Union Central Life is currently a wholly-owned subsidiary of Ameritas Life and both companies are indirect, wholly-owned subsidiaries of Ameritas Mutual Holding Company.

The Merger also has been approved by the Nebraska Department of Insurance, the domicile state of both companies.

When the Merger becomes effective, Ameritas Life will assume legal ownership of all the assets of the Carillon Account and the Carillon Life Account, as well as the general account assets of Union Central Life, and become directly liable for Union Central Life’s obligations with respect to outstanding contracts.  The owner of each Union Central Life variable life insurance and variable annuity contract (the “Contracts”) will become a contract owner of Ameritas Life by operation of law.  Ameritas Life will become directly liable for Union Central Life’s obligations with respect to the Contracts then outstanding.  Ameritas Life’s contractual obligations to you will be identical to those obligations that Union Central Life currently has to you.

The Merger will not affect the terms of, or the rights and obligations under, the Contracts, other than to reflect the change to the company that provides your Contract benefits from Union Central Life to Ameritas Life.

You will receive a contract endorsement from Ameritas Life reflecting the change from Union Central Life to Ameritas Life. In addition, new registration statements will be filed with the Securities and Exchange Commission changing the depositor of your Contract to Ameritas Life, and updated information will be sent to all former Union Central Life contract owners after the Merger becomes effective.

All other Contract provisions remain as stated in the policies and prospectuses, as previously supplemented.

Please retain this supplement with the current prospectus for your variable Contract.

IN 1775 2/14

The Union Central Life Insurance Company

("Union Central Life")

Carillon Life Account

("Separate Account")

Supplement to:

Excel Executive Edge

Prospectus Dated November 5, 2007

and Statement of Additional Information

Supplement Dated May 1, 2013

1.     Ameritas Investment Partners, Inc. was named Summit Investment Advisors, Inc. prior to May 1, 2013.  All references to Summit Investment Advisors, Inc. in your prospectus and Statement of Additional Information are changed to Ameritas Investment Partners, Inc. to reflect the name change.

2.     The disclosure relating to model performance in the Asset Allocation Program section of the prospectus is revised to state that performance of each model is updated monthly on our website.

All other provisions of your policy remain as stated in your policy and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable policy.

IN1719 5/13

The Union Central Life Insurance Company

("Union Central Life")

Carillon Account

Carillon Life Account

("Separate Accounts")

Supplement to:

Excel Performance VUL

Prospectus Dated May 1, 2010

VA I and VA II SA and VA II

Prospectuses Dated December 31, 2009

Excel Accumulator

Prospectus Dated May 1, 2008

Excel Choice and Excel Executive Edge

Prospectuses Dated November 5, 2007

and Statements of Additional Information

Supplement Dated May 2, 2012

On May 2, 2012, the members of UNIFI ® Mutual Holding Company ("UNIFI ®") approved an amendment to change the company's name to "Ameritas Mutual Holding Company."  Therefore, all references to UNIFI ® Mutual Holding Company in your prospectus, supplements, and Statement of Additional Information are changed to Ameritas Mutual Holding Company.  The short cite for the new company name is "Ameritas;" therefore, all references to UNIFI ® are changed to Ameritas.

All other provisions of your Policy remain as stated in your Policy, prospectus, supplements, and Statement of Additional Information.

Please retain this supplement with the current prospectus for your variable policy.

IN1674 5/12

The Union Central Life Insurance Company

("Union Central Life")

Carillon Life Account

("Separate Account")

Supplement to:

Excel Executive Edge

Prospectus Dated November 5, 2007

and Statement of Additional Information

Supplement Dated May 1, 2012

1.     The Asset Allocation Program section of the prospectus is revised as follows:

a.     The following sentences are added at the end of the first paragraph:

We also obtain research and business support services relating to models from unaffiliated consultants.  We pay for these consultant services, at no additional cost to Policy Owners.

b.     In the Potential Conflicts of Interest first paragraph, the fourth sentence is deleted and replaced with the following:

We may receive fees for administrative services from other portfolios in the models.

2.     The SAI ASSET ALLOCATION PROGRAM text is revised as follows:

a.     In The   Asset Allocation Program Models section, the first two sentences are deleted and replaced with the following:

Development of the Program models is a multi-step process.  First, we obtain research relating to models from an unaffiliated firm, then an optimization analysis is performed to determine the breakdown of asset classes.

b.     In the Potential Conflicts of Interest paragraph, the sentence, "We and AIC may receive revenue sharing from other portfolios that are available as investment options or distribution fees." is deleted and replaced with the following:

We may receive revenue sharing from other portfolios that are available as investment options or distribution fees.

3.     In the Distribution of the Contracts section, the last paragraph, discussing 12b-1 fees is deleted.

All other provisions of your policy remain as stated in your policy and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable policy.

IN1671 5/12

The Union Central Life Insurance Company

("Union Central Life")

Carillon Life Account

("Separate Account")

Supplement to:

Excel Executive Edge

Prospectus Dated November 5, 2007

and Statement of Additional Information

Supplement Dated May 1, 2011

1.     In the Asset Allocation Program section of the prospectus, the reference to "AIC's Form ADV Part II" is deleted and replaced with "AIC's Form ADV Part 2A, Appendix 1."

2.     In the Asset Allocation Program section of the prospectus and in the SAI, the name of our affiliate, which is the adviser of the Calvert Funds, is changed to Calvert Investment Management, Inc. (named Calvert Asset Management Company, Inc. prior to April 30, 2011).  References to Calvert Investment Management, Inc. are revised to use the short cite "CIM."

3.     The SAI ASSET ALLOCATION PROGRAM text is revised as follows:

a.     In the Asset Allocation Program Models section, the sentence "First, SIA performs an optimization analysis to determine the breakdown of asset classes." is deleted and replaced with the following:

First, an optimization analysis is performed to determine the breakdown of asset classes.  Next, after the asset class exposures are known, a determination is made of how available investment options can be used to implement the asset class level allocations.

b.     In the second paragraph of the Periodic Updates of the Models and Notices of Updates section, the sentence "This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model (independently of the automatic quarterly rebalancing)." is deleted and replaced with the following:

This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model when your next automatic quarterly rebalancing occurs.

c.     In the first paragraph on Potential Conflicts of Interest, the sentence "SIA analyzes all our model investment options and their underlying portfolios; it evaluates and recommends the selection, allocation weighting, and periodic updates regarding portfolios in the models." is deleted and replaced by the following:

Summit analyzes all our model investment options and their underlying portfolios; it evaluates and recommends the selection of specific funds and periodic updates regarding portfolios in the models.  In developing these recommendations, Summit consults with unaffiliated third parties to obtain information on asset class-level allocation weightings and impact of the models on insurance reserves.

All other provisions of your policy remain as stated in your policy and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable policy.

IN1616  5/11

THE UNION CENTRAL LIFE INSURANCE COMPANY

("Union Central")

CARILLON LIFE ACCOUNT

 ("Separate Account")

Supplement to:

Executive Edge VUL

Prospectus Dated November 5, 2007

Supplement Dated May 1, 2010

1.    The following paragraph is added to your prospectus Separate Account section:

Resolving Material Conflicts  – Underlying Investment Interests

In addition to serving as underlying portfolios to the Subaccounts, the portfolios are available to registered separate accounts of other insurance companies offering variable annuity and variable life insurance contracts.  We do not currently foresee any disadvantages to you resulting from the fund companies selling portfolio shares to fund other products.  However, there is a possibility that a material conflict of interest may arise between Policy Owners and the owners of variable contracts issued by other companies whose values are allocated to one of the portfolios.  Shares of some of the portfolios may also be sold to certain qualified pension and retirement plans qualifying under section 401 of the Internal Revenue Code.  As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans.  In the event of a material conflict, we will take any necessary steps to resolve the matter, including removing that portfolio as an underlying investment option of the Separate Account.  The Board of Directors of each fund company will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts.  See the accompanying prospectuses of the portfolios for more information.

2. References to Rule 12h-7 are deleted and replaced with the following text:

Union Central relies on the exemption provided by Rule 12h-7 to file reports under the Securities Exchange Act of 1934.

3.     Any references to IMSA membership are deleted.

4.     The Model Asset Allocation section of your prospectus is deleted and replaced with the following:

Asset Allocation Program

We may offer an asset allocation program using models.  However, you always have the ability to construct your own asset allocation plan from among the investment options available in your Policy.  Asset allocation programs using models are intended to match model risk tolerance and investment objectives with the investment options available in your Policy.

To assist you in your selection of an asset allocation model, our Asset Allocation Program (the "Program") uses fund-specific model  recommendations developed by our affiliate, Summit Investment Advisors, Inc. ("SIA").  These recommendations are offered to you through an agreement between Union Central and SIA.  The Program consists of five models, ranging from aggressive to conservative.  SIA provides Ameritas Investment Corp. ("AIC"), our majority owned subsidiary, with ongoing recommendations and monitoring of the portfolios that comprise the models.

To participate in the Program:

  AIC will serve as your investment adviser fiduciary for the Program solely for purposes of development of the models and periodic updates to the models.  You must give AIC your written consent and discretionary authority for AIC to give us instructions to allocate your premiums (or, for an existing Policy, Policy value)

IN1513 5/10	1

pursuant to the allocations of the model you select.  AIC will also periodically instruct us to change your allocations consistent with any changes to the model made by AIC as recommended by SIA.  AIC has no discretionary authority to execute any other transfers for your Policy.

  You must complete the Asset Allocation questionnaire.
  You must allocate all of your Policy value to one asset allocation model.  We must receive notice of your asset allocation model election by Written Notice before we can begin a Program for you.  Only you can select which model is best for you.  The Asset Allocation questionnaire can be an aid, but neither it nor AIC will make this decision for you.  You may wish to consult with your own financial professional to determine whether participation in the Program is best for you, and if so, which model is most suitable.
  Each quarter we will automatically rebalance the Subaccount values to be consistent with the allocation percentages for the Program model that you selected.  Such rebalancing will be disclosed in quarterly statements to you.  Performance of each model is updated daily on our website and is available upon request.
  At least annually, AIC will re-evaluate and may make changes to each investment level model based upon SIA’s recommendations.  When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your Policy value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Program.
  If you are currently participating in a Program model and you make changes to your allocations outside the model, you will not receive future notifications of model changes.  You will then be considered as having withdrawn from the Program and as having cancelled your relationship with AIC for purposes of implementing the Program with your Policy.  For this reason, you will not be able to execute trades online if you participate in the Program.  You will be required to talk to a Service Center representative if you are in the Program, but wish to make a transfer or trade.  The Service Center representative will explain to you, prior to executing any telephone transaction, that your election to execute a trade will result in the discontinuance of the Program for your Policy.
  If participation in the Program terminates, including by death of the Owner, Policy value will not be reallocated automatically if the model is changed, and thus will not reflect the most current allocation recommendations.  Any additional premiums received after the death of the Owner will be returned.

Potential Conflicts of Interest

AIC and SIA may be subject to competing interests that have the potential to influence their decision making with regard to the models.  AIC is compensated by us as principal underwriter for the Policies.  SIA is compensated by us for its fund-specific model recommendations, and its ongoing oversight of the available investment options.  We and AIC may receive fees for administrative services from other portfolios in the models.  This additional compensation and related responsibilities may create conflicts of interest as AIC determines what portfolios should be in the models.  Also, Calvert Variable Products, Inc. and Calvert Variable Series, Inc. (the "Calvert Funds"), which are part of the UNIFI Mutual Holding Company and therefore are affiliated with us, have portfolios offered through the Policy.  The Calvert Funds are advised by Calvert Asset Management Company, Inc. ("CAMCO"), an affiliate of ours, and certain of the Calvert Funds are subadvised by Summit Investment Partners, Inc. ("Summit"), also an affiliate of ours.  CAMCO and Summit are compensated for advisory oversight, subadvisory, and administrative services.  Calvert Fund portfolios may or may not be included in the models.  SIA may have an incentive to recommend certain portfolios that have administrative, advisory or subadvisory services provided by CAMCO and Summit.  As a result of the competing interests the affiliated parties face in this Program, there is an increased potential risk of a conflict of interest in these arrangements.

There is no additional charge for selecting the Program.  Although asset allocation programs are intended to mitigate investment risk, there is a risk that investing pursuant to a model will still lose value.  For information about risks of participating in the Program and more detail about the Program, including more information about conflicts of interest, ask for a copy of the Separate Account's Statement of Additional Information.  More information about AIC’s role as investment adviser for the Program is available on AIC’s Form ADV Part II which is delivered to you at the time you subscribe to the Program.  We may modify or discontinue the Asset Allocation Program at any time.

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5.     The Model Asset Allocation section of your Statement of Additional Information is deleted and replaced with the following:

ASSET ALLOCATION PROGRAM

The Service

Ameritas Investment Corp. ("AIC"), a majority owned subsidiary of Ameritas, has developed several asset allocation models, each based on different profiles of an investor’s willingness to accept investment risk, and provided exclusively through our Policies as the Asset Allocation Program (the "Program").  AIC periodically (typically annually) evaluates and updates the models.  In developing and periodically updating the models, AIC currently relies on the fund-specific model  recommendations made by Summit Investment Advisors, Inc. ("SIA"), a registered investment advisor, which, like Ameritas, is wholly owned by AHC and ultimately by UNIFI.  AIC may change the firm it uses, or, as is currently the case, may use no independent firm when developing the models for the Program.

If you choose to subscribe to the Program, AIC will serve as your investment adviser solely for purposes of development of the Program models and periodic updates of the models.

If you choose to subscribe to the Program, AIC instructs us to allocate your initial premium (in the case of a new application) or accumulated value, as applicable, to the investment options according to the model you select, to similarly allocate subsequent premium, and to periodically automatically reallocate your accumulated value or premium payments.  Your Policy value will be rebalanced quarterly consistent with your selected model.

The Asset Allocation Program Models

Development of the Program models is a two-step process.  First, SIA performs an optimization analysis to determine the breakdown of asset classes.  Next, after the asset class exposures are known, a determination is made of how available investment options can be used to implement the asset class level allocations.  Investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance.  SIA may also choose passively managed index investment options to optimize returns for a given risk profile.  SIA's philosophy on selecting active investment managers centers on choosing experienced managers that add value over time, using a consistent process, and staying on mandate across market cycles.  When selecting investment options, SIA looks for competitive fees, tenured fund management, and total returns that are competitive to their peers.  SIA avoids managers holding "off-mandate" exposures, or other significant portfolio concentrations that could lead to sharp performance deviations.  This process could, in some cases, result in the inclusion of an investment option in a model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

Periodic Updates of the Models and Notices of Updates

Each model is evaluated periodically (generally, annually) to assess whether the combination of investment options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model.  As a result, each model may change, and the investment options used within a model may change.

When your selected model is updated, AIC instructs us to automatically reallocate your accumulated value and any subsequent premium payments in accordance with any changes to the model you have selected.  This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model (independently of the automatic quarterly rebalancing).  AIC requires that you give it discretionary investment authority to periodically instruct us to reallocate your accumulated value and any subsequent premium payments in accordance with the updated version of the model you have selected, if you wish to participate in the Program.

When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your Policy value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Program.

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Risks

Although asset allocation models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience volatility.  Investment performance of your accumulated value could be better or worse by participating in a Program model than if you had not participated.  A model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes.  Model performance is dependent upon the performance of the component investment options (and their underlying portfolios).  The timing of your investment and the automatic quarterly rebalancing may affect performance.  Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

Periodic updating of the models can cause the underlying portfolios to incur transaction expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios.  These expenses can adversely affect performance of the pertinent portfolios and the models.

Potential Conflicts of Interest.  AIC and SIA may be subject to competing interests that have the potential to influence decision making with regard to the models.  In addition to its limited role as investment adviser under the Program, AIC is also compensated by us as principal underwriter for the Policies.  Also, Calvert Variable Portfolios, Inc. and Calvert Variable Series, Inc. (the "Calvert Funds"), which are part of the UNIFI Mutual Holding Company and therefore are affiliated with us, have portfolios offered through the Policy.  The Calvert Funds are advised by Calvert Asset Management Company, Inc. ("CAMCO"), an affiliate of ours, and certain of the Calvert Funds are subadvised by Summit Investment Partners, Inc. ("Summit"), also an affiliate of ours.  CAMCO and Summit are compensated for administrative, advisory and subadvisory services they provide.  Calvert Fund portfolios may or may not be included in the models.  We and AIC may receive revenue sharing from other portfolios that are available as investment options or distribution fees.  AIC may have an incentive to use certain portfolios in the models that provide higher revenue sharing or advisory fees.  AIC may believe that certain portfolios may benefit from additional assets or could be harmed by redemptions.  SIA analyzes all our model investment options and their underlying portfolios; it evaluates and recommends the selection, allocation weighting, and periodic updates regarding portfolios in the models.  Neither AIC nor we dictate to SIA the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed). SIA may have an incentive to recommend certain portfolios that have administrative, advisory or subadvisory services provided by CAMCO and Summit.  As a result of the competing interests the affiliated parties face in this Program, there is an increased potential risk of a conflict of interest in these arrangements.

AIC and we are under no obligation to continue the Program, or any asset allocation program, and have the right to terminate or change such services at any time.

All other provisions of your policy remain as stated in your policy and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable policy.

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PROSPECTUS

Individual Flexible Premium Variable Universal Life Insurance Policies--Executive Edge

THE UNION CENTRAL LIFE INSURANCE COMPANY

CARILLON LIFE ACCOUNT

Home Office:

1876 Waycross Road

Cincinnati, Ohio 45240

Telephone: 1-800-319-6902

This Prospectus describes an individual flexible premium variable universal life insurance policy issued by The Union Central Life Insurance Company. We designed the policies for business ownership and for use when the insured persons share a common employment or business relationship. We generally require annual planned premium payments equal to $50,000 or more if this policy is purchased other than on a common employment basis. We may permit exceptions in some cases, and additional requirements may apply. Under this policy, we insure the life of the person you specify, and give you flexibility in the death benefit, and amount and timing of your premium payments. With this flexibility, you can provide for your changing insurance needs under a single policy.

You can allocate net premiums to one or more variable account investment options in the variable account, to the guaranteed account, or to both. This Prospectus generally describes the variable account.

We will deposit the net premiums you allocate to the variable account in subaccounts of the Carillon Life Account according to your instructions. We invest the assets of each subaccount in a corresponding portfolio of one of the following fund families:

• AIM Variable Insurance Funds	• MFS Variable Insurance Trust
• The Alger American Fund	• Neuberger Berman Advisers Management Trust
• American Century Variable Portfolios, Inc.	• Oppenheimer Variable Account Funds
• DWS Variable Series I	• Seligman Portfolios, Inc.
• DWS Variable Series II	• Summit Mutual Funds, Inc.
• Franklin Templeton Variable Insurance	• The Universal Institutional Funds, Inc.
Products Trust

To learn more about the portfolios, see their prospectuses.

An investment in the policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank, nor is the policy federally insured by the Federal Deposit Insurance Corporation or any other government agency. An investment in the policy involves certain risks, including the risk that you could lose your premium payments.

The Securities and Exchange Commission has not approved or disapproved this policy or determined that this prospectus is accurate or complete. It is a criminal offense to state otherwise.

This Prospectus does not constitute an offering in any place where it would be illegal to make it. We have not authorized any person to make any representations in connection with the offering other than those in this Prospectus, the prospectuses for the portfolios, or related Statements of Additional Information.

The Date of this Prospectus is November 5, 2007.

PROSPECTUS CONTENTS
SUMMARY OF POLICY BENEFITS AND RISKS	4
Contract Benefits and Risks	4
Portfolio Risks	5
Fee Tables	6
GENERAL INFORMATION ABOUT UNION CENTRAL, THE SEPARATE ACCOUNT AND THE PORTFOLIO	11
The Union Central Life Insurance Company	11
Carillon Life Account	11
The Portfolios	11
GUARANTEED ACCOUNT	14
Minimum Guaranteed and Current Interest Rates	14
Calculation of Guaranteed Account Value	14
Transfers from the Guaranteed Account	14
Payment Deferral from the Guaranteed Account	15
CHARGES AND DEDUCTIONS	15
Premium Expense Charge	15
Monthly Deduction	15
Cost of Insurance Charge	16
Costs Associated with Changes in Specified Amount	17
Monthly Administrative Charge	17
Supplemental and/or Rider Benefit Charges	17
Daily Mortality and Expense Risk Charge	17
Transfer Charge	18
Surrender Charge	18
Sales Surrender Charge	18
Administrative Surrender Charge	19
Loan Interest	19
Fund Expenses	19
Income Tax Charge	19
Special Arrangements	19
CONTRACT DESCRIPTION	20
Eligible Purchasers	20
Owner Rights	21
Net Premium Allocations	21
Allocation Rules	21
Transfer Privilege	21
Minimum Amount of Transfers	21
Timing of Transfers	21
Limits on Transfers	21
Charges for Transfers	22
Methods of Transfers	22
Conversion Right	22
Excessive Trading	23
Selecting and Changing the Beneficiary	24
Limits on Rights to Contest the Policy	24
Incontestability	24
Suicide Exclusion	24
Supplemental and/or Rider Benefits	24
Changes in the Policy or Benefits	26
Misstatement of Age or Sex	26
Other Changes	26
Participating	27
PURCHASING YOUR POLICY	27
Applying for a Policy	27
Free Look Right to Cancel the Policy	27
Conversion Period	27
PREMIUMS	28
Planned Periodic Premiums	28
Additional Unscheduled Premiums	28

Tax-Free "Section 1035" Exchanges	28
Limitations on Premium Payments	28
Minimum Guaranteed Period	29
Premium Payments Upon Increase in Specified Amount	29
Grace Period	29
Crediting Net Premiums	29
Dollar Cost Averaging Plan	29
Portfolio Rebalancing Plan	30
Earnings Sweep Plan	30
Model Asset Allocation Program	31
POLICY VALUES	32
Determining Account Value	32
Subaccount Values	32
Determination of Unit Value	32
Net Investment Factor	32
Guaranteed Account	33
Loan Account	33
Cash Value	33
Cash Surrender Value	33
DEATH BENEFIT AND CHANGES IN SPECIFIED AMOUNT	33
Amount of Death Benefit Proceeds	33
Death Benefit Options	34
Enhanced Death Benefit Option	34
Use of Accounting Benefit Rider and Annual Renewable Term Rider	34
Accounting Benefit Rider	35
Annual Renewable Term Rider	35
Changes in Death Benefit Option	36
Changes in Specified Amount	36
When Proceeds Are Paid	37
Payment Options	37
CASH BENEFITS	37
Loans	37
Interest	37
Policy Debt	38
Loan Collateral	38
Loan Repayment; Effect if Not Repaid	38
Effect of Policy Loan	39
Surrendering the Policy for Cash Surrender Value	39
Partial Cash Surrenders	39
Maturity Benefit	39
LAPSE AND REINSTATEMENT	39
Lapse	39
Reinstatement	40
TAX CONSIDERATIONS	40
Introduction	40
Life Insurance Qualification; Tax Treatment of Death Benefit	40
Special Considerations for Corporations	41
Accelerated Benefits Rider	41
Continuation of Policy Beyond Age 100	41
Tax Treatment of Loans and Other Distributions	41
Other Policy Owner Tax Matters	42
DISTRIBUTION OF THE POLICIES	43
LEGAL PROCEEDINGS	43
FINANCIAL STATEMENTS	43
IMSA	43
APPENDIX A - GLOSSARY OF TERMS	44
APPENDIX B - ILLUSTRATIONS	45
APPENDIX C - DISCLAIMERS	54
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS	56

SUMMARY OF POLICY BENEFITS AND RISKS

Please read this summary. There are more detailed explanations of these topics in the sections identified in the table of contents above. Unless we indicate otherwise, in describing your policy in this Prospectus, we assume that your policy is in force and that you have no outstanding policy debt.

We designed your policy for business ownership when the insured persons share a common employment or business relationship. It may be owned individually or by a corporation, trust, association or similar entity. We  generally require annual planned premium payments equal to $50,000 or more if your policy is purchased other than on a common employment basis. We will permit exceptions in some case, and additional requirements may apply. You may use the policy for such purposes as informally funding non-qualified executive deferred compensation, salary continuation plans, retiree medical benefits or other purposes. We designed your policy to be a long-term investment that provides insurance benefits. You should evaluate your policy based on your need for insurance, and your policy's long-term investment potential. It might not be to your advantage to replace your existing insurance coverage with this policy. If you already have life insurance, it might not be to your advantage to use loan proceeds or withdrawal proceeds from another policy to purchase this policy. Purchasing this policy is not appropriate if you are looking for a short-term investment, and a few of the policy's features might not be suitable for your situation. If you surrender the policy during its early years, you will pay substantial surrender charges.

Contract Benefits and Risks

Your policy offers you many benefits and presents you with certain risks.

Your policy offers you the benefits of:

•          insurance coverage on a person's life; proceeds under the policy can pass free of federal and state income tax at the death of the insured;

•          allocating your net premiums to various investment options that cover a broad spectrum of investment objectives and risk tolerances that may, if and when investment performance is positive, help you increase your account value at a faster rate than you could expect in a fixed life insurance product paying a fixed rate of interest on your net premium payments;

•          reallocating your account value through dollar-cost averaging, portfolio rebalancing, and our earnings sweep plans or model asset allocation program; these plans do not assure a profit nor protect against an investment loss;

•          choosing among various supplemental riders including a term insurance for other insured persons rider, a guaranteed death benefit, and a maturity extension endorsement that provide additional optional features (they are described on pages 24 - 26);

•          we guarantee to keep your policy in force during the first three policy years as long as you meet the minimum premium requirement;

•          obtaining current information about your policy and performing certain functions related to your policy through our Service Central Internet system (which is described on page 22);

•          receiving personalized illustrations in connection with the purchase of this policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse and the charges and deductions under the policy. They will also help you to compare this policy to other insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value;

•          you can select from two death benefit options available under your policy: a level death benefit ("Option A"), or a death benefit that includes the account value ("Option B") and you can change your death benefit option as described on page 34;

•          after the first policy year, borrowing against your policy for up to 90% of your account value in the variable account and 100% of your account value in the guaranteed account; if you do, we will transfer an amount equal to the loan from the variable account and the guaranteed account to the loan account as collateral for the loan; we will charge interest on the loan and will credit interest on amounts in the loan account;

•          taking a full or partial cash surrender of at least $500 from your policy at any time before the insured's death; and

•          deciding how we pay proceeds under the policy; we may pay cash surrender value and the death benefit proceeds as a lump sum or under one of our payment options.

Buying your policy also exposes you to the risk that:

•          you may want to take cash value out of your policy by taking a partial surrender or a loan from your policy during the early policy years when your cash surrender value is likely to be too low to permit you to do so;

•          we do not guarantee any minimum cash surrender value;

•          if the value of your policy can no longer cover the policy's monthly charges and any loan interest due, your policy will be in default and a grace period will begin. There is a risk that if partial surrenders, loans, and charges reduce your account value to too low an amount and/or if the investment experience of your selected subaccounts is unfavorable, then your policy could terminate. In that case, you will have a 61-day grace period to make a sufficient payment. If you do not make a sufficient payment before the grace period ends, your policy will terminate without value; all rights and benefits under your policy, including your insurance coverage, will end. If your policy lapses while loans are outstanding, adverse tax consequences may result. After termination, you may reinstate your policy within five years subject to certain conditions;

•          if your policy lapses, you may find it difficult to replace the life insurance coverage for a similar cost when you are at an older age and possibly in poorer overall health;

•          loans and partial cash surrenders may significantly affect current and future account value, cash surrender value, and death benefit proceeds;

•          we expect that the policy will generally be deemed a life insurance contract under federal tax law, and that the death benefit paid to the beneficiary will generally not be subject to federal income tax. However, due to lack of guidance, there is less certainty in this regard with respect to policies issued on a substandard basis;

•          depending on the total amount of premiums you pay, the policy may be treated as a modified endowment contract (MEC) under federal tax laws. If this occurs, partial or full cash surrenders, as well as policy loans, will be taxable as ordinary income to the extent there are earnings in the policy.  In addition, a 10% penalty tax may be imposed on certain full and partial cash surrenders, and loans. You should consult a qualified tax advisor for assistance in all tax matters involving your policy. There is a further discussion of the tax consequences of your life insurance policy being treated as a modified endowment contract in the Tax Considerations section on pages 40-42;

•          we may not have adequate claims-paying ability to the extent amounts are payable from our guaranteed account at the time the insured person dies or you surrender your policy; and

•          our general liabilities and general account investment performance may hinder our ability to pay an interest rate in excess of the guaranteed account guaranteed interest rate.

Portfolio Risks

Additional information concerning the investment objectives and policies of the portfolios, as well as risks, can be found in the current portfolio prospectuses that accompany this Prospectus. You should read the prospectuses for the portfolios carefully before making any decision about the allocation of your net premiums.

Fee Tables

The following tables describe the fees and expenses that you may pay when buying and owning the policy. If the amount of the charge depends on the personal characteristics of the insured, then the fee table lists the minimum and maximum charges we assess under the policy, and the fees and charges of an insured with the characteristics set forth below. These charges may not be typical of the charges you will pay.

The first table describes the fees and expenses that you will pay when buying the policy, paying premiums, making cash withdrawals from the policy, surrendering the policy, transferring account value among the subaccounts and the guaranteed account, or taking a loan.

TRANSACTION FEES

Charge	When Charge is Deducted	Guaranteed Maximum Amount	Current Amount Deducted
Sales Charge Imposed on Premiums (Load)	when premiums are paid	4% of premium paid during first 10 policy years; 2% of premium paid thereafter	2% for all policy years
Premium Taxes [1]	when premiums are paid	2.5% of premium paid	2% of premium paid
Sales Surrender Charge (Load) [2,3]	at time of surrender or lapse until end of 15th policy year	26% of premiums paid up to sales surrender premium shown in policy (during the first five policy years)	same as guaranteed maximum amount
Minimum and Maximum Administrative Surrender Charge [2,4]	at time of surrender or lapse during the first 15 policy years and 15 years following an increase in specified amount	$0.50 to $7.50 per $1000 of base specified amount (during the first five policy years)	same as guaranteed maximum amount
Administrative Surrender Charge for a 36-year old male insured [2]	at time of surrender or lapse during the first 15 policy years and 15 years following an increase in specified amount	$3.50 per $1000 of base specified amount (during the first five policy years)	same as guaranteed maximum amount
Transfer Fees	when transfers are made	$15 per transfer	$10 per transfer after the first 12 per policy year
Loan Interest Spread [5]	at the end of each policy year, or upon death, policy lapse, or surrender, if earlier	1.5% annually of amount in the loan account during the first ten policy years; 0.25% percent thereafter	same as guaranteed maximum amount

1 We do not currently assess any charge for income taxes incurred as a result of the operations of the subaccounts of the separate account. We reserve the right, however, to assess a charge for such taxes against the subaccounts if we determine that income taxes will be incurred.

2 The surrender charge has two components: a sales surrender charge and an administrative surrender charge. The sales surrender premium on which the sales surrender charge is based varies based on issue age, sex, specified amount, and rate class applicable to the insured. Your maximum sales surrender premium is stated in your policy. The administrative surrender charge component varies based on issue age (or age at the time of an increase in specified amount) and the policy year in which the charge is imposed. The surrender charges shown may not be typical of the charges you will pay. Please see your policy for more information about the surrender charge that applies to you. You may obtain more information about your surrender charge from your agent or by contacting us at 1-800-319-6902.

3 The sales surrender charge declines based on the policy year to zero after the 15th policy year. The minimum sales surrender premium is $0.65 per $1000 of specified amount for a female, 1-year-old, tobacco insured; the maximum sales surrender premium is $32.00 per $1000 of specified amount for a male, 75-year-old, tobacco insured.

4 The maximum charge occurs during policy years 1 through 5 and is based on the following characteristics: for issue ages 0 to 9, $0.50 per $1000; for issue ages 10 to 19, $1.50 per $1000; for issue ages 20 to 29, $2.50 per $1000; for issue ages 30 to 39, $3.50 per $1000; for issue ages 40 to 49, $4.50 per $1000; for issue ages 50 to 59, $5.50 per $1000; for issue ages 60 to 69, $6.50 per $1000; and for issue ages 70 and higher, $7.50 per $1000. The rates apply during the first five policy years and then decline monthly to zero at the end of the 15th policy year.

5 The loan interest spread is the difference between the amount of interest we charge you for a loan (currently 6.50%, guaranteed not to exceed the maximum permitted by law, compounded annually) and the amount of interest  we credit to the amount in your loan account (currently 5.00%, guaranteed to be 1.5% lower than the actual charged interest rate during the first ten policy years, and 0.25% lower than the actual charged interest rate thereafter).

This table describes the fees and expenses that you will pay periodically during the time that you own your policy, not including portfolio fees and expenses.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

Charge	When Charge is Deducted	Guaranteed Maximum Amount	Current Amount Deducted
Minimum and Maximum Charges for Cost of Insurance [6,7]	On the policy date, and each monthly date thereafter	$.06 per $1000 of risk amount to $83.33 per $1000 of risk amount	$.06 per $1000 of risk amount to $35.91 per $1000 of risk amount
Cost of Insurance for the following insured: [6] male, 36-year-old standard non-tobacco, $300,000 specified amount, Death Benefit Option A, first year of policy	On the policy date, and each monthly date thereafter	$.15 per $1000 in risk amount	$.13 per $1000 of risk amount
Monthly Administrative Charge	On the policy date and each monthly date thereafter	$25.00 during the first policy year; $10.00 thereafter	$5.00
Mortality and Expense Risk Fees	On the policy date and each day thereafter	.75% of account value on an annual basis in the separate account first 10 policy years; .25% of account value on an annual basis in the separate account thereafter	same as guaranteed

6 The cost of insurance rate varies based on the insured's issue age (or age at increase of specified amount), sex, rate  class, specified amount and policy year. The cost of insurance charge is calculated based on the risk amount. The  current cost of insurance charges may be less than those shown above. Generally, current cost of insurance charges are lower for policies with a specified amount of more than $250,000. If you elect either or both the Accounting Benefit Rider ("ABR") and the Annual Renewable Term Rider ("ART") to supplement your insurance coverage under the policy, your cost of insurance charge will be affected. (See the rider charges table below, where the rates  for cost of insurance of each rider is disclosed, and also "Use of Accounting Benefit Rider and Annual Renewable  Term Rider", page 35.). During the early years of the policy, the ABR will provide lower current cost of insurance  rates than available under the base policy. The ART will provide lower current cost  of insurance rates in all policy years. Use of the riders can lower the cost of insurance charge you would otherwise pay for a given amount of insurance coverage. If you elect to use the ABR, there is a specified amount charge per thousand of ABR specified  amount that varies by sex, rate class, issue age, policy year and death benefit option. There are no monthly charges for the ART, other than a cost of insurance charge. The cost of insurance charges shown in the table may not be representative of the charges you will pay. Please see your policy for more information about the cost of insurance that applies to you. You may obtain more information about your cost of insurance charge from your agent or by contacting us at 1-800-319-6902.

7 The minimum charge is based on an insured with the following characteristics: issue age 10, female, non-tobacco; the maximum charge is based on an insured with the following characteristics: attained age 99, male, tobacco.

Optional Rider Charges	When Charge is Deducted	Guaranteed Maximum Amount
Minimum and Maximum Term Rider for Other Insured Persons [7,8]	On the rider issue date and each monthly date thereafter	$.06 to $83.33 per $1000 of rider coverage
Term Rider for Other Insured Persons charges for the following Insured [8] an "other insured person" who is female, age 36, standard non tobacco, $300,000 specified amount of rider coverage	On the rider issue date and each monthly date thereafter	$.13 per $1000 of rider coverage
Accounting Benefit Rider [9] • Minimum and Maximum Cost of Insurance Charge [7] • Minimum and Maximum Specified Amount Charge [10]	On the policy issue date and each monthly date thereafter	$.06 to $83.33 per $1000 of ABR risk amount
Accounting Benefit Rider charges for the following insured: [9] a male, 36-year old standard non‑ tobacco	On the policy issue date and each monthly date thereafter	$0.00 to $1.54 per $1000 of ABR specified amount
• Cost of Insurance Charge • Specified Amount Charge		$.15 per $1000 of ABR risk amount $.07 per $1000 of ABR specified amount
Minimum and Maximum Charges for Guaranteed Insurability Option Rider [11,12]	On the rider issue date and each monthly date thereafter	$.06 to $.19 per $1000 of rider coverage
Guaranteed Insurability Option Rider charges for the following insured: 11, a male, 36 year old	On the rider issue date and each monthly date thereafter	$.19 per $1000 of rider coverage
Minimum and Maximum Cost of Insurance Charge for Annual Renewable Term Rider [7,13]	On the rider issue date and each monthly date thereafter	$.06 to $83.33 per $1000 of ART risk amount
Cost of Insurance Charge for Annual Renewable Term Rider for the following insured: [13] a male, 36 year old standard non tobacco, $300,000 specified amount, Death Benefit Option A	On the rider issue date and each monthly date thereafter	$.16 per $1000 of ART risk amount
Minimum and Maximum Charges for Accidental Death Benefit Rider [14,15]	On the rider issue date and each monthly date thereafter	$.02 per $1000 to $.13 per $1000 of rider coverage

Optional Rider Charges	When Charge is Deducted	Guaranteed Maximum Amount
Accidental Death Benefit Rider charges for the following insured: [14] a male, 36 year old	On the rider issue date and each monthly date thereafter	$.07 per $1000 of rider coverage
Minimum and Maximum Charges for Total Disability Benefit Rider-‑ Waiver of Monthly Deduction : [16,17]	On the rider issue date and each monthly date thereafter	$1.64 to $17.28 per $100 of monthly deduction waived
Total Disability Benefit Rider ‑ Waiver of Monthly Deduction for the following insured: 16 a male, 36 year old standard non tobacco	On the rider issue date and each monthly date thereafter	$2.34 per $100 of monthly deduction waived
Minimum and Maximum Charges for Total Disability Benefit Rider – Policy Continuation to Maturity Date Not Guaranteed [17,18]	On the rider issue date and each monthly date thereafter	$.84 to $8.64 per $100 of monthly benefit
Total Disability Benefit Rider--Policy Continuation to Maturity Date Not Guaranteed for the following Insured [18] a male, 36 year old standard non tobacco	On the rider issue date and each monthly date thereafter	$1.17 per $100 of monthly benefit
Children's Insurance Rider	On the issue date and each monthly date thereafter	$.48 per $1000 of rider coverage
Enhanced Death Benefit Option Endorsement	No charge for electing the enhanced death benefit, but your cost of insurance may increase if you elect
Guaranteed Death Benefit Rider (No Lapse Rider in Maryland)	No charge
Insurance Exchange Rider [19]	No charge
Accelerated Benefit Rider If the Rider is Elected	No charge When the Rider is Elected	No Charge [20] 0.5% administrative fee on the amount of the accelerated benefit, plus 1.5% interest for loan on amount advanced. [21]
Scheduled Increase Option Rider for the Insured	No charge
Cost of Living Rider for the Insured	No charge
Maturity Extension Endorsement	No charge

8 The term rider for other insured persons varies based on the insured's issue age (or age at increase of specified amount), sex, rate class, risk amount, and duration. The term rider charges shown in the table may not be representative of the charges you will pay. Please see your policy for more information about the term rider for other insured persons charge that applies to you. You may obtain more information about your term rider charge from your agent or by contacting us at 1-800-319-6902.

9 The cost of insurance component of the accounting benefit rider varies based on the insured's issue age (or age at increase of ABR specified amount), sex, rate class, risk amount and duration. The specified amount cost component of the accounting benefit rider varies based on the insured's issue age (or age at increase of specified amount), sex, rate class, specified amount allocated to the accounting benefit rider, and duration. The accounting benefit rider charges shown in the table may not be representative of the charges you will pay. Please see your policy for more information about the accounting benefit rider for other insured persons charge that applies to you. You may obtain more information about your accounting benefit rider charge from your agent or by contacting us at 1-800-319-6902.

10 The minimum ABR specified amount charge is based on an insured with the following characteristics: issue age 0, male, tobacco; the maximum charge is based on an insured with the following characteristics: issue age 75, male, tobacco.

11 The guaranteed insurability option rider varies based on the insured's issue age. The guaranteed insurability option rider charges shown in the table may not be representative of the charges you will pay. Please see your policy for more information about the guaranteed insurability option rider charge that applies to you. You may obtain more information about your guaranteed insurability option rider charge from your agent or by contacting us at 1-800-319-6902.

12 The minimum charge is based on an insured with the following characteristics: issue age 0; the maximum charge is based on an insured with the following characteristics: issue age 37.

13 The cost of insurance charge for the annual renewable term rider varies based on the insured's issue age (or age at increase of specified amount), sex, rate class, ART risk amount and duration. The ART cost of insurance charges shown in the table may not be representative of the charges you will pay. Please see your policy for more information about the ART cost of insurance that applies to you. You may obtain more information about your ART cost of insurance charge from your agent or by contacting us at 1-800-319-6902.

14 The accidental death benefit rider varies based on insured's issue age, sex, and duration. The accidental death benefit rider charges shown in the table may not be representative of the charges you will pay. Please see your policy for more information about the accidental death rider charge that applies to you. You may obtain more information about your term rider charge from your agent or by contacting us at 1-800-319-6902.

15 The minimum charge is based on an insured with the following characteristics: issue age 2, female; the maximum charge is based on an insured with the following characteristics: issue age 69, male.

16 The total disability benefit rider – waiver of monthly deduction rider varies based on the amount of your policy's  monthly deduction. The total disability benefit rider – waiver of monthly deduction charges shown in the table may not be representative of the charges you will pay. Please see your policy for more information about the total disability benefit rider – waiver of monthly characteristics charge that applies to your Policy. You may obtain more information about your total disability benefit rider – waiver of monthly deduction charge from your agent or by contacting us at 1-800-319-6902.

17 The minimum charge is based on an insured with the following characteristics: issue age 0, male, tobacco; the maximum charge is based on an insured with the following characteristics: issue age 59, male, tobacco.

18 The total disability benefit rider – policy continuation to maturity date not guaranteed rider varies based on the monthly disability benefit you select at the time you add the rider to your policy. The total disability benefit rider – policy continuation to maturity date not guaranteed rider charges shown in the table may not be representative of the charges you will pay. Please see your policy for more information about the total disability benefit rider – policy continuation to maturity date not guaranteed charge that applies to you. You may obtain more information about your total disability benefit rider – policy continuation to maturity date not guaranteed rider charge from your agent or by contacting us at 1-800-319-6902.

19 While there is no charge to add this rider, an insurance exchange could result in a cost or credit to the owner, depending both on whether the substitute insured has higher or lower costs of insurance, due to age, sex, and rate class, than the original insured, and on which policy type the owner selects.

20 Although there is no charge for the rider, if you request an accelerated benefit, you will be subject to the charges for the accelerated benefit.

21 The advance and any premiums we pay on your behalf after you get the advance will be a lien on your policy and will be subject to interest charged at the same rate as a policy loan.  (See the section on Loans Interest  for information on rate computations.)

This table shows the minimum and maximum total operating expenses charged by the portfolio companies that you may pay periodically during the time that you own your policy. The fees and expenses are for the fiscal year ended December 31, 2006. Expenses of the portfolios may be higher in the future. More detail about each portfolio's fees and expenses is contained in the portfolio's prospectus.

ANNUAL PORTFOLIO OPERATING EXPENSES

	Lowest	Highest
Total Annual Operating Expenses *	0.43%	1.32%

*Expenses that are deducted from portfolio company assets including management fees, distribution and/or service 12b-1 fees and other expenses.  Class 12b-1 shares of certain funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees out of fund assets to those who sell and distribute fund shares.  In addition to 12b-1 fees, we receive from some of our participating investment advisers annual revenue sharing of between .05% and .25% of subaccount assets for providing various shareholder support services.  For further information concerning compensation paid for the sale of the policies, see the "Distribution of the Policies" section.

The portfolio expenses used to prepare this table were provided to Union Central by the funds. Union Central has not independently verified such information.

For information concerning compensation paid for the sale of the Policies, see "Distribution of the Policies" on page 43.

GENERAL INFORMATION ABOUT UNION CENTRAL, THE SEPARATE ACCOUNT AND THE PORTFOLIOS

The Union Central Life Insurance Company

Union Central issued the policies. We are a stock life insurance company organized under the laws of the State of Ohio in 1867. We primarily sell life and disability insurance and annuities and we are currently licensed to do business in all states and the District of Columbia.

On January 1, 2006, The Union Central Life Insurance Company, an Ohio mutual life insurance company, converted to an Ohio stock life insurance subsidiary of a newly formed Ohio mutual insurance holding company.  The new Ohio mutual insurance holding company immediately merged with and into Ameritas Acacia Mutual Holding Company, a Nebraska mutual insurance holding company, pursuant to an Agreement and Plan of Merger dated January 28, 2005.  Upon consummation of the merger, Ameritas Acacia Mutual Holding Company changed its name to UNIFI Mutual Holding Company, and Union Central became an indirect wholly-owned subsidiary of UNIFI Mutual Holding Company.

Carillon Life Account

We established Carillon Life Account (the "separate account") as a separate investment account under Ohio law on July 10, 1995. It supports your policy and may be used to support other variable life insurance policies, and for other purposes permitted by law.

We own the assets in the separate account. The separate account is divided into subaccounts which invest in shares of the portfolios. Income, gains and losses of the separate account reflect the separate account's investment experience and not the investment experience of our other assets. The assets of the separate account may not be charged with liabilities of Union Central other than those arising from the variable life policies. We are obligated to pay all benefits provided under your policy.

The Portfolios

Subaccounts of the separate account currently invest in designated portfolios of series-type mutual funds, as shown in the chart below.

The investment experience of each subaccount of the separate account depends on the investment performance  of its corresponding portfolio. Each portfolio is registered with the SEC under the Investment Company Act of 1940 (the "1940 Act") as a series of an open-end diversified investment company. The SEC does not, however, supervise the management or the investment practices and policies of the portfolios. The assets of each portfolio are separate from assets of the others, and each portfolio has different investment objectives and policies. As a result, each portfolio operates as a separate investment fund and the investment performance of one portfolio has no effect on the investment performance of any other portfolio. The investment objective of each portfolio is set forth in the portfolio prospectus.

CARILLON LIFE ACCOUNT PORTFOLIOS

PORTFOLIOS	FUND TYPE	INVESTMENT ADVISER
AIM V.I. Capital Appreciation Fund, Series I	large cap growth	A I M Advisors, Inc.
Alger American Leveraged AlICap Portfolio, Class O	multi-cap growth	Fred Alger Management, Inc.
Alger American MidCap Growth Portfolio, Class O	midcap growth	Fred Alger Management, Inc.
American Century VP Income & Growth Fund, Class I	large cap value	American Century Investment Management, Inc.
American Century VP Value Fund, Class I	multi-cap value	American Century Investment Management, Inc.
DWS I Capital Growth VIP Portfolio, Class A	large cap growth	Deutsche Investment Management Americas Inc.
DWS I International VIP Portfolio, Class A	international (large cap core)	Deutsche Investment Management Americas Inc.
DWS II Money Market VIP Portfolio, Class A	money market	Deutsche Investment Management Americas Inc.
FTVIPT Templeton Foreign Securities Fund, Class 2	international (large cap value)	Templeton Investment Counsel, LLC
MFS VIT Emerging Growth Series, Initial Class	multi-cap growth.	Massachusetts Financial Services Company
MFS VIT High Income Series, Initial Class	high yield (junk) bonds	Massachusetts Financial Services Company
MFS VIT Investors Trust Series, Initial Class	large cap core	Massachusetts Financial Services Company
MFS VIT New Discovery Series, Initial Class	small cap growth	Massachusetts Financial Services Company
MFS VIT Total Return Series, Initial Class	balanced (equities and bonds)	Massachusetts Financial Services Company
Neuberger Berman AMT Guardian Portfolio, Class I	large cap value	Neuberger Berman Management, Inc.
Oppenheimer Global Securities Fund/VA, Non‑Service Shares	global (large cap growth)	OppenheimerFunds, Inc.
Oppenheimer Main Street Fund®/VA, Non-Service Shares	large cap core	OppenheimerFunds, Inc.
Seligman Communications and Information Portfolio, Class 2	sector concentration: communications, information and related industries	J. & W. Seligman & Co. Incorporated
Seligman Smaller-Cap Value Portfolio, Class 2	small cap value	J. & W. Seligman & Co. Incorporated
Summit Balanced Index Portfolio	balanced (equities and bonds)	Summit Investment Partners, Inc. *
Summit Bond Portfolio	bond	Summit Investment Partners, Inc. *
Summit EAFE International Index Portfolio	index: MSCI EAFE (international)	Summit Investment Partners, Inc. *
Summit Lehman Aggregate Bond Index Portfolio	index: Lehman Aggregate Bond (bond)	Summit Investment Partners, Inc. *
Summit Nasdaq-100 Index Portfolio	index: Nasdaq-100 (large cap growth)	Summit Investment Partners, Inc. *
Summit Russell 2000 Small Cap Index Portfolio	index: Russell 2000 (small cap core)	Summit Investment Partners, Inc. *
Summit S&P MidCap 400 Index Portfolio	index: S&P MidCap 400 Index (mid cap core)	Summit Investment Partners, Inc. *
Summit S&P 500 Index Portfolio	index: S&P 500 (large cap core)	Summit Investment Partners, Inc. *
Summit Zenith Portfolio	large cap value	Summit Investment Partners, Inc. *
UIF Core Plus Fixed Income Portfolio, Class I	bond	Morgan Stanley Investment Management Inc. (doing business in this instance as Van Kampen)
UIF U.S. Real Estate Portfolio, Class I	Sector concentration: REIT	Morgan Stanley Investment Management Inc. (doing business in this instance as Van Kampen)

* Summit Investment Partners, Inc. is part of UNIFI Mutual Holding Company, the ultimate parent of Union Central.

There is no assurance that any of the portfolios will achieve their respective stated objectives. In addition, you should know that during extended periods of low interest rates, the yields of the Money Market Portfolio may also become extremely low and possibly negative.

Distinctions Between the Portfolios and Other Funds from the Same Investment Adviser. The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other funds with similar names that may be managed by the same investment adviser. These other funds may be sold to the public and may have their performance results reported in the financial press. The investment results of the portfolios, however, are not likely to be reported in the financial press because they are used exclusively for the investment of money from variable insurance products like your policy. The portfolios may have higher or lower investment results than the other publicly-reported funds. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other fund, even if the other fund has the same investment adviser.

Addition, Deletion or Substitution of Investments. We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the separate account or that the separate account may purchase. We reserve the right to eliminate the shares of any of the portfolios if the shares of the portfolio are no longer available for investment, or if in our judgment investment in any portfolio would become inappropriate.  If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio and/or change any future allocations to that eliminated portfolio.  If you do not reallocate these amounts, and/or change any future allocations, we will automatically reinvest them in the Money Market Subaccount.  We also reserve the right to eliminate the shares of any of the portfolios and to substitute shares of another Portfolio, or of another open-end, registered investment company in such circumstances. If the shares of a portfolio are no longer available for investment or if in our judgment further investment in any portfolio should become inappropriate in view of the purposes of the separate account, we may redeem the shares, if any, of that portfolio and substitute shares of another registered open-end management company or unit investment trust without owner consent. The substituted portfolio may have different investment objectives, fees and expenses. Substitution may be made with respect to existing investments or the investment of future premium payments, or both. We will not substitute any shares attributable to your policy's interest in the separate account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. We may close subaccounts to allocations of premium payments or account value, or both, at any time, in our sole discretion.

We also reserve the right to establish additional subaccounts of the separate account, each of which would invest in shares corresponding to a new portfolio or in shares of another investment company having a specific investment objective. Subject to applicable law and any required SEC approval, we may in our sole discretion establish new subaccounts or eliminate one or more subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new subaccount may be made available to existing policy owners on a basis we will determine.

If any of these substitutions or changes are made, we may by appropriate endorsement change the policy to reflect the substitution or other change. If we deem it to be in the policy owners' best interests, and subject to any approvals that may be required under applicable law, the separate account may be operated as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Union Central separate accounts. We reserve the right to make any changes to the separate account required by the 1940 Act or other applicable law or regulation.

Please note that all of the portfolios described in the portfolio prospectuses may not be available under your policy. Moreover, we cannot guarantee that each portfolio will always be available for your policy, but in the unlikely event that a fund is not available, we will take reasonable steps to secure the availability of a comparable portfolio. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge.

Voting Shares in the Portfolios. Because we are the legal owner of shares held by the subaccounts, we have the right to vote on all matters submitted to shareholders of the portfolios. However, as required by law, we will vote shares held in the subaccounts at regular and special meetings of shareholders of the portfolios in accordance with instructions received from policy owners with account value in the portfolios (this is sometimes called "pass through voting"). Should the applicable federal securities laws, regulations or interpretations thereof change, we may be permitted to vote shares of the portfolios in our own right, and if so, we may elect to do so.

To obtain your voting instructions, before a meeting we will send you voting instruction material, a voting instruction form and any other related material. We determine the number of shares in each subaccount for which you may give voting instructions by dividing the portion of the your account value in the portfolio by the net asset value of one share of the applicable portfolio. Fractional votes will be counted. The number of votes for which you may give instructions will be determined as of the date established by the manager of the portfolio for determining shareholders eligible to vote at the relevant meeting of the portfolio. If we don't receive timely instructions for shares held by a subaccount, we will vote them in the same proportion as those shares for which we did receive instructions.

We may, if required by state insurance officials, disregard your voting instructions if they would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the portfolios, or to approve or disapprove an investment advisory agreement. In addition, we may under certain circumstances disregard voting instructions that would require changes in the investment advisory agreement or investment adviser of one or more of the portfolios, provided that we reasonably disapprove of such changes in accordance with applicable federal regulations. If we ever disregard your voting instructions, you will be advised of that action and of the reasons for such action in the next semiannual report. Finally, we reserve the right to modify the manner in which the weight to be given to pass-through voting instructions is calculated when such a change is necessary to comply with current federal regulations or the current interpretation thereof.

GUARANTEED ACCOUNT

Because of exemptive and exclusionary provisions, interests in the guaranteed account have not been registered under the Securities Act of 1933 nor has the guaranteed account been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the guaranteed account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the guaranteed account. The disclosure regarding the guaranteed account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

You may allocate some or all of your net premiums and transfer some or all of the variable account to the guaranteed account, which is part of our general account and pays interest at declared rates (subject to a minimum interest rate we guarantee to be at least 4%). The principal, after deductions, is also guaranteed. Our general account assets support our insurance and annuity obligations.

The portion of the account value allocated to the guaranteed account will be credited with interest, as described below. Since the guaranteed account is part of our general account, we assume the risk of investment gain or loss on this amount. All assets in the general account are subject to our general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates

We guarantee that the guaranteed account will accumulate at a minimum effective annual interest rate of 4%. We may credit the guaranteed account with current rates in excess of the minimum guarantee, but we are not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations to and from the guaranteed account will be credited with different current interest rates, based upon the date amounts are allocated into the guaranteed account. We may change the interest rate credited to new deposits at any time. Any interest credited on the amounts in the guaranteed account in excess of the minimum guaranteed rate of 4% per year will be determined in our sole discretion. You assume the risk that interest credited may not exceed the guaranteed rate.

Amounts deducted from the guaranteed account for the monthly deduction, partial cash surrenders, transfers to the subaccounts, or charges are currently, for the purpose of crediting interest, accounted for on a last-in, first-out ("LIFO") method. We reserve the right to change the method of crediting from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4% per year.

Calculation of Guaranteed Account Value

The guaranteed account at any time is equal to net premiums allocated or account value transferred to it, plus interest credited to it, minus amounts deducted, transferred, or surrendered from it.

Transfers from the Guaranteed Account

You may not transfer more than 20% of your account value allocated to the guaranteed account on the annual date immediately preceding the date of the transfer, unless the balance after the transfer is less than $25, in which case we will transfer the entire amount.

Payment Deferral from the Guaranteed Account

We reserve the right to defer payment of any partial cash surrender, full surrender, or transfer from the guaranteed account for up to six months from the date of receipt of the notice for the partial or full surrender or transfer. Where required by state law, we will pay interest during the deferral period. However, we will not defer payment of any amounts needed to pay premiums on other policies in force with us.

CHARGES AND DEDUCTIONS

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under your policy. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits under your policy. For example, the sales charge and sales surrender charge may not fully cover all of the sales and distribution expenses we actually incur, and proceeds from other charges, including the cost of insurance charge and the mortality and expense risk charge, may be used in part to cover such expenses. We may profit from policy charges.

Premium Expense Charge

We deduct a sales charge equal to 2% of premiums paid from each premium payment. We reserve the right to increase the sales charge up to an amount equal to 4% of premiums paid during the first ten policy years; the charge is guaranteed to be no more than 2% thereafter. We use this sales charge to partially reimburse us for some of the expenses incurred in the distribution of the policies.

We also deduct a 2.0% charge for state and local premium taxes and expenses from each premium payment. We  reserve the right to increase the premium tax charge to 2.50% per year. The state and local premium tax charge reimburses us for premium taxes we pay to various states and related administrative costs. The premium tax rates we pay range from 0.75% to 3.50%. The state in which your policy is issued may impose no premium tax, or a premium tax higher or lower than the charge deducted under the policies.

If you make premium payments, either planned or unscheduled, equal to or greater than one million dollars during the first policy year, your policy may qualify for reduced premium expense charges in the year in which the premium is paid. If during the first policy year, you actually make less than one million dollars in premium payments, or you make withdrawals or surrenders from the policy to the extent that less than one million dollars of premium remains in the policy on its first policy anniversary, we reserve the right to increase the first year's premium expense charges to the standard premium expense charge on all premium received during the first policy year, as though those standard charges were made at the time the premium payments were made. This chargeback will not occur if the reduction below one million dollars at the first policy anniversary is due to unfavorable investment performance. Before you deposit premium payments into your policy in order to qualify for the reduced premium expense charges, please consider the tax treatment of heavily-funded life insurance policies, which is explained at "Tax Considerations", page 40.

Monthly Deduction

On each monthly anniversary of your policy date, we will deduct from your account value the monthly deductions due, commencing as of the policy date. The monthly deduction consists of:

(1)      cost of insurance charges ("cost of insurance charge"),

(2)      the monthly administrative charge (the "administrative charge"), and

(3)      any charges for supplemental and/or rider benefits ("supplemental and/or rider benefit charges"), as described below.

We deduct the monthly deduction on a pro rata basis from the variable account and from the guaranteed account, based on the percentages of your account value in each investment option, unless you choose to have the monthly deduction taken only from certain subaccounts by using the Monthly Deduction Endorsement.

The Monthly Deduction Endorsement provides you the option of choosing from which investment options the monthly deductions will be taken. If the investment options you choose do not have sufficient funds, the monthly deduction is made pro rata. You can add this endorsement at any time at no cost, and you can change which investment options receive the deductions upon written notice to us.

Cost of Insurance Charge.

This charge compensates us for the expense of providing insurance coverage. The charge depends on a number of variables and varies from policy to policy and from monthly date to monthly date. For any policy, we calculate the cost of insurance on a monthly date by multiplying the current cost of insurance rate for the insured by the risk amount under the policy for that monthly date.

Risk amount = death benefit - account value - monthly deduction (except the cost of insurance charge)

As shown in the equation above, the risk amount for a monthly date is the difference between the death benefit (see page 33) for a policy (as adjusted to take into account assumed monthly earnings at an annual rate equal to the guaranteed interest rate for the guaranteed account) and the account value, as calculated on that monthly date less any monthly deduction due on that date (except the cost of insurance). The portion of your account value you allocate to a variable investment option will have an effect on the risk amount, reducing it when the underlying investments are performing well and increasing it when the underlying investments are performing poorly. You may elect either or both the Accounting Benefit Rider and the Annual Renewable Term Rider to supplement your insurance coverage under the policy. Election of either or both riders will affect the cost of insurance charge under the policy. (See Fee Tables,  page 6 and "Use of Accounting Benefit Rider and Annual Renewable Term Rider," page 35.) If you allocate a portion of your specified amount to the riders, as is shown in the illustrations starting on page 46, during the early years of the policy, the Accounting Benefits Rider will provide lower current cost of insurance rates than available under the base policy. This is primarily because surrender charges are not attributable to the ABR portion of your specified amount. The Annual Renewable Term Rider will provide lower current cost of insurance rates in all policy years because these charges are designed to provide term insurance coverage for any gap between your total death benefit and the combined amount of your base death benefit and your ABR death benefit. Use of the riders can lower the cost of insurance charge you would otherwise pay for a given amount of insurance coverage. Whether or not you allocate a portion of your specified amount to either or both riders, your death benefit is based on the total specified amount you choose.

The current cost of insurance rate for a policy is based on the age at issue, sex and rate class of the insured and on the policy year, and therefore varies from time to time. Generally, cost of insurance charges are lower over time for a person who buys a policy at a younger age than for someone who buys a policy at an older age. Also, generally, cost of insurance charges go up over the life of the policy. Different current cost of insurance rates apply to policies with a face amount under $250,000 than to policies with a face amount of $250,000 or more and, in general, policies with a face amount of $250,000 or more may have lower current cost of insurance rates. We currently place insureds in the following rate classes, based on underwriting: Standard Tobacco (ages 0-75), Standard Nontobacco (ages 20-75), Preferred (ages 20-70), or Preferred Plus (ages 2070). The Preferred and Preferred Plus rate classes are only available under policies with initial face amounts of $100,000 or more. We also may place an insured in a substandard rate class, which involves a higher mortality risk than the standard tobacco or standard nontobacco classes. If you are placed in a substandard rate class, your cost of insurance charges may be based on substandard table ratings or they may include flat charges calculated as dollars per thousand of specified amount, and these extra charges may be temporary or may be permanent.

Cost of insurance rates (whether guaranteed or current) for an insured in a standard nontobacco class are equal to or lower than guaranteed rates for an insured of the same age and sex in a standard tobacco class. Cost of insurance rates (whether guaranteed or current) for an insured in a standard nontobacco or tobacco class are generally lower than guaranteed rates for an insured of the same age and sex and tobacco status in a substandard class.

Legal Considerations Relating to Sex-Distinct Premium Payments and Benefits. Mortality tables for the policies generally distinguish between males and females. Thus, premium payments and benefits under policies covering males and females of the same age will generally differ.

We do, however, also offer policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a policy should consult with their legal advisers to determine whether purchase of a policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, we may offer policies with unisex mortality tables to such prospective purchasers.

We guarantee that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in your policy. The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Tobacco or Nontobacco Mortality Rates ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

Our current cost of insurance rates may be less than the guaranteed rates that are set forth in the policy. Current cost of insurance rates will be determined based on our expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience. These rates may change from time to time.

Costs Associated with Changes in Specified Amount.

If you request an increase in coverage, we will determine a cost of insurance rate for the increase based on the age of the insured at the time of the increase. The following rules will apply for purposes of determining the risk amount for each rate.

We place the insured in a rate class when the policy is issued, based on our underwriting of the application. This original rate class applies to the initial specified amount. When you request an increase in specified amount, we conduct underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class, then the rate class for the increase will also be applied to the initial specified amount (an example of this would be if the insured has stopped smoking since the original policy was issued and now qualifies for non-tobacco rates). If the rate class for the increase has higher cost of insurance rates than the original rate class, the rate class for the increase will apply only to the increase in face amount, and the original rate class will continue to apply to the initial specified amount.

We do not conduct underwriting for an increase in specified amount if the increase is requested by exercising an option to increase the specified amount automatically, without underwriting. See "Supplemental and/or Rider Benefits," page 24, for the description of the Guaranteed Insurability Rider. In such case, the insured's rate class for an increase will be the class in effect when the rider was issued.

If there is a decrease in specified amount after an increase, a decrease is applied first to decrease any prior increases in specified amount, starting with the most recent increase and then each prior increase.

Monthly Administrative Charge.

We deduct a monthly administrative charge from the account value on each monthly date. The administrative charge is currently $5 per month. We reserve the right to increase the administrative charge during the first policy year up to $25 per month, and after the first policy year up to $10 per month. The administrative charge is guaranteed not to exceed $25 per month during the first policy year and $10 per month thereafter.

We use the monthly administrative charge to reimburse us for expenses incurred in administering policies and the separate account. Such expenses include but are not limited to: confirmations, annual reports and account statements, maintenance of policy records, maintenance of separate account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for owner servicing and accounting, valuation, regulatory and updating requirements.

Should the guaranteed charges prove to be insufficient, we will not increase the charges above such guaranteed levels.

Supplemental and/or Rider Benefit Charges.

The cost of additional benefits provided by riders is part of the monthly deduction and is charged to your account value on the monthly date. If you are terminally ill and exercise the Accelerated Benefits Rider, you will incur costs similar to a policy loan. See "Supplemental and/or Rider Benefits," page 24, for a description of the riders available on your policy and the chart beginning on page 8 for a list of maximum and minimum charges associated with each. See also page 35, "Use of Accounting Benefit Rider and Annual Renewable Term Rider" regarding the charges associated with the Accounting Benefit Rider.

Daily Mortality and Expense Risk Charge

We deduct a daily charge from assets in the separate account attributable to the policies. This charge is not taken from guaranteed account assets attributable to the policies. During the first ten policy years, the charge is 0.75% of assets on an annual basis. Thereafter, the charge is 0.25% of assets on an annual basis. We guarantee that these rates will not increase for the duration of your policy. We may realize a profit from this charge. The mortality risk we assume is that the insureds on the policies may die sooner than anticipated and we will pay an aggregate amount of death benefits greater than anticipated. The expense risk we assume is that expenses incurred in issuing and administering the policies and the separate account will exceed the amounts realized from the administrative charges assessed against the policies.

Transfer Charge

We currently assess a transfer charge of $10 for each transfer made during a policy year after the first twelve transfers. We reserve the right to decrease or eliminate the number of free transfers; in addition the transfer charge may be increased, but is guaranteed not to exceed $15 per transfer. We will deduct the transfer charge from the remaining account value in the subaccounts or the guaranteed account from which the transfer is being made on a pro rata basis. We do not expect a profit from this charge.

Surrender Charge

If a policy is completely surrendered or lapses, we may deduct a surrender charge from the account value. The surrender charge includes a sales surrender charge and an administrative surrender charge. You will find the maximum surrender charge in your policy. There is no additional sales surrender charge applicable to increases in specified amount. However, if the policy is completely surrendered following an increase in base specified amount, an additional administrative surrender charge may apply, as described below.

Any surrender charge deducted upon lapse is credited back to the policy's account value upon reinstatement. The surrender charge on the date of reinstatement will be the same as it was on the date of lapse. For purposes of determining the surrender charge on any date after reinstatement, the period the policy was lapsed will not count.

Sales Surrender Charge.

We deduct a sales surrender charge if you surrender your policy or it lapses during the first fifteen policy years following the policy date. The maximum sales surrender charge is 26% of the premiums paid up to a sales surrender premium shown in your policy. The maximum amount shown in your policy is based on the age at issue, sex, specified amount, death benefit option, and rate class applicable to the insured. Increases in your policy's specified amount will not affect the amount of the sales surrender premium, or the amount of the maximum sales surrender charge. Decreases in your policy's specified amount may reduce the sales surrender premium if the decrease is effective prior to the payment of cumulative premiums in an amount equal to the initial sales surrender premium shown in the policy. We will notify you of any reduction in the sales surrender premium, and the amount of the maximum sales surrender charge, at the time of any decrease in specified amount that causes such reductions.

The greatest sales surrender charge applicable to a portion of account value is paid if you lapse or surrender in policy years one through five. The maximum sales surrender charge in these years equals 26% of actual premiums paid up to the sales surrender premium shown in the policy. After the fifth policy year, the maximum sales surrender charge percentage declines on a monthly basis in level increments until it reaches 0% at the end of the fifteenth policy year, as shown in the following table.

END OF POLICY YEAR	SALES SURRENDER CHARGE PERCENTAGE
1-5	26.0%
6	23.4%
7	20.8%
8	18.2%
9	15.6%
10	13.0%
11	10.4%
12	7.8%
13	5.2%
14	2.6%
15	0%

We use the sales surrender charge to reimburse us for some of the expenses incurred in the distribution of the policies. The sales surrender charge may be insufficient to recover distribution expenses related to the sale of the policies. See "Daily Mortality and Expense Risk Charge," page 17, and "Cost of Insurance Charge," page 16.

Administrative Surrender Charge.

We deduct an administrative surrender charge if you surrender your policy or it lapses during the first fifteen policy years following the policy date or any increase in base specified amount (see "Surrender Charge" above). The administrative surrender charge is equal to an amount per $1000 of base specified amount, and depends upon the age of the insured at the time that the base specified amount to which it applies was issued, and the policy year in which the charge is imposed. For issue ages 0 to 9, the amount per $1000 is $0.50 during policy years 1 through 5; for issue ages 10 to 19, $1.50 per $1000; for issue ages 20 to 29, $2.50 per $1000; for issue ages 30 to 39, $3.50 per $1000; for issue ages 40 to 49, $4.50 per $1000; for issue ages 50 to 59, $5.50 per $1000; for issue ages 60 to 69, $6.50 per $1000; and for issue ages 70 and higher, $7.50 per $1000. The charge declines monthly after the end of the fifth policy year to zero at the end of policy year fifteen. The decline equals ten percent of the fifth year charge in each subsequent year, so the sixth year charge is 90% of the fifth year charge, the seventh year charge is 80% of the fifth year charge, and so forth. You will find the applicable administrative surrender charge rates, which increase with issue age, set forth in your policy.

If you increase the base specified amount, the increase is subject to a new administrative surrender charge. We impose this charge if you surrender your policy or it lapses within fifteen policy years from the effective date of the increase, in addition to any sales surrender charge or administrative surrender charge that may apply if you surrender your policy or it lapses within fifteen policy years after the policy date.

We use the administrative surrender charge to cover part of the administrative costs of processing surrenders, lapses, and increases and reductions in base specified amount, as well as legal, actuarial, systems, mailing, and other overhead costs connected with our variable life insurance operations.

Loan Interest

Each year we will set the annual loan interest rate. The rate will never be more than the maximum permitted by law, and will not be changed more frequently than once per year. The rate for a policy year may not exceed the greater of (i) the Published Monthly Average for the calendar month ending two months before the annual date at the beginning of the policy year; or (ii) the guaranteed minimum interest rate applicable to the guaranteed account, plus 1.0%.

Fund Expenses

The value of the net assets of each subaccount reflects the management fees and other expenses incurred by the corresponding portfolio in which the subaccount invests. The investment advisers earn management fees for the services they provide in managing the portfolios. See the prospectuses for the portfolios and the fee table, which shows the highest and lowest expense ratio among the available portfolios, on page 11.

Income Tax Charge

We do not currently assess any charge for income taxes incurred as a result of the operations of the subaccounts of the separate account. We reserve the right, however, to assess a charge for such taxes against the subaccounts if we determine that income taxes will be incurred.

Special Arrangements

Where permitted by state regulation, we may reduce or waive the sales charge component of the premium expense charge; the monthly administrative charge; and/or the surrender charge, under policies purchased by (i) our directors, officers, current or retired employees ("employees"), or agents, or affiliates thereof, or their spouses or dependents; (ii) directors, officers, employees, or agents of broker-dealers that have entered into selling agreements with Carillon Investments, Inc. relating to the policies, or their spouses or dependents; or (iii) directors, officers, employees, or affiliates of the portfolios or investment advisers or sub-advisers or distributors thereof, or their spouses or dependents. In addition, in the future, we may reduce or waive the sales charge component of the premium expense charge, and/or the surrender charge if a policy is purchased by the owner of another policy we issued, and/or through transfer or exchange from a life insurance policy we issued, each in accordance with rules we establish and apply on a uniform basis. Reductions or waivers of the sales charge component of the premium expense charge, the monthly administrative charge, and the surrender charge reflect the reduced sales and administrative effort associated with policies sold to the owners specified. Our home office can provide advice regarding the availability of reduced or waived charges to such owners.

We will issue policies to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases policies covering a group of individuals. An example of such an arrangement is a non-qualified deferred compensation plan. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of policies on an individual basis. The policies may not be available in connection with group or sponsored arrangements in all states.

For policies issued in connection with group or sponsored arrangements, we may reduce or waive one or more  of the following charges: the sales charge component of the premium expense charge; the surrender charge; the monthly charge for the cost of insurance; rider charges; monthly administrative charges; daily mortality and expense risk charges; and/or the transfer charge. We may also reduce the minimum specified amount per policy. In addition, the interest rate credited on amounts taken from the subaccounts as a result of a loan may be increased for these policies. We will waive or reduce these charges as described below and according to our rules in effect when the policy application is approved.

To qualify for a waiver or reduction, a group or sponsored arrangement must satisfy certain criteria, for example, size of the group, or number of years in existence. Generally, the sales contacts and effort, administrative costs, and insurance cost and mortality expense risk per policy may vary based on such factors as the size of the group or sponsored arrangement, its stability, the purposes for which the policies are purchased, and certain characteristics of its members (including underwriting-related factors that we determine result in lower anticipated expenses of providing insurance coverage, and/or lower mortality expense risk, under policies sold to members of the group or through the sponsored arrangement). The amount of any reduction and the criteria for qualification will reflect the reduced sales and administrative effort resulting from sales to qualifying group or sponsored arrangements, and/or the reduced anticipated cost of insurance or mortality expense risk under such policies. We may modify from time to time the amount or availability of any charge reduction or waiver, or the criteria for qualification.

Charge reductions or waivers will not be unfairly discriminatory against any person, including the affected owners and all other owners of policies funded by the separate account.

CONTRACT DESCRIPTION

We intend for your policy to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code. The policy described in this Prospectus may be different from your policy because of differences in applicable state law.  This contract is no longer available for new policy sales.

Eligible Purchasers

We require satisfactory evidence of the insured's insurability, which may include a medical examination of the insured. The available issue ages are 0 through 75. Age is determined on the insured's age as of the birthday nearest the policy date. The minimum specified amount is $50,000. Acceptance of an application depends on our underwriting rules, which may include underwriting on a guaranteed issue or simplified issue basis, and we reserve the right to reject an application for any reason. Contracts issued under guaranteed or simplified issue underwriting may incur higher cost of insurance charges than the contract would incur if it had been fully underwritten, because guaranteed and simplified issue underwriting is done on standard tobacco or nontobacco basis. Insured people who would qualify for preferred underwriting classes if fully underwritten will pay more in cost of insurance charges. Subject to state law variations, we will sell a policy to any U.S. citizen who is more than 0 years of age, but less than 75 years of age. We may also sell policies to citizens of other countries. Federal law requires us to establish the identity of each buyer of a policy, including their citizenship and residency.

Owner Rights

You have the right, as owner of your policy, to exercise all rights provided under the policy. These include allocating the net premiums, transferring value among subaccounts, taking loans against the policy, and changing beneficiaries. The insured is the owner, unless you name a different owner in the application. You may by notice name a contingent owner or a new owner while the insured is living by notice satisfactory to us.  If more than one person is named as owner, they are joint owners. Unless provided otherwise, in the event of a  joint owner's death, ownership passes to the surviving joint owner. Unless a contingent owner has been named, on the death of the last surviving owner, ownership of the policy passes to the estate of the last surviving owner, who will become the owner if the owner(s) die. A change in owner may have tax consequences. See "Tax Considerations," page 40.

Net Premium Allocations

In the application, you specify the percentage of a net premium you want to allocate to each subaccount and to the guaranteed account. This allocation must comply with the allocation rules described below.  Net premiums generally will be allocated to the subaccounts and to the guaranteed account on the valuation date that we receive them at our home office in accordance with your most recent instructions concerning allocations. However, we will allocate your initial premium to the Money Market Portfolio until we deem the "free-look" period to end. See "Purchasing the Policy – Free Look Right to Cancel the Policy."

The net premium allocation percentages specified in the application will apply to subsequent premium payments until you change the percentages. You can change the allocation percentages at any time, subject to the rules below, by providing notice to us in a form we find acceptable. The change will apply to all premium payments received with or after receipt of your notice.

Allocation Rules.

The minimum allocation percentage you may specify for a subaccount or the guaranteed account is 5%, and your allocation percentages must be whole numbers. The sum of your allocations must equal 100%. We reserve the right to limit the number of subaccounts to which account value may be allocated.

Transfer Privilege

After the free-look period and before the maturity date, you may transfer all or part of your account value from subaccounts investing in one portfolio to other subaccounts or to the guaranteed account, or transfer a part of an amount in the guaranteed account to the subaccounts, subject to the following procedures and restrictions. If you are participating in the Portfolio Rebalancing Plan and you make transfers without altering your Portfolio Rebalancing Plan instructions, at the next rebalancing, your balances will be reallocated according to your Portfolio Rebalancing Plan.

Minimum Amount of Transfers.

The minimum transfer amount is the lesser of $100 or the entire amount in that subaccount or the guaranteed account. A transfer request that would reduce the amount in a subaccount or the guaranteed account below $25 will be treated as a transfer request for the entire amount in that subaccount or the guaranteed account. With the exception of the Conversion Right described below, we reserve the right to limit the number or frequency of transfers permitted in the future.

Timing of Transfers.

We will make the transfer as of the end of the valuation period during which we receive notice requesting such transfer. We will process all transfers among subaccounts at the next available price. If we receive your request after the close of regular trading on the New York Stock Exchange, whether the close is at 4:00 p.m. Eastern Time or at some earlier or later hour, we will process your transfer at the price as of the following valuation date.

Limits on Transfers.

You may make only one transfer transaction per valuation period. A transfer transaction may include changes in allocations among several subaccounts, so long as they are part of a single transaction request. Currently, we do not limit the number of transfers that you can make among subaccounts or to the guaranteed account. However, we limit transfers from the guaranteed account during any policy year to an amount equal to 20% of the account value in the guaranteed account on the annual date at the beginning of such policy year. (See "Transfers from the Guaranteed Account," page 14, for restrictions).

Charges for Transfers.

Currently, we assess a transfer charge equal to $10 for each transfer during a policy year in excess of the first twelve transfers. (We reserve the right to decrease or eliminate the number of free transfers; in addition, we may increase the transfer charge, but it is guaranteed not to exceed $15 per transfer.) We will deduct the transfer charge from the subaccounts or the guaranteed account from which the requested transfer is being made, on a pro-rata basis.

Methods of Transfers.

•          Written request.

•          Telephone call to service area, at 1-800-319-6902. You may effect transfers pursuant to telephone instructions unless you elect out of the option by writing us. We reserve the right to suspend telephone transfer privileges at any time, for any reason, if we deem such suspension to be in the best interests of owners. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if we follow those procedures we will not be liable for any losses due to unauthorized or fraudulent instructions. We may be liable for such losses if we do not follow those reasonable procedures. The procedures we will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

•          Self-service option (accessing Service Central online).  You can review information and request service concerning your policy at our website, www.unioncentral.com.  You will need your contract number and taxpayer identification number to establish initial access to Service Central.  As part of the initial log in to Service Central, you will create your own unique user identification and password.

Once you have logged on to Service Central -, you will be able to perform the functions described below, and we will send you a written confirmation of all electronic transfers within five business days. If we cannot complete a transfer as requested, our customer service representative will mail notification to you within three business days.

•          choose electronic delivery of certain future mailings

•          check policy values

•          verify address and beneficiary information

•          transfer balances among subaccounts

•          change your allocation of future premiums

•          request a statement

•          view statements and other correspondence

•          request certain service forms

•          change your user identification and password

CAUTION: Telephone and online transfers may not always be available. Telephone and computer systems, whether yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you experience problems, you should make your transfer request in writing. You should protect your unique identifiers, because self-service options will be available to your agent of record and to anyone who provides your identifiers; we will not be able to verify that the person providing electronic transfer instructions via telephone or Service Central is you or is authorized by you.

Conversion Right.

During the first twenty-four policy months following the issue date, and within sixty days of the later of notification of a change in the investment policy of the separate account or the effective date of such change, you may exercise a one-time Conversion Right. You may do so by requesting in writing that all or a portion of the account value in the variable account be transferred to the guaranteed account. Exercise of the Conversion Right is not subject to a transfer charge and will have no effect on the cash value of your policy. Following the exercise of the Conversion Right, net premiums may not be allocated to the subaccounts, and transfers of account value to the subaccounts will not be permitted. The other terms and conditions of the policy will continue to apply.

Excessive Trading.

Your policy is a long-term investment and is not designed for frequent transfers of your account value among your subaccounts.  Frequent or excessive transfers put the portfolios, policy owners, and beneficiaries at risk.  These risks include:

•          the dilution of interests of long-term investors in a subaccount if purchases or transfers into or out of a portfolio are made at prices that do not reflect an accurate value for the portfolio’s investments;

•          an adverse effect on portfolio management, such as impeding a portfolio manager’s ability to sustain an investment objective, causing a portfolio to maintain a higher level of cash than would otherwise be the case, or causing a portfolio to liquidate investments prematurely (or at an otherwise inopportune time) to pay partial cash surrenders or transfers out of the portfolio; and

•          increased brokerage and administrative expenses.

The risks and costs are borne by all policy owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and other transfers (the "Procedures") and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading.  Do not invest in this policy if you intend to conduct market timing or other potentially disruptive trading.

Detection.  We employ various means to attempt to detect and deter market timing and disruptive trading.  However, despite our monitoring, we may not be able to detect or stop all harmful trading.  In addition, because other insurance companies and retirement plans with different policies and procedures may invest in the portfolios, we cannot guarantee that all harmful trading will be detected or that a portfolio will not suffer harm from programmed, large, frequent, or short-term transfers among the subaccounts of variable products issued by those companies or retirement plans.

Deterrence.  If we determine that you have engaged in excessive trading, we will take one or more of the following actions:

•          Revoke your privileges to make transfers by telephone and internet;

•          Limit your transfers to those requests made by regular U.S. mail;

•          Impose a fee of up to $15 per transfer.

You will be notified by letter if we determine you have exceeded the number or frequency of transfers allowed, or if we limit your access to transfers to requests made by regular U.S. mail.  We reserve the right to reject any transfer from any policy owner we believe has a history of abusive trading or whose trading, in our judgment, has been or may be disruptive to a portfolio.

Systematic transfers, including our Dollar Cost Averaging, Portfolio Rebalancing or Interest Sweep program will not be counted toward your limit on the number and frequency of transfers.  We will implement transfers requested in writing and sent by U.S. mail first, in the order postmarked, then telephone or internet requests second, in the order received.

Our ability to detect and deter such transfer activity is limited by our operational and technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf) to avoid detection.  Accordingly, despite our best efforts, we cannot guarantee that the Procedures will detect or deter frequent or harmful transfers by such policy owners or intermediaries acting on their behalf.  Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

We apply the Procedures consistently to all policy owners without waiver or exception.

Portfolio Frequent Trading Policies.  The portfolios may have adopted  their own policies and procedures with respect to frequent purchases and redemptions of their respective shares.  The prospectuses for the portfolios describe any such policies and procedures.  The frequent trading policies and procedures of a portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other portfolios and the polices and procedures we have adopted to discourage market timing and other programmed, large, frequent, or short-term transfers.  Policy owners should be aware that we are contractually obligated to provide policy owner transaction data to the underlying funds and, on receipt of written instructions from the fund, to restrict or prohibit transfers by policy owners identified by an underlying fund.

Omnibus Orders.  Policy owners and other persons with material rights under the policies also should be aware that the purchase and redemption orders received by the portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts.  The omnibus orders reflect the aggregation and netting of multiple orders from individual policy owners of variable insurance contracts and individual retirement plan participants.  The omnibus nature of these orders may limit each portfolio’s ability to apply its respective frequent trading policies and procedures.  We cannot guarantee that the portfolio will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the portfolios.  These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity.  If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other policy owners of portfolio shares, as well as the policy owners of all of the variable annuity or variable life insurance policies whose variable investment options correspond to the affected portfolios.  In addition, if a portfolio believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Selecting and Changing the Beneficiary

You select one or more beneficiary(ies) in your application. You may later change the beneficiary(ies) in accordance with the terms of the policy. The primary beneficiary, or, if the primary beneficiary is not living, the contingent beneficiary, is the person entitled to receive your policy's death benefit proceeds. If the insured dies and there is no surviving beneficiary, the owner or the estate of the owner will be the beneficiary. If a beneficiary is designated as irrevocable, then the beneficiary's consent must be obtained to change the beneficiary.

Limits on Rights to Contest the Policy

Incontestability.

Subject to state regulation, we will not contest your policy, or any supplemental and/or rider benefits (except accidental death and/or disability benefits), after the policy or rider has been in force during the insured's lifetime for two years from the issue date or the effective date of the rider, unless fraud is involved. Any increase in the specified amount will be incontestable with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the insured for two years after the effective date of the increase.

Suicide Exclusion.

Subject to state regulation, if the insured dies by suicide within two years after the issue date, we will not pay a death benefit. The policy will be terminated, and we will return the premium payments made before death, less any policy debt and any partial cash surrenders. If the insured dies by suicide within two years after an increase in specified amount that is subject to evidence of insurability, we will not pay any death benefit attributable to the increase and will return the premium payments attributable to the increase, if any. In such case, prior to calculating the death benefit, we will restore to the cash value the sum of the monthly cost of insurance charges made for that increase.

Supplemental and/or Rider Benefits

You may add the following supplemental and/or rider benefits to your policy if they are available in your state. Any monthly charges for these benefits and/or riders will be deducted from your account value as part of the monthly deduction (see page 15). The supplemental and/or rider benefits available with your policy provide fixed benefits that do not vary with the investment experience of the separate account.

Term Insurance Rider for Other Insured Persons. Provides a death benefit amount payable on the death of other insured persons specified. This rider requires the other insured person to be medically underwritten. The other insured death benefit amount may be changed, subject to certain conditions. In addition, the rider coverage may be converted to a new policy on the other insured, prior to the other insured person reaching age 75, subject to certain conditions. If the term rider is converted by the other insured person, the cost for the rider on your policy ends when the rider is converted. Rider conversion has no effect on the cash value of your policy; the converted rider policy starts with a cash value of zero.

Scheduled Increase Option Rider for the Insured. Provides for automatic increases in the specified amount on each annual date, subject to the terms of the rider; the amount of the increase is specified in the rider. The rate class applicable to the scheduled increases will be the rate class of the insured on the issue date of the rider. There is no cost for this rider.

Guaranteed Death Benefit Rider (No-Lapse Rider in Maryland). Provides that the policy will remain in force and will not lapse before the expiration date of the rider shown on the schedule page of your contract, provided that the sum of premium payments to date, less any partial cash surrenders and any policy debt, equals or exceeds the minimum monthly premium for the rider times the number of policy months since the policy date. The minimum monthly premium for the rider is calculated by applying a factor to the guideline level premium. The factor used varies by sex, smoking status, death benefit option, and age. The minimum monthly premium for the rider is shown on your schedule page.

The rider extends the minimum guaranteed period under your policy from three years to thirty years or until you are 65 years old, whichever occurs earlier. This rider terminates on any monthly date when the sum of premium payments, less any partial cash surrenders and any policy debt, is less than the minimum monthly premium for the rider multiplied by the number of policy months since the policy date. Once terminated, this rider will not be reinstated. This rider is not available for all ages and rate classes, in all states, or under certain circumstances where the Term Insurance Rider for Other Insured Persons is also added to the policy. There is no cost for this rider.

Cost of Living Rider for the Insured. Provides for automatic increases in the specified amount on each annual date, subject to the terms of the rider; the amount of the increase will be based on increases in the Consumer Price Index, as specified in the rider. The rate class applicable to the cost of living increases will be the rate class of the insured on the issue date of the rider. There is no cost for this rider, but your policy's cost of insurance charges will increase as your specified amount increases over time.

Guaranteed Insurability Option Rider. Provides the right to increase the specified amount on each option date by the benefit amount shown in the rider. No evidence of insurability will be required. Option dates are the annual dates nearest the insured's 25th, 28th, 31st, 34th, 37th, and 40th birthdays. Option dates may be advanced in the event of the insured's marriage or adoption of a child.

Accidental Death Benefit Rider. Provides an additional death benefit payable if the insured's death results from certain accidental causes. There is no cash value for this benefit.

Total Disability Benefit Rider - Waiver of Monthly Deduction. Provides for waiver of the monthly deduction during the total disability of the insured. If you have coverage under this rider and the guaranteed death benefit rider, and you become disabled during the guaranteed death benefit period, this rider will cover your monthly deduction, but that amount may be less than the minimum monthly  premium under the guaranteed death benefit rider, so your policy could still lapse if your rider benefit is not enough to maintain a positive cash surrender value.

Total Disability Benefit Rider - Policy Continuation to Maturity Date Not Guaranteed. Provides for the crediting to the policy as premium payments the monthly total disability benefit set forth in the rider during the total disability of the insured. You select the amount of the benefit when you purchase coverage under this rider. Your policy could still lapse if your rider benefit is not enough to maintain a positive cash surrender value.

Children's Insurance Rider. Provides a death benefit payable on the death of a child of the insured. More than one child can be covered. Children are medically underwritten for coverage. There is no cash value for this benefit.

Insurance Exchange Rider. Provides the right to exchange the policy for a new policy on the life of a substitute insured. Exercise of the right is subject to satisfactory evidence of insurability of the substitute insured, and may result in a cost or credit to the owner, depending on whether the substitute insured has higher costs of insurance than the original insured. The new policy can be any adjustable life insurance policy we issue at the time the exchange privilege is exercised. The policy date for the new policy will generally be the same as the policy date of the exchanged policy; the issue date for the new policy will be the date of exchange. The initial cash value under the new policy will be the same as the cash value of the policy on the date of the exchange. There are no charges or other fees imposed under the policy or the new policy at the time of the exchange. Costs associated with the new policy, like cost of insurance charges, will vary. For purposes of calculating any surrender charges subsequently imposed on the policy acquired by exchange, we will take into account the number of policy years that this policy, and the policy acquired by exchange, have been in force. Exercise of this rider will result in a taxable exchange. There is no cost for this rider.

Accelerated Benefits Rider. Provides for an accelerated payment of up to 50% of the policy's death benefit (up to a maximum benefit of $500,000). This advance payment of the death benefit will be available if you are diagnosed as terminally ill, as defined in the rider. Your policy will be charged interest at the policy loan interest rate on the advanced amount, plus any premiums we pay after you exercise this rider. We also have the right to charge an administrative fee of up to 0.5% of the advanced amount, but we are not currently charging this fee. The remaining death benefit payable to your designated beneficiary will be reduced by the interest charges and any premiums we pay on your behalf. Payment will be subject to evidence satisfactory to us. Your policy could lapse if your remaining account value goes down due to poor investment performance and your policy cannot maintain a positive cash surrender value. There is no cost for this rider. You should consult your counsel or another competent tax adviser before you request accelerated payment. See "Tax Considerations," page 40.

Maturity Extension Endorsement. Provides the right, within two years of the maturity date defined in your policy, to extend the maturity date to either the date of the insured's death or the date you request full surrender of the policy, whichever occurs first. If you exercise this extension option, the following will occur: all other riders attached to your policy will terminate on the original maturity date; after the maturity date has been extended, the account value will continue to vary based on investment experience and we will continue to charge interest on policy loans, but we will no longer accept new premium payments or deduct charges for cost of insurance or monthly expenses. There is no cost for this endorsement. The tax consequences associated with continuing the policy beyond age 100 are unclear. Counsel or another competent tax adviser should be consulted.

Additional rules and limits apply to these supplemental and/or rider benefits. Not all such benefits may be available at any time and in any given state, and supplemental and/or rider benefits in addition to those listed above may be made available. Please ask your agent for further information, or contact the home office.

Changes in the Policy or Benefits

Misstatement of Age or Sex.

If the insured's age or sex has been misstated in your policy application or in any application for supplemental and/or rider benefits:

•          if the misstatement becomes known after the death of the insured, then your policy's death benefit or such supplemental and/or rider benefits will be adjusted to the correct amount (reflecting the correct age or sex) for the monthly deduction made for the month in which death occurred;

•          if the misstatement becomes known during the lifetime of the insured, your policy values will be adjusted to those based on the correct monthly deductions (reflecting the correct age or sex) since the policy date. If your policy's values are insufficient to cover the monthly deduction on the prior monthly date, the grace period will be deemed to have begun on such date, and you will be notified at least 61 days prior to the end of the grace period.

Other Changes.

At any time we may make such changes in your policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Internal Revenue Code or to make the policy conform with any law or regulation issued by any government agency to which it is subject.

Participating.

The policy is issued on a participating basis, and as such is eligible to share in our profits and surplus to the extent determined by our Board of Directors in its sole discretion. We do not currently anticipate that the policies will participate in profits or surplus in the foreseeable future.

PURCHASING YOUR POLICY

The policy is no longer available for new sales.

Applying for a Policy

We designed the policies for business ownership when the insured persons share a common employment or business relationship. We generally require annual planned premium payments equal to $50,000 or more if this policy is purchased other than on a common employment basis. The policy may be owned individually or by a corporation, trust, association or similar entity. You may use the policy for such purposes as informally funding non-qualified executive deferred compensation, salary continuation plans, retiree medical benefits or other purposes. To purchase a policy, you must complete an application and submit it through an authorized Union Central agent. There is no minimum initial premium payment. Your policy coverage will become effective on the policy date. If an initial premium payment is submitted with the application, then the policy date is generally the date of approval of your application. If the application is not accompanied by an initial premium payment, then the policy date will generally be two weeks after the date that your application is approved.

As provided for under state insurance law, you may be permitted to backdate the policy to preserve insurance age. In no case may the policy date be more than six months prior to the date the application was completed. We deduct charges for the monthly deduction for the backdated period on the issue date. Temporary life insurance coverage may be provided prior to the policy date under the terms of a temporary insurance agreement. In accordance with our underwriting rules, temporary life insurance coverage may not exceed $1,000,000 and will not remain in effect for more than sixty (60) days.

Free Look Right to Cancel the Policy

You may cancel your policy for a refund during your "free-look" period. This period expires 20 days after you receive your policy, 45 days after your application is signed, or 10 days after we mail or deliver a cancellation notice, whichever is latest. (A longer period may apply to policies issued in certain states.) If you decide to cancel the policy, you must return it by mail or delivery to the home office or to the authorized Union Central agent who sold it. Immediately after you mail back or deliver the policy, your policy will be deemed void from the beginning. Within seven calendar days after we receive the returned policy, we will refund any premiums paid, less any partial cash surrenders, unless otherwise required by state law.

We will allocate all net premiums received before the end of the "free look" period (including the initial net premium) to the Money Market Portfolio. There is no guarantee that the Money Market Portfolio will provide a positive investment return, especially in times of low interest rates. After the end of the "free look" period, the account value will be allocated to the subaccounts and to the guaranteed account based on the premium payment allocation percentages in the application. For this purpose, the end of the "free look" period is deemed to be 25 days after your policy is activated in our computer system (usually no more than one to three business days before the date we send your policy to your agent for delivery to you) , or 45 days from the date of the application, whichever is greater. If you send an initial premium payment with your application, until your policy has been activated, the premium payment will be held in a non-interest bearing suspense account. If you do not send an initial premium payment with your application, the end of the "free look" period, for this purpose, is deemed to be 25 days from the date the initial net premium is received and applied to your policy, or 45 days from the date of application, whichever is greater.

Conversion Period

At any time within the first 24 months after we issue your policy, you may transfer all or a portion of the variable account to the guaranteed account without paying any transfer fee. If you transfer all of your variable account value to the guaranteed account, you effectively "convert" your policy into a contract that provides fixed (non-variable) benefits. If you want to make such a transfer, particularly if you are concerned about the volatility of value of your selected variable account portfolios, you should consult your financial adviser before converting this policy and consider other options available to you.

PREMIUMS

Planned Periodic Premiums.

When you applied for a policy, you selected a plan for paying level premium payments at specified intervals, e.g., quarterly, semi-annually or annually, for the duration of the policy. If you elect, we will also arrange for payment of planned period premiums on a monthly basis under a pre-authorized payment arrangement such as automatic deduction from a checking account. You are not required to pay premium payments in accordance with these plans; rather, you can pay more or less than planned or skip a planned periodic premium entirely. Currently, there is no minimum amount for each premium. You should consider that, especially when investment returns in your subaccounts are negative, skipping planned premium payments or reducing the payments may result in your policy lapsing because your cash surrender value falls below the amount required to meet your monthly deduction. We may establish a minimum amount 90 days after we send you a written notice of such increase. Subject to the limits described below, you can change the amount and frequency of planned periodic premiums whenever you want by sending notice to the home office.

Unless otherwise requested, you will be sent reminder notices for planned periodic premiums. Reminder notices will not be sent if you have arranged to pay planned periodic premiums by pre-authorized payment arrangement.

Additional Unscheduled Premiums.

You can make additional unscheduled premium payments at any time while your policy is in force. You may specify that a specific unscheduled premium payment is to be applied as a repayment of policy debt, if any. If you do not so specify, the unscheduled premium payment will be applied as a premium payment.

Tax-Free "Section 1035" Exchanges.

You can generally exchange one life insurance policy for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code of 1986, as amended. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this Prospectus, you might have to pay a surrender charge on your old policy. The charges for this policy may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this policy (that person will generally earn a commission if you buy this policy through an exchange or otherwise).

Limitations on Premium Payments.

Total premium payments paid in a policy year may not exceed guideline premium payment limitations for life insurance set forth in the Internal Revenue Code. We will promptly refund any portion of any premium payment that is determined to be in excess of the premium payment limit established by law to qualify a policy as a contract for life insurance.  The payment of excessive premiums may cause a policy to be a modified endowment contract under the Internal Revenue Code. We have established procedures for monitoring premium payments and making efforts to notify you on a timely basis if your policy is in jeopardy of becoming a modified endowment contract as a result of premium payments.

We reserve the right to reject any requested increase in planned periodic premiums, or any unscheduled premium. If an additional premium payment is rejected, we will return the premium payment promptly, without any adjustment for investment experience.

We also reserve the right to require satisfactory evidence of insurability prior to accepting any premium which increases the risk amount of the policy.

No premium payment will be accepted after the insured's 100th birthday (the "maturity date").

Premium payments must be made by check payable to The Union Central Insurance Company or by any other method that we deem acceptable.

Premium payments after the initial premium payment must be made to the home office.

Please note: If mandated under applicable law, we may be required to reject a premium payment.

Minimum Guaranteed Period.

We guarantee that your policy will remain in force during the minimum guaranteed period, regardless of the sufficiency of the cash surrender value, if the sum of the premiums paid to date, less any partial cash surrenders and policy debt, equals or exceeds the minimum monthly premium (shown in the policy) multiplied by the number of complete policy months since the policy date, including the current policy month. The minimum guaranteed period is three years following the policy date.

The minimum monthly premium is calculated for each policy based on the age, sex and rate class of the insured, the requested specified amount and any supplemental and/or rider benefits. The minimum monthly premium may change due to changes made during the minimum guaranteed period to the specified amount, the death benefit option, ratings, and supplemental and/or rider benefits. We will notify you of any increase in the minimum monthly premium.

An extended minimum guaranteed period may be available under our Guaranteed Death Benefit Rider, which is described in the section on Supplemental and/or Rider Benefits beginning on page 25.

Premium Payments Upon Increase in Specified Amount.

Depending on your account value at the time of an increase in the specified amount and the amount of the increase requested, an additional premium payment may be necessary or a change in the amount of planned periodic premiums may be advisable. If you increase the specified amount, you should contact your agent to assist you in determining if additional premium payments are necessary or appropriate.

Grace Period.

If your policy goes into default, you will be allowed a 61-day grace period to pay a premium payment sufficient to cover the monthly deductions due during the grace period. We will send notice of the amount required to be paid during the grace period ("grace period premium payment") to your last known address and the address of any assignee of record. The grace period will begin when the notice is sent. Your policy will remain in effect during the grace period. If the insured should die during the grace period and before the grace period premium payment is paid, the death benefit proceeds will still be payable to the beneficiary, although the amount paid will reflect a reduction for the monthly deductions due on or before the date of the insured's death (and for any policy debt). If the grace period premium payment has not been paid before the grace period ends, your policy will lapse. It will have no value and no benefits will be payable.

A grace period also may begin if your account value, less surrender charges, loan principal, and loan interest charges, becomes less than your monthly deduction amount.

Crediting Net Premiums

The initial net premium will be credited to your policy on the policy date, or, if later, the date we receive the initial premium payment (which happens most frequently in the event of a Section 1035 exchange). For backdated policies, the initial net premium will be credited on the issue date. If you send an initial premium payment with your application, until your policy has been activated, the premium payment will be held in a non-interest bearing suspense account. Planned periodic premiums and unscheduled premiums, both underwritten and those that are not underwritten, will be credited to your policy and the net premiums will be invested as requested on the valuation date they are received by the home office. However, any premium payment that is underwritten will be allocated to your existing policy coverage if the underwriting is rejected.

Dollar Cost Averaging Plan

The Dollar Cost Averaging Plan, if elected, enables you to transfer systematically and automatically, on a monthly, quarterly, semi-annual, or annual basis, specified dollar amounts from a subaccount you specify to other subaccounts or to the guaranteed account. (Dollar Cost Averaging Plan transfers may not be made from the guaranteed account.) By allocating on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, we make no guarantee that the Dollar Cost Averaging Plan will result in a profit.

You specify the amount to be transferred automatically; you can specify either a fixed dollar amount, or a percentage of the account value in the subaccount from which transfers will be made. At the time that you elect the Dollar Cost Averaging Plan, the account value in the subaccount from which transfers will be made must be at least $2,000. The required amounts may be allocated to the subaccount through initial or subsequent net premiums or by transferring amounts into the subaccount from the other subaccounts.

You may elect this plan at the time of application by completing the authorization on the election form or at any time after the policy is issued by properly completing the election form and returning it to us or by contacting us by telephone at 1-800-319-6902. Dollar Cost Averaging Plan transfers may not commence until the end of the free-look period.

Once elected, transfers from the subaccount will be processed until the number of designated transfers have been completed, or the value of the subaccount is completely depleted, or you provide us notice instructing us to cancel the transfers.

Currently, transfers made under the Dollar Cost Averaging Plan will not be subject to any transfer charge and will not count against the number of free transfers permitted in a policy year. There is no charge for a Dollar Cost Averaging Plan. We reserve the right to impose a $15 transfer charge for each transfer effected under a Dollar Cost Averaging Plan. We also reserve the right to alter the terms or suspend or eliminate the availability of the Dollar Cost Averaging Plan at any time.

Portfolio Rebalancing Plan

You may elect to have the accumulated balance of each subaccount periodically redistributed (or "rebalanced") to equal the allocation percentages you have specified in the election form. These allocations may be based on asset allocation models which your agent may present to you. This rebalancing may be done on a quarterly, semi-annual, or annual basis.

You may elect the Portfolio Rebalancing Plan at the time of application by completing the authorization on the election form or at any time after your policy is issued by properly completing the election form and returning it to us or by contacting us by telephone at 1-800-319-6902. Portfolio Rebalancing Plan transfers may not commence until the end of the free-look period. If you make transfers among subaccounts and do not alter your Portfolio Rebalancing Plan instructions, at the next rebalancing, your balances will be reallocated according to your Portfolio Rebalancing Plan. Transfers pursuant to the Portfolio Rebalancing Plan will continue until you provide us notice terminating the plan, or the policy terminates. The Portfolio Rebalancing Plan cannot be elected if either a Dollar Cost Averaging Plan or an Earnings Sweep Plan is in effect.

Currently, transfers made under the Portfolio Rebalancing Plan will not be subject to any transfer charge and will not count against the number of free transfers permitted in a policy year. There is no charge for a Portfolio Rebalancing Plan. We reserve the right to impose a $15 transfer charge for each transfer effected under the plan. We also reserve the right to alter the terms or suspend or eliminate the availability of the Portfolio Rebalancing Plan at any time.

Earnings Sweep Plan

You may elect to have the accumulated earnings of one or more specified subaccounts or the interest credited to the guaranteed account periodically transferred (or "swept") into specified subaccounts or the guaranteed account. The sweep may be done on a quarterly, semi-annual, or annual basis.

You may elect the Earnings Sweep Plan at the time of application by completing the authorization on the election form or at any time after the policy is issued by properly completing the election form and returning it  to us or by contacting us by telephone at 1-800-319-6902. Earnings Sweep Plan transfers may not commence until the end of the free-look period. Transfers pursuant to the Earnings Sweep Plan will continue until you provide us notice terminating the plan, or the policy terminates.

Currently, transfers made under the Earnings Sweep Plan will not be subject to any transfer charge and will not count against the number of free transfers permitted in a policy year. There is no charge for an Earnings Sweep Plan. We reserve the right to impose a $15 transfer charge for each transfer effected under the plan. We also reserve the right to alter the terms or suspend or eliminate the availability of the Earnings Sweep Plan at any time.

Model Asset Allocation Program

We may offer a model asset allocation program.  However, you always have the ability to construct your own asset allocation plan from among the investment options available in your policy.  Model asset allocation programs are intended to match model risk tolerance and investment objectives with the investment options available in your policy.

To assist you in your selection of an asset allocation model, our Model Asset Allocation program uses the Morningstar Asset Allocator.  This tool was developed by Morningstar Associates, LLC ("Morningstar") and is offered to you through a license agreement between Morningstar and our affiliate Ameritas Investment Corp. ("AIC").  The Model Asset Allocation program consists of five models, ranging from aggressive to conservative.  Morningstar provides AIC with ongoing recommendations and monitoring of the portfolios that comprise the models.

To participate in the asset allocation program:

  AIC will serve as your investment adviser fiduciary for the program solely for purposes of development of the models and periodic updates to the models.  You must give AIC your written consent and discretionary authority for AIC to give us instructions to allocate your premiums (or, for an existing policy, account value) allocations consistent with any changes to the model made by AIC as recommended by Morningstar.  AIC has no discretionary authority to execute any other transfers for your policy.
  You must complete the Morningstar Asset Allocator Questionnaire.
  You must allocate all of your account value to one asset allocation model.  We must receive notice of your asset allocation model election either by written notice or Internet (when available) before we can begin a program for you.  Only you can select which model is best for you.  The Asset Allocator Questionnaire can be an aid, but neither it nor AIC will make this decision for you.  You may wish to consult with your own financial professional to determine whether participation in the program is best for you, and if so, which model is most suitable.
  Each calendar quarter we will automatically rebalance the Subaccount values to be consistent with the allocation percentages for the program model that you elected.  Such rebalancing will be disclosed in quarterly statements to you.  Performance of each model is updated daily on our website and is available upon request.
  Annually, AIC will re-evaluate and may make changes to each investment level model based upon Morningstar’s recommendations.  When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your account value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Model Asset Allocation program.
  If you are currently participating in a Model Asset Allocation model and you make changes to your allocations outside the model, you will not receive future notifications of model changes.  You will then be considered as having withdrawn from the Model Asset Allocation program and as having cancelled your relationship with AIC for purposes of implementing the program with your policy.
  AIC is compensated by us as principal underwriter for the policies.  We and AIC may also receive fees for administrative services from other portfolios in the models.  This additional compensation and related responsibilities may create conflicts of interest as AIC determines what portfolios should be in the models.  However, we believe this risk is reduced or eliminated by contracting with Morningstar to independently evaluate and recommend the selection, allocation weighting, and periodic updates regarding portfolios in the models.

There is no additional charge for selecting the Model Asset Allocation program.  Although asset allocation programs are intended to mitigate investment risk, there is still a risk that investing pursuant to a model will still lose value.  For information about risks of participating in the Model Asset Allocation program and more detail about the program, including more information about conflicts of interest, ask for a copy of this prospectus’ Statement of Additional Information.  More information about AIC’s role as investment advisor for the program is available on AIC’s Form ADV Part II which is delivered to you at the time you subscribe to the program.  We may modify or discontinue the Model Asset Allocation program at any time.

POLICY VALUES

There is no minimum guaranteed account value or cash surrender value. These values will vary with the investment experience of the subaccounts and/or the daily crediting of interest in the guaranteed account, and will depend on your allocation of account value. If the cash surrender value on a monthly date is less than the amount of the monthly deduction to be deducted on that date and the minimum guaranteed period is not then in effect, the policy will be in default and a grace period will begin.

Determining Account Value

On the policy date, the account value is equal to the initial net premium credited, less the monthly deduction made as of the policy date. On each valuation date thereafter, the account value is the sum of the variable account, the guaranteed account, and the loan account. The account value will vary to reflect the performance of the subaccounts to which amounts have been allocated, interest credited on amounts allocated to the guaranteed account, interest credited on amounts in the loan account, charges, transfers, partial cash surrenders, loans, loan repayments and premiums paid. The variable account for a policy is determined on any day by multiplying the number of units attributable to each subaccount in which account value is invested by the unit value for that subaccount on that day, and aggregating the resulting subaccount values.

Subaccount Values.

When you allocate an amount to a subaccount, either by net premium allocation or transfer, your policy is credited with accumulation units in that subaccount. The number of accumulation units is determined by dividing the amount allocated to the subaccount by the subaccount's accumulation unit value for the valuation date when the allocation is effected.

The number of accumulation units credited to your policy will increase when:

•     net premiums are allocated to the subaccount,

•     amounts are transferred to the subaccount, and

•     loan repayments are credited to the subaccount.

The number of accumulation units credited to a policy will decrease when:

•     the allocated portion of the monthly deduction is taken from the subaccount,

•     a loan is made,

•     an amount is transferred from the subaccount, or

•     a partial surrender is taken from the subaccount.

Determination of Unit Value.

The unit value for each subaccount other than AIM V.I. Capital Appreciation Portfolio and Summit S&P MidCap 400 Index Portfolio, was arbitrarily set at $10 when the subaccount began operations. The initial unit values for the AIM V.I. Capital Appreciation Portfolio and the Summit S&P MidCap 400 Index Portfolio were set based on closing values of the American Century V.P. Capital Appreciation Portfolio and the Summit Capital Portfolio, respectively, on the date on which the AIM V.I. Capital Appreciation Portfolio and the Summit S&P MidCap 400 Index Portfolio replaced the other two portfolios, which date was October 21, 1999. Thereafter, the unit value at the end of a valuation date is the unit value at the end of the previous valuation date times the net investment factor, as described below.

Net Investment Factor.

The net investment factor is an index applied to measure the investment performance of a subaccount from one  valuation period to the next. Each subaccount has a net investment factor for each valuation period which may be greater or less than one. Therefore, the value of a unit may increase or decrease. The net investment factor for any subaccount for any valuation period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

(1)   is the net result of:

a.        the net asset value per share of the portfolio held in the subaccount, determined at the end of the current valuation period; plus

b.        the per share amount of any dividend or capital gain distributions made by the portfolio to the subaccount, if the "ex-dividend" date occurs during the current valuation period; plus or minus

c.         a per share charge or credit for any taxes incurred by or reserved for in the subaccount, which is determined by us to have resulted from the operations of the subaccount.

(2)   is the net result of:

a.      the net asset value per share of the portfolio held in the subaccount, determined at the end of the last prior valuation period (adjusted for an "ex-dividend"); plus or minus

b.      the per share charge or credit for any taxes reserved for the immediately preceding valuation period.

(3)   is a daily factor representing the mortality and expense risk charge deducted from the subaccount for the policy adjusted for the number of days in the valuation period.

Guaranteed Account.

On any valuation date, the guaranteed account of a policy is the total of all net premiums allocated to the guaranteed account, plus any amounts transferred to the guaranteed account, plus interest credited on such net premiums and amounts, less the amount of any transfers, including transfer charges, taken from the guaranteed account, less the amount of any partial cash surrenders taken from the guaranteed account, less any amounts transferred from the guaranteed account in connection with loans, and less the pro-rata portion of the monthly deduction deducted from the guaranteed account.

Loan Account.

On any valuation date, if you have any loans outstanding, the loan account is equal to amounts transferred to the loan account from the subaccounts and from the guaranteed account as collateral for loans and for due and unpaid loan interest, amounts transferred from the loan account to the subaccounts and the guaranteed account as policy debt is repaid, and interest credited on the loan account.

Cash Value

The cash value on a valuation date is the account value less the surrender charge that would be applicable on that valuation date.

Cash Surrender Value

The cash surrender value on a valuation date is the cash value reduced by any policy debt. Cash surrender value is used to determine whether a partial cash surrender may be taken, and whether policy debt is excessive. It is also the amount that is available upon full surrender of the policy.

DEATH BENEFIT AND CHANGES IN SPECIFIED AMOUNT

As long as your policy remains in force and until the Maturity Date, we will pay the death benefit proceeds upon receipt at the home office of proof that we deem satisfactory of the insured's death . We may require return of your policy. The death benefit will be paid to your beneficiary. Generally, the death benefit proceeds will be paid in a lump sum within seven calendar days of receipt of due proof of the insured's death, or your beneficiary may elect a payment option.

Amount of Death Benefit Proceeds

The death benefit proceeds are equal to the sum of the death benefit under the death benefit option selected calculated on the date of the insured's death, plus any supplemental and/or rider benefits, minus any policy debt on that date. If the date of death occurred during a grace period, the death benefit proceeds are the death benefit immediately prior to the start of the grace period, plus any supplemental and/or rider benefits, minus policy debt and minus any past due monthly deductions. Under certain circumstances, such as misstatement of age or sex or death within the contestability period, the amount of the death benefit may be further adjusted.

If part or all of the death benefit is paid in one sum, we will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the insured's death to the date of payment.

Death Benefit Options

When you apply for your policy, you will choose one of two death benefit options, which will be used to determine the death benefit.

•          Under Option A, the death benefit is the greater of: (i) the specified amount; or (ii) the Applicable Percentage (if you elected the guideline premium test) or Factor (if you elected the cash value accumulation test) multiplied by the account value on the date of the insured's death .

•          Under Option B, the death benefit is the greater of: (i) the specified amount plus the account value on the date of the insured's death; or (ii) the Applicable Percentage (if you elected the guideline premium test) or Factor (if you elected the cash value accumulation test) multiplied by the account value on the date of the insured's death.

When you apply for your policy, you will also choose one of two alternative tests to evaluate whether your policy qualifies as a life insurance contract under the Internal Revenue Code. Once you have chosen a test for tax qualification, you cannot change it. If you choose the guideline premium test, total premium payments paid in a policy year may not exceed the guideline premium payment limitations for life insurance set forth under the Internal Revenue Code. If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a policy year, so long as the death benefit is large enough compared to the account value to meet the test requirements. A table showing the Applicable Percentages for Attained Ages 0 to 95 under the guideline premium test is included in the Statement of Additional Information. The Statement of Additional Information also includes a table showing the Factors that apply if you choose the cash value accumulation test.

If investment performance is favorable, the amount of the death benefit may increase. However, under Option A, the death benefit ordinarily will not change for several years to reflect any favorable investment performance and may not change at all. Under Option B, the death benefit will vary directly with account value, which reflects the investment performance of the subaccounts as well as interest credited to the guaranteed account. For an illustration of the impact that investment performance may have on the death benefit, see the illustrations in Appendix C beginning on page 54.

Under the guideline premium test, the "Applicable Percentage" is 250% when the insured's attained age is 40 or less, and decreases each year thereafter to 100% when the insured's attained age is 95.

Enhanced Death Benefit Option

You may choose one of two enhanced death benefit options when you apply for your policy. The two options establish increased death benefits on the life of the insured person at certain ages based on the life expectancy of the insured person. We offer two corridors, a nine-year corridor and a fifteen-year corridor. If you choose this option, your death benefit will be calculated using the factors shown in Appendix C to the Statement of Additional Information. The enhanced death benefit option table for owners choosing the guideline premium test shows applicable percentages that range from a high of 250% when the insured's attained age is 40 or less,  decreasing each year thereafter, to 100% when the insured's attained age is 95 or greater. For owners choosing the cash value accumulation test, the factors vary based on the insured's attained age, sex and rate class, and are generally higher at younger attained ages for all rate classes and both sexes, and generally higher for women than men, and for non-tobacco rate classes than for tobacco rate classes. While this option is available free of charge, the enhanced death benefit may cause the cost of insurance to be higher than in a policy without this option. During the enhanced death benefit period, the death benefit will be increased if the death benefit is either the Applicable Percentage (if you elected the guideline premium test) or the Factor multiplied by the account value (if you elected the cash value accumulation test). The same cost of insurance rates would then be charged on a greater risk amount, thereby increasing your total cost of insurance charged.

Use of Accounting Benefit Rider and Annual Renewable Term Rider

The initial specified amount is set at the time we issue your policy. You may change the specified amount from time to time, as discussed below. You select the death benefit option when you apply for the policy. You also may change the death benefit option, as discussed below.

When you apply for the policy, you can combine coverage under either or both the Accounting Benefit Rider and the Annual Renewable Term Rider with coverage under the base policy to obtain the desired specified amount for an insured. You must allocate at least $25,000 to base specified amount. Otherwise there are no restrictions on how you allocate among base specified amount and ABR or ART specified amount. Use of these riders will lower the cost to you of insurance coverage. The riders will have no effect on the value of your death benefit.

Accounting Benefit Rider.

The Accounting Benefit Rider ("ABR") provides the opportunity to allocate part of the policy's specified amount to this rider. The use of this rider results in a higher cash value for the policy in the early years of the policy than would otherwise be the case, because there are no surrender charges associated with coverage under this rider and the monthly deductions associated with the specified amount allocated to the rider are correspondingly lower in early policy years than the monthly deduction that would be required for base policy coverage; monthly deductions are correspondingly higher in later policy years. If you are concerned about the impact on your balance sheet of buying a life insurance policy to help fund an executive retirement plan, because the early costs of the policy create a liability that is not offset by an asset, use of this rider can help create higher early cash values in the policy. The monthly deduction associated with the specified amount allocated to the rider is made up of both a cost of insurance charge and an ABR specified amount charge. The ABR specified amount charge is an amount per thousand of ABR specified amount and will vary based on sex, rate class, issue age, policy year and death benefit option. This rider is available only at issue. You cannot surrender the rider separately from the policy, but if you surrender the policy, you will pay no surrender charges associated with the portion of specified amount you allocated to the ABR.

Annual Renewable Term Rider.

The Annual Renewable Term Rider ("ART") provides the opportunity to allocate part of the policy's specified amount to this rider. The ART Rider will adjust over time to maintain total death benefit coverage as described below.

The death benefit for the ART Rider is the difference between your total death benefit and the sum of the base death benefit and ABR death benefit. The ART death benefit automatically adjusts daily as your base and ABR death benefit changes. The total death benefit depends on which death benefit option is in effect:

Option A: If Option A is in effect, the total death benefit is the greater of:

(A)     the specified amount (the base specified amount and any specified amount allocated to the ABR and/or ART); or

(B)     the Applicable Percentage of account value on the date of the insured's death (if you elected the guideline premium test) or the Factor multiplied by the account value on the date of the insured's death (if you elected the cash value accumulation test).

Option B: If Option B is in effect, the total death benefit is the greater of:

(A)     the specified amount (the base specified amount and any specified amount allocated to the ABR and/or ART), plus the account value; or

(B)     (ii) the Applicable Percentage of account value on the date of the insured's death if you elected the guideline premium test) or the Factor multiplied by the account value on the date of the insured's death (if you elected the cash value accumulation test).

It is possible that the amount of your insurance coverage under the ART Rider may be zero if your base and ABR death benefit increases enough due to the IRS minimum death benefit calculation. As an example, if your account value increases over time due to positive investment performance in the subaccounts you choose, and you elect the cash value accumulation test and death benefit option A, your account value multiplied by the cash value accumulation factor could approach or exceed the combined total of your base and ABR specified amount. In that situation, your ART specified amount would reduce so that your total specified amount remained constant, Eventually, your account value could peak and begin to decline so that, when multiplied by your cash value accumulation test factor, the result becomes less than the combined total of your base and ABR specified amount. In that situation, your ART specified amount would increase so that your total specified amount remained constant. The insurance coverage under the ART Rider can never be less than zero. Even when the insurance coverage is reduced to zero, your ART Rider remains in effect until you remove it from your policy. Therefore, if the base and ABR death benefit decreases to below the total death benefit, the ART Rider increases to maintain the total death benefit.

There is no defined premium for a given amount of insurance coverage under the ART Rider. Instead, we deduct a monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the net amount at risk attributable to the rider in effect that month. The cost of insurance rates will be determined by us based on the age at issue, sex, and rate class of the insured, as well as the policy year. The current cost of insurance rates for this rider are lower than the cost of insurance rates for the base policy, however, the guaranteed cost of insurance rates are higher.

There may be times in which it will be to your economic advantage to include a significant portion of your insurance coverage under the ART Rider. In some other circumstances, it may be in your interest to obtain a policy without term insurance rider coverage. These circumstances depend on many factors, including the premium levels and the amount and duration of coverage you choose, as well as the age, sex and premium class of the insured.

Changes in Death Benefit Option

You may change the death benefit option on your policy, by notice to us, subject to the following rules. The effective date of the change will be the monthly date next following the day that we receive and accept notice of the request for change. We may require satisfactory evidence of insurability. A change in the death benefit option may have adverse tax consequences and you should consult your tax adviser before making a change.

When a change from Option A to Option B is made, unless requested by notice to us, the specified amount after the change is effected will be equal to the specified amount before the change less the account value on the effective date of the change. When a change from Option B to Option A is made, unless requested by notice to us, the specified amount after the change will be equal to the specified amount before the change is effected and the death benefit will be reduced by the account value on the effective date of the change.

Changes in Specified Amount

When you apply for your policy, you may allocate part of your initial specified amount to the Accounting Benefit Rider or the Annual Renewable Term Rider (see "Supplemental and/or Rider Benefits," page 24). This allocation will have an effect on the monthly deductions made from your policy. After your policy is issued, you may request a change in the specified amount, by notice to us, subject to the following rules. If a change in the specified amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify your policy as a life insurance contract, we will refund promptly to you the amount of such excess above the premium limitations. Changing the specified amount of your policy may have adverse tax consequences. You should consult counsel or another competent tax adviser before changing the specified amount.

Decrease in Specified Amount. The minimum amount of any decrease in specified amount is $5,000, and any decrease in specified amount will become effective on the monthly date next following the date that notice requesting the decrease is received and approved by us. We reserve the right to decline a requested decrease in the specified amount if compliance with current tax law resulting from this decrease would result in immediate termination of the policy, or if to effect the requested decrease, payments to you would have to be made from the accumulated value for compliance with applicable tax law, and the amount of such payments would exceed the cash surrender value under the policy.

Decreasing the specified amount of the policy may have the effect of decreasing monthly cost of insurance charges. Decreasing the specified amount of the policy may have adverse tax consequences and you should consult your tax adviser before making a change. Any decrease in specified amount will be made in proportion to the specified amount attributable to the base policy, the Accounting Benefit Rider and the Annual Renewable Term Rider.

Increase in Specified Amount. Any increase in the specified amount must be at least $5,000 (unless the increase is effected pursuant to a rider providing for automatic increases in specified amount), and you must submit an application. Any increase that is not guaranteed by rider will require satisfactory evidence of insurability and must meet our underwriting rules. If you increase the specified amount, you should contact your agent to assist you in determining if additional premium payments are necessary or appropriate. The increase in specified amount will become effective on the monthly date next following the date the request for the increase is received and approved, and your account value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date based on the increase in specified amount. You can increase your ART specified amount at any time. You can increase your ABR and base specified amount at any time, so long as they remain in the same proportions as they were when your policy was issued. ART and ABR specified amount increases will have an effective date as shown in the supplemental policy schedule you receive at the time of the increase.

A new administrative surrender charge period will apply only to the increased base specified amount, starting with the effective date of the increase.

Changing the specified amount of your policy may have adverse tax consequences. You should consult counsel or another competent tax adviser before changing the specified amount.

When Proceeds Are Paid

We will ordinarily pay any death benefit proceeds, loan proceeds, partial cash surrender proceeds, or full surrender proceeds within seven calendar days after receipt at the home office of all the documents required for such a payment. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, we may delay making a payment or processing a transfer request if (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading on the New York Stock Exchange is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of separate account assets is not reasonably practicable; (2) the SEC by order permits postponement of payment to protect our policy owners, or (3) the payment requested will come from account values allocated to our guaranteed account.

Please note: If mandated under applicable law, we may be required to block your account and refuse to honor any request for transfers, partial surrenders, loans, or death benefits until instructions are secured from the appropriate regulator. We may also be required to provide additional information about your account to government regulators.

Payment Options

Surrender proceeds and death benefit proceeds under the policy are generally payable in a lump sum. We may offer alternative payment options. Your beneficiary should contact us or their Union Central agent for information regarding payment options that may be available at the time of payment. In most cases, when death benefit proceeds are paid in a lump sum, we will pay the death benefit proceeds by establishing an interest bearing account for the beneficiary, in the amount of the death benefit proceeds payable. We will send the beneficiary a checkbook within 7 days after we receive all the required documents, and the beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit proceeds payable. The account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the accounts.

CASH BENEFITS

Loans

After the first policy year and while the insured is living, and provided your policy is not in the grace period, you may borrow against your policy at any time by submitting notice to the home office. (In certain states, loans may also be available during the first policy year.) The minimum amount of any loan request is $500 (subject to state regulation). The maximum loan amount is equal to the sum of 90% of the variable account, plus 100% of the guaranteed account, less any surrender charges that would be applicable on the effective date  of the loan, less loan interest to the annual date. Outstanding loans reduce the amount available for new loans. Loans will be processed as of the date your notice is received and approved. Loan proceeds generally will be sent to you within seven calendar days. Policy loans may have tax consequences and you should consult your tax adviser before making a change.

Interest.

Each year we will set the annual loan interest rate. The rate will never be more than the maximum permitted by law, and will not be changed more frequently than once per year. The rate for a policy year may not exceed the greater of (i) the Published Monthly Average for the calendar month ending two months before the annual date at the beginning of the policy year; or (ii) the guaranteed minimum interest rate applicable to the guaranteed account, plus 1.0%. The Published Monthly Average means Moody's Corporate Bond Yield Average - Monthly

Average Corporates, as published by Moody's Investor Service, Inc., or any successor to that service; or if the average is no longer published, a substantially similar average, established by regulation issued by the insurance supervisory official of the state in which the policy is delivered.

We will notify you of the initial rate of interest when a loan is made. We will notify you at least thirty days in advance of any increase in the annual loan interest rate applicable to any outstanding loan.

Interest is due and payable at the end of each policy year while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the outstanding loan.

Policy Debt.

Outstanding loans (including unpaid interest added to the loan) plus accrued interest not yet due equals the policy debt.

Loan Collateral.

When a policy loan is made, an amount sufficient to secure the loan is transferred out of your policy's variable and guaranteed account value and into your policy's loan account. Thus, a loan will have no immediate effect on the account value, but other policy values, such as the cash surrender value and the death benefit proceeds, will be reduced immediately by the amount transferred to the loan account. This transfer is made against the account value in each subaccount and the guaranteed account in proportion to the account value in each on the effective date of the loan, unless you specify that transfers be made from specific subaccounts. An amount of account value equal to any due and unpaid loan interest which exceeds interest credited to the loan account will also be transferred to the loan account on each annual date. Such interest will be transferred from each subaccount and the guaranteed account in the same proportion that account value in each subaccount and the guaranteed account bears to the total unloaned account value.

The loan account will be credited with interest at an effective annual rate of not less than the annual loan interest rate, less 1.5% during the first ten policy years. Thus, the maximum net cost of a loan per year is 1.5% during the first ten policy years, and 0.25% thereafter (the net cost of a loan is the difference between the rate of interest charged on policy loans and the amount credited on the equivalent amount held in the loan account). We will determine the rate of interest to be credited to the loan account in our sole discretion, and the rate may change from time to time. The tax treatment of loans after the first ten policy years is uncertain. You should consult your tax adviser.

Loan Repayment; Effect if Not Repaid.

You may repay all or part of your policy debt at any time while the insured is living and your policy is in force. Loan repayments must be sent to the home office and will be credited as of the valuation period received. You may give us notice that a specific unscheduled premium made while a loan is outstanding is to be applied as a loan repayment. (Loan repayments, unlike unscheduled premiums, are not subject to premium expense charges.) We will apply any planned periodic premiums, and any unscheduled premiums without such notice, as premium payments. When a loan repayment is made, account value in the loan account in an amount equivalent to the repayment is transferred from the loan account to the subaccounts and the guaranteed account. Thus, a loan repayment will have no immediate effect on the account value, but other policy values, such as the cash surrender value, will be increased immediately by the amount of the loan repayment.

Amounts will be transferred to the subaccounts and the guaranteed account in accordance with your current net premium allocation instructions.

If the death benefit becomes payable while a loan is outstanding, your policy debt will be deducted in calculating your death benefit proceeds.

If on a monthly date your policy's cash value less any policy debt (the cash surrender value) is less than the amount of the monthly deduction due for the following policy month, your policy will be in default. You, and any assignee of record, will be sent notice of the default. You will have a 61-day grace period to submit a sufficient payment to avoid termination of coverage under your policy. The notice will specify the amount that must be repaid to prevent termination.

Effect of Policy Loan.

A loan, whether or not repaid, will have a permanent effect on your death benefit and policy values because the investment results of the subaccounts of the separate account and current interest rates credited on account value in the guaranteed account will apply only to the non-loaned portion of the account value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts or credited interest rates for the guaranteed account while the loan is outstanding, the effect could be favorable or unfavorable. Loans may increase the potential for lapse if investment results of the subaccounts are less than anticipated. Also, loans could, particularly if not repaid, make it more likely than otherwise for a policy to terminate. Please consult your tax adviser concerning the tax treatment of policy loans, and the adverse tax consequences if your policy lapses with loans outstanding. In addition, if your policy is a modified endowment contract, loans may be currently taxable and subject to a 10% penalty tax.

Surrendering the Policy for Cash Surrender Value

You may surrender your policy at any time for its cash surrender value by submitting notice to the home office. We may require return of the policy. A surrender charge may apply. A surrender request will be processed as of the date your notice and all required documents are received. Payment will generally be made within seven calendar days. The cash surrender value may be taken in one lump sum or it may be applied to a payment option acceptable to you and to us. Your policy will terminate and cease to be in force if it is surrendered. It cannot later be reinstated. A surrender may result in adverse tax consequences, and if your policy is a modified endowment contract, may also trigger a 10% penalty tax. You should consult your tax adviser before requesting a surrender.

Partial Cash Surrenders

You may make partial cash surrenders under your policy at any time subject to the conditions below. You must submit notice to the home office. Each partial cash surrender must be at least $500. The partial surrender amount may not exceed the cash surrender value. There is no fee or charge imposed on a partial cash surrender. As of the date we receive notice of a partial cash surrender request, the cash value will be reduced by the partial cash surrender amount.

Unless you request that a partial cash surrender be deducted from specified subaccounts, your partial cash surrender amount will be deducted from your account value in the subaccounts and in the guaranteed account pro-rata in proportion to the account value in each.

If death benefit Option A is in effect, we will reduce the specified amount by the partial cash surrender amount. We may reject a partial cash surrender request if the partial cash surrender would cause the policy to fail to qualify as a life insurance contract under applicable tax laws, as we interpret them.

Partial cash surrender requests will be processed as of the valuation period we receive notice, and generally will be paid within seven calendar days.

A partial cash surrender may result in adverse tax consequences, and if your policy is a modified endowment contract, may also trigger a 10% penalty tax. You should consult your tax adviser before requesting a partial cash surrender.

Maturity Benefit

The maturity date is the insured's age 100. If your policy is still in force on the maturity date, the maturity benefit will be paid to you. The maturity benefit is equal to the cash surrender value on the maturity date. You can extend the maturity date by using the Maturity Extension Endorsement, which is described in the Supplemental and/or Rider Benefits section beginning on page 24.

LAPSE AND REINSTATEMENT

Lapse

Whether your policy lapses depends on whether its cash surrender value is sufficient to cover the monthly deduction when due. Failure to pay planned periodic premiums will not necessarily cause your policy to lapse. Conversely, paying all planned periodic premiums will not necessarily guarantee that your policy will not lapse (except when the minimum guaranteed period is in effect).

If your cash surrender value on a monthly date is less than the amount of the monthly deduction to be deducted on that date and the minimum guaranteed period is not in effect, your policy will be in default and a grace period will begin. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in cash surrender value, or the cash surrender value has decreased because you have not paid sufficient premium payments to offset the monthly deduction, or you have excessive policy debt.

We calculate cash values, surrender values and death benefit amounts for your policy in the same manner without regard to whether your policy is in a lapsed condition.

Any applicable surrender charges will be due in the event of a lapse.

Reinstatement

Your policy may be reinstated within five years after lapse and before the maturity date, subject to compliance with certain conditions, including the payment of a necessary premium payment and submission of satisfactory evidence of insurability. See your policy for further information.

TAX CONSIDERATIONS

Introduction

The following is only general information about federal tax law and is not intended as tax advice to any individual.  Tax laws affecting the policy are complex, may change and are affected by your facts and circumstances.  We cannot guarantee the tax treatment of the policy or any transaction involving the policy.  You should consult your own tax adviser as to how these general rules and any applicable taxes will apply to you if you purchase a policy.

Life Insurance Qualification; Tax Treatment of Death Benefit

The Internal Revenue Code, as amended (the "Code") defines a life insurance contract for federal income tax purposes.  This definition can be met if an insurance contract satisfies either one of two tests set forth in that section. The Code and related regulations do not directly address the manner in which these tests should be applied to certain features of the policy.  Thus, there is some uncertainty about how those tests apply to the policy.

Nevertheless, we believe the policy qualifies as a life insurance contract for federal tax purposes, so that:

•          the death benefit should be fully excludable from the beneficiary’s gross income; and

•          you should not be considered in constructive receipt of the cash surrender value, including any increases in cash surrender value, unless and until it is distributed from the policy.   However, Congress has recently enacted new statutory provisions relating to employer owned life insurance.  The death benefit of life insurance owned by an employer is taxable unless the insured is a certain class of employee and has been given notice and has consented to coverage on his life.  Specific statutory requirements must be satisfied for the death benefit of employer owned life insurance to be excluded from taxable income.  Any employer contemplating the purchase of a life insurance contract should consult a tax advisor.

We reserve the right to make such changes in the policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

Modified Endowment Contracts.  The Code establishes a class of life insurance contracts designated as modified endowment contracts.  The Code rules governing whether a policy will be treated as a modified endowment contract are extremely complex.  In general, a policy is a modified endowment contract if the accumulated premium payments made at any time during the first seven policy years exceed the sum of the net level premium payments which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven level annual premiums.  A policy may also become a modified endowment contract because of a material change.  The determination of whether a policy is a modified endowment contract after a material change generally depends upon the relationship of the policy’s death benefit and account value at the time of such change and the additional premium payments made in the seven years following the material change.  A policy may also become a modified endowment contract if the death benefit is reduced.

A policy issued in exchange for a modified endowment contract is subject to tax treatment as a modified endowment contract.  However, we believe that a policy issued in exchange for a life insurance policy that is not  a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the policy is greater than or equal to the death benefit of the policy being exchanged.  The payment of any premiums at the time of or after the exchange may, however, cause the policy to become a modified endowment contract.  You may, of course, choose to not make additional payments in order to prevent a policy from being treated as a modified endowment contract.

This policy’s flexibility and how you tailor it to meet your needs could cause it to be a modified endowment contract. We recommend you consult with a tax adviser to determine if desired policy transactions may cause such treatment.  When a premium payment is credited which we believe causes the policy to become a modified endowment contract, we will notify you and offer you the opportunity to request a refund of that premium in order to prevent a Policy from being treated as a modified endowment contract.

Special Considerations for Corporations

Premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the policy.  For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from the policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes.  In addition, although increases to the policy’s cash surrender value are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes.  In recent years, Congress has adopted new rules relating to corporate owned life insurance.  Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax advisor.

Accelerated Benefits Rider

You should consult a tax adviser about the consequences of adding this rider to your policy or requesting payment under this rider.

Continuation of Policy Beyond Age 100

The tax consequences of continuing your policy beyond the annual date nearest the insured's 100th year are unclear.  You should consult a tax adviser if you intend to keep your policy in force beyond the insured's 100th year.

Tax Treatment of Loans and Other Distributions

Upon a surrender or lapse of the policy, if the amount received plus any outstanding policy debt exceeds the total cost basis in the policy, the excess will generally be treated as ordinary income subject to tax, regardless of whether a policy is or is not a modified endowment contract. However, the tax consequences of distributions from, and loans taken from or secured by, a policy depend on whether the policy is classified as a modified endowment contract.  "Cost Basis in the Policy" means:

•          the total of any premium payments or other consideration paid for the policy, minus

•          any partial cash surrenders previously recovered that were not taxable.

Distributions from Policies Classified as Modified Endowment Contracts are subject to the following tax rules:

1)        All distributions, including surrenders and partial cash surrenders, are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the account value immediately before the distribution over the cost basis in the policy at such time.

2)        Loans from or secured by the policy are treated as distributions and taxed accordingly.  If you do not repay loan interest, the loan interest itself is treated as a distribution.

3)        A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, the policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59½, is attributable to the Owner’s becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s beneficiary.

Distributions from Policies Not Classified as Modified Endowment Contracts are generally treated as first recovering the cost basis in the policy and then, only after the return of all such cost basis in the policy, as distributing taxable income.  An exception to this general rule occurs in the case of a decrease in the policy’s death benefit or any other change that reduces benefits under the policy in the first 15 years after the policy is issued and that results in a cash distribution to the Owner in order for the policy to continue complying with the Code’s definition of life insurance.  Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the policy).

Loans from, or secured by, a policy that is not a modified endowment contract are not treated as distributions.  However, it is possible that reduced rate loans could be treated as distributions rather than loans.

Distributions (including upon surrender) and loans from, or secured by, a policy that is not  a modified endowment contract are not subject to the 10% additional income tax rule.  If a policy is not now but later becomes a modified endowment contract, then any distributions made from the policy within two years prior to the change will become taxable pursuant to modified endowment contract rules.

Other Policy Owner Tax Matters

Depending on the circumstances, the exchange of a policy, a change in the policy’s death benefit option, a policy loan, a partial or full surrender, a lapse, a change in ownership, or an assignment of the policy may have federal income tax consequences.  In addition, federal, state and local transfer and other tax consequences of ownership or receipt of distributions from a policy depend on the circumstances of each Owner or beneficiary.

Interest paid on policy loans generally is not tax deductible.

Aggregation of modified endowment contracts.  Pre-death distributions (including a loan, partial cash surrender, collateral assignment or full surrender) from a policy that is treated as a modified endowment contract may require a special aggregation to determine the amount of income recognized on the policy.  If we or any of our affiliates issue more than one modified endowment contract to the same policy Owner within any 12-month period, then for purposes of measuring the income on the policy with respect to a distribution from any of those policies, the income for all those policies will be aggregated and attributed to that distribution.

Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the policy depend upon your or the beneficiary’s individual circumstance.

Diversification requirements.  Investments of the variable account must be "adequately diversified" for the policy to qualify as a life insurance contract under the Code.  Any failure to comply with diversification requirements could subject you to immediate taxation on the incremental increases in account value plus the cost of insurance protection for the year.  However, we believe the policy complies fully with such requirements.

Owner control.  The Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the variable account may cause you, rather than us, to be treated as the owner of the assets in the variable account.  To date, no such regulations or guidance has been issued.  If you are considered the Owner of the assets of the variable account, income and gains from the variable account would be included in your gross income.

The ownership rights under the policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that owners were not owners of separate account assets.  For example, you have additional flexibility in allocating policy premium and account values.  These differences could result in you being treated as the owner of a pro rata share of the assets of the variable account.  In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue.  We therefore reserve the right to modify the policy as necessary to attempt to prevent you from being considered the Owner of the assets of the variable account.

Tax-advantaged arrangements.  The policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others.  The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement.  If you are contemplating the use of the policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this policy for the arrangement.

DISTRIBUTION OF THE POLICIES

We have entered into a distribution agreement with Ameritas Investment Corp. ("Distributor") for the distribution and sale of the policies. Distributor is affiliated with us. Distributor sells the policies through its sales representatives. Distributor also may enter into selling agreements with other broker-dealers who in turn may sell the policies through their sales representatives.

We pay commissions for the sale of the Policies. The maximum commissions payable are: 50% of premiums up to the target premium and 2% of premiums above that amount paid in the first policy year; 2% of premium paid in Policy years 2 through 11; and 2% of premium paid thereafter as a service fee. In addition, selling agents may be paid a maximum of 15% of planned periodic premiums attributed to the ABR specified amount paid up to an amount equal to one "target premium." A "target premium" is an amount of premium based on the insured's age at issue, sex, rate class, specified amount, and supplemental and/or rider benefits. ART specified amount does not have planned periodic premiums attributable to it. For each premium received following an increase in specified amount, a first-year commission on such premiums will be paid up to the target premium for the increase in the year in which the increase occurs; the commission will be calculated as described above, with each increase in specified amount beginning its own commission schedule. Substandard risks do not affect target premiums, and have no effect on commissions; riders, to the extent they affect target premiums, may result in additional compensation. Additional amounts may be paid and expenses may be reimbursed based on various factors. Other selling broker-dealers will share commissions and additional amounts received for sales of the Policies with their sales representatives involved in the sales in accordance with their rules and policies for compensating sales representatives.

Also, Distributor receives .25% from FTVIP Templeton Foreign Securities Fund, Class 2, .25% from Seligman Communications and Information Portfolio (Class 2), and .19% from Seligman Smaller-Cap Value Portfolio (Class 2 in the form of 12b-1 fees. Class 12b-1 shares of these funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees out of fund assets to those who sell and distribute fund shares. In addition to 12b-1 fees, we receive from some of our participating investment advisers annual revenue sharing of between .05% and .25% of subaccount assets for providing various shareholder support services.

LEGAL PROCEEDINGS

No litigation is pending that would have a material effect upon the separate account.

FINANCIAL STATEMENTS

Union Central's and the separate account's financial statements appear in the Statement of Additional Information, which is available upon request by calling us at 1-800-319-6902 or visiting our website at www.unioncentral.com.

IMSA

We are a member of the Insurance Marketplace Standards Association ("IMSA").  IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products.  Our membership in IMSA applies to us only and not to our products or affiliates.

APPENDIX A - GLOSSARY OF TERMS

account value - The sum of the values in the variable account, the guaranteed account, and the loan account.

age - The insured's age on his or her nearest birthday.

annual date - The same day in each policy year as the policy date.

base specified amount - The specified amount not allocated to the Accounting Benefit Rider or Annual Renewable Term Rider.

initial specified amount - The specified amount on the policy date.

issue date - The date from which the suicide and contestable periods start.

loan account - A part of the guaranteed account. When you take out a policy loan, we transfer some of your account value to this account to hold as collateral for the loans.

monthly date - The same day as the policy date for each succeeding month. It defaults to the actual last day of the month if the monthly date is a day that does not exist in that month. For example, if your monthly date is the 31st, it will be the 30th in April, June, September and November and the 28th or 29th in February.

net premium - A premium payment minus the applicable premium expense charge.

owner, you - The person who owns a policy.

policy date - The date from which policy months, years and anniversaries are measured policy debt - The sum of all outstanding policy loans plus accrued interest.

policy month - Each one-month period beginning with a monthly date and ending the day before the next monthly date.

policy year - Each period of twelve months starting on the policy date and ending the day before the first annual date, or any following year starting on an annual date and ending the day before the next annual date.

portfolio - An investment company or its series, in which we invest premiums allocated to a subaccount of the separate account.

risk amount - On each monthly date, the death benefit under the policy less the account value (after deduction of the monthly deduction on that day, except for the cost of insurance charge).

specified amount - A dollar amount used to determine the death benefit under a policy. It includes base specified amount, as well as any specified amount allocated to the Accounting Benefit Rider or Annual Renewable Term Rider. It is commonly referred to as "face amount."

Union Central, we, our, us - The Union Central Life Insurance Company.

unscheduled premium - Any premium other than a planned periodic premium.

valuation date - Each day on which the New York Stock Exchange is open for business.

valuation period - The interval of time commencing at the close of business on one valuation date and ending at the close of business on the next succeeding valuation date.

APPENDIX B - ILLUSTRATIONS

We prepared the following tables to illustrate hypothetically how certain values under a policy may change with investment performance over an extended period of time. The tables illustrate how account values, cash surrender values and death benefits under a policy covering an insured of a given age on the issue date, would vary over time if planned periodic premiums were paid annually and the return on the assets in each of the portfolios were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors, including the investment allocations made by an owner and prevailing rates. These illustrations assume that net premiums are allocated equally among the subaccounts available under the policy, and that no amounts are allocated to the guaranteed account.

The illustrations reflect the fact that the net investment return on the assets held in the subaccounts is lower than the gross after-tax return of the selected portfolios. The tables assume an average annual expense ratio of 0.825% of the average daily net assets of the portfolios available under the policies. This average annual expense ratio is based on a simple arithmetic average of the expense ratios of each of the portfolios for the last fiscal year, before waivers or reimbursements. For information on the portfolios' expenses, see the prospectuses for the portfolios.

In addition, the illustrations reflect the daily charge to the separate account for assuming mortality and expense risks, which is equal on an annual basis to 0.75% during the first ten policy years, and 0.25% thereafter. After deduction of gross portfolio expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of -1.56%, 4.34%, and 10.25%, respectively, during the first ten policy years, and –1.07%, 4.87%, and 10.80%, respectively, thereafter.

The illustrations also reflect the deduction of the applicable premium expense charge, and the monthly deduction, including the monthly cost of insurance charge for the hypothetical insured. Union Central's current cost of insurance charges, and the higher guaranteed maximum cost of insurance charges that Union Central has the contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the separate account and assume no policy debt or charges for supplemental and/or rider benefits.

The illustrations are based on Union Central's sex distinct standard non-tobacco rates. By contacting us or your agent, and free of charge, owner(s) will be furnished with a comparable illustration based upon the proposed insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

THE UNION CENTRAL LIFE INSURANCE COMPANY VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT			EXECUTIVE EDGE $3,500 ANNUAL PREMIUM USING CURRENT CHARGES				$ 300,000 BASE DEATH BENEFIT OPTION A CASH VALUE ACCUMULATION TEST
	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	$300,000	$300,000	$300,000	$3,249	$3,064	$2,879	$2,619	$2,434	$2,249
2	$300,000	$300,000	$300,000	$6,759	$6,190	$5,644	$6,128	$5,560	$5,014
3	$300,000	$300,000	$300,000	$10,540	$9,366	$8,281	$9,909	$8,735	$7,651
4	$300,000	$300,000	$300,000	$14,635	$12,607	$10,806	$14,005	$11,976	$10,175
5	$300,000	$300,000	$300,000	$19,090	$15,926	$13,229	$18,459	$15,296	$12,598
6	$300,000	$300,000	$300,000	$23,926	$19,314	$15,537	$23,359	$18,747	$14,970
7	$300,000	$300,000	$300,000	$29,190	$22,779	$17,739	$28,686	$22,275	$17,234
8	$300,000	$300,000	$300,000	$34,941	$26,337	$19,846	$34,500	$25,896	$19,405
9	$300,000	$300,000	$300,000	$41,259	$30,021	$21,888	$40,881	$29,643	$21,510
10	$300,000	$300,000	$300,000	$48,196	$33,828	$23,856	$47,881	$33,513	$23,540
15	$300,000	$300,000	$300,000	$97,972	$56,969	$33,978	$97,972	$56,969	$33,978
20	$410,076	$300,000	$300,000	$182,682	$87,743	$44,600	$182,682	$87,743	$44,600
25	$621,807	$300,000	$300,000	$320,016	$125,397	$52,632	$320,016	$125,397	$52,632
30	$920,279	$300,000	$300,000	$540,711	$171,662	$56,834	$540,711	$171,662	$56,834
35	$1,351,521	$345,871	$300,000	$892,959	$228,520	$55,253	$892,959	$228,520	$55,253
40	$1,987,430	$405,766	$300,000	$1,452,046	$296,459	$44,376	$1,452,046	$296,459	$44,376
45	$2,947,169	$475,977	$300,000	$2,334,299	$376,997	$16,938	$2,334,299	$376,997	$16,938
50	$4,404,500	$558,821	$0	$3,721,872	$472,212	$0	$3,721,872	$472,212	$0
55	$6,655,584	$659,618	$0	$5,899,713	$584,706	$0	$5,899,713	$584,706	$0
60	$10,069,338	$775,875	$0	$9,369,354	$721,939	$0	$9,369,354	$721,939	$0
Age 100	$14,103,478	$885,838	$0	$13,830,464	$868,690	$0	$13,830,464	$868,690	$0

Notes concerning this illustration:

(1)Assumes that no policy loans have been made.

(2)Current values reflect applicable Premium Expense Charges, current cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term Rider, a monthly administrative charge of $5.00  per month in year I and $5.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3)Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4)Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5)The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.56%, 4.34%, and 10.25%, respectively, during the first ten policy years, and –1.07%, 4.87%, and 10.80% thereafter..

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates. The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT			EXECUTIVE EDGE $3,500 ANNUAL PREMIUM USING GUARANTEED CHARGES				$ 300,000 BASE DEATH BENEFIT OPTION A CASH VALUE ACCUMULATION TEST
	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	$300,000	$300,000	$300,000	$2,720	$2,553	$2,386	$2,090	$1,923	$1,756
2	$300,000	$300,000	$300,000	$5,853	$5,347	$4,861	$5,223	$4,716	$4,231
3	$300,000	$300,000	$300,000	$9,238	$8,194	$7,230	$8,608	$7,563	$6,600
4	$300,000	$300,000	$300,000	$12,908	$11,103	$9,501	$12,278	$10,473	$8,871
5	$300,000	$300,000	$300,000	$16,892	$14,075	$11,673	$16,261	$13,445	$11,043
6	$300,000	$300,000	$300,000	$21,213	$17,105	$13,740	$20,646	$16,537	$13,173
7	$300,000	$300,000	$300,000	$25,897	$20,183	$15,691	$25,393	$19,679	$15,187
8	$300,000	$300,000	$300,000	$30,988	$23,318	$17,533	$30,546	$22,877	$17,091
9	$300,000	$300,000	$300,000	$36,555	$26,538	$19,290	$36,177	$26,160	$18,912
10	$300,000	$300,000	$300,000	$42,641	$29,836	$20,954	$42,326	$29,521	$20,639
15	$300,000	$300,000	$300,000	$86,718	$50,127	$29,654	$86,718	$50,127	$29,654
20	$356,937	$300,000	$300,000	$159,010	$73,226	$34,968	$159,010	$73,226	$34,968
25	$529,929	$300,000	$300,000	$272,731	$98,382	$34,714	$272,731	$98,382	$34,714
30	$760,385	$300,000	$300,000	$446,765	$124,332	$24,929	$446,765	$124,332	$24,929
35	$1,070,597	$300,000	$0	$707,351	$148,851	$0	$707,351	$148,851	$0
40	$1,488,998	$300,000	$0	$1,087,884	$167,392	$0	$1,087,884	$167,392	$0
45	$2,058,790	$300,000	$0	$1,630,660	$169,154	$0	$1,630,660	$169,154	$0
50	$2,834,731	$300,000	$0	$2,395,393	$116,804	$0	$2,395,393	$116,804	$0
55	$3,902,468	$0	$0	$3,459,267	$0	$0	$3,459,267	$0	$0
60	$5,381,144	$0	$0	$5,007,066	$0	$0	$5,007,066	$0	$0
Age 100	$6,964,235	$0	$0	$6,829,422	$0	$0	$6,829,422	$0	$0

Notes concerning this illustration:

(1)        Assumes that no policy loans have been made.

(2)        Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term rider, a monthly administrative charge of $25.00  per month in year I and $10.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3)        Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4)        Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5)        The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.56%, 4.34%, and 10.25%, respectively, during the first ten policy years, and –1.07%, 4.87%, and 10.80% thereafter.

The hypothetical Investment rates of return shown above are illustrative only and should not be deemed a representation of past or future Investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner and prevailing rates. The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT			EXECUTIVE EDGE $3,500 ANNUAL PREMIUM USING CURRENT CHARGES			$ 300,000 BASE DEATH BENEFIT OPTION B CASH VALUE ACCUMULATION TEST
	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	$303,244	$303,059	$302,874	$3,244	$3,059	$2,874	$2,613	$2,429	$2,244
2	$306,678	$306,113	$305,570	$6,678	$6,113	$5,570	$6,048	$5,483	$4,940
3	$310,329	$309,168	$308,097	$10,329	$9,168	$8,097	$9,698	$8,538	$7,467
4	$314,207	$312,214	$310,446	$14,207	$12,214	$10,446	$13,577	$11,584	$9,816
5	$318,347	$315,260	$312,631	$18,347	$15,260	$12,631	$17,717	$14,630	$12,001
6	$322,758	$318,289	$314,637	$22,758	$18,289	$14,637	$22,190	$17,722	$14,070
7	$327,499	$321,332	$316,498	$27,499	$21,332	$16,498	$26,995	$20,828	$15,993
8	$332,591	$324,377	$318,202	$32,591	$24,377	$18,202	$32,150	$23,935	$17,761
9	$338,163	$327,512	$319,840	$38,163	$27,512	$19,840	$37,785	$27,134	$19,462
10	$344,252	$330,731	$321,402	$44,252	$30,731	$21,402	$43,937	$30,416	$21,087
15	$389,739	$352,102	$331,112	$89,739	$52,102	$31,112	$89,739	$52,102	$31,112
20	$467,087	$380,368	$341,295	$167,087	$80,368	$41,295	$167,087	$80,368	$41,295
25	$592,776	$413,212	$348,327	$292,776	$113,212	$48,327	$292,776	$113,212	$48,327
30	$844,562	$449,812	$350,589	$496,223	$149,812	$50,589	$496,223	$149,812	$50,589
35	$1,243,083	$488,197	$345,732	$821,314	$188,197	$45,732	$821,314	$188,197	$45,732
40	$1,830,397	$524,324	$330,192	$1,337,315	$224,324	$30,192	$1,337,315	$224,324	$30,192
45	$2,716,500	$550,413	$0	$2,151,598	$250,413	$0	$2,151,598	$250,413	$0
50	$4,061,802	$553,325	$0	$3,432,286	$253,325	$0	$3,432,286	$253,325	$0
55	$6,139,659	$512,055	$0	$5,442,381	$212,055	$0	$5,442,381	$212,055	$0
60	$9,290,618	$399,466	$0	$8,644,767	$99,466	$0	$8,644,767	$99,466	$0
Age 100	$13,051,894	$0	$0	$12,751,894	$0	$0	$12,751,894	$0	$0

Notes concerning this illustration:

(1)     Assumes that no policy loans have been made.

(2)     Current values reflect applicable Premium Expense Charges, current cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term Rider, a monthly administrative charge of $5.00  per month in year I and $5.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3)     Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4)     Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5)     The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.56%, 4.34%, and 10.25%, respectively, during the first ten policy years, and –1.07%, 4.87%, and 10.80% thereafter.

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates. The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT			EXECUTIVE EDGE $3,500 ANNUAL PREMIUM USING GUARANTEED CHARGES			$ 300,000 BASE DEATH BENEFIT OPTION B CASH VALUE ACCUMULATION TEST
	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	$302,714	$302,547	$302,381	$2,714	$2,547	$2,381	$2,084	$1,917	$1,751
2	$305,772	$305,269	$304,787	$5,772	$5,269	$4,787	$5,142	$4,639	$4,156
3	$309,028	$307,997	$307,046	$9,028	$7,997	$7,046	$8,398	$7,367	$6,416
4	$312,484	$310,713	$309,144	$12,484	$10,713	$9,144	$11,854	$10,083	$8,514
5	$316,156	$313,414	$311,080	$16,156	$13,414	$11,080	$15,526	$12,784	$10,450
6	$320,057	$316,089	$312,848	$20,057	$16,089	$12,848	$19,490	$15,522	$12,280
7	$324,224	$318,750	$314,461	$24,224	$18,750	$14,461	$23,720	$18,246	$13,956
8	$328,660	$321,374	$315,901	$28,660	$21,374	$15,901	$28,219	$20,933	$15,459
9	$333,483	$324,045	$317,254	$33,483	$24,045	$17,254	$33,105	$23,667	$16,875
10	$338,718	$326,753	$318,509	$38,718	$26,753	$18,509	$38,403	$26,438	$18,194
15	$378,418	$345,232	$326,771	$78,418	$45,232	$26,771	$78,418	$45,232	$26,771
20	$440,188	$364,701	$331,136	$140,188	$64,701	$31,136	$140,188	$64,701	$31,136
25	$535,344	$382,382	$329,169	$235,344	$82,382	$29,169	$235,344	$82,382	$29,169
30	$681,124	$392,926	$316,931	$381,124	$92,926	$16,931	$381,124	$92,926	$16,931
35	$911,963	$386,080	$0	$602,541	$86,080	$0	$602,541	$86,080	$0
40	$1,272,400	$342,683	$0	$929,635	$42,683	$0	$929,635	$42,683	$0
45	$1,763,075	$0	$0	$1,396,439	$0	$0	$1,396,439	$0	$0
50	$2,431,014	$0	$0	$2,054,245	$0	$0	$2,054,245	$0	$0
55	$3,349,920	$0	$0	$2,969,472	$0	$0	$2,969,472	$0	$0
60	$4,622,236	$0	$0	$4,300,915	$0	$0	$4,300,915	$0	$0
Age 100	$5,711,158	$0	$0	$5,411,158	$0	$0	$5,411,158	$0	$0

Notes concerning this illustration:

(1)     Assumes that no policy loans have been made.

(2)     Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term rider, a monthly administrative charge of $25.00  per month in year I and $10.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3)     Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4)     Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5)     The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.56%, 4.34%, and 10.25%, respectively, during the first ten policy years, and –1.07%, 4.87%, and 10.80% thereafter.

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates. The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT			EXECUTIVE EDGE $3,500 ANNUAL PREMIUM USING CURRENT CHARGES				$ 300,000 BASE DEATH BENEFIT OPTION A GUIDELINE PREMIUM TEST
	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	$300,000	$300,000	$300,000	$3,249	$3,064	$2,879	$2,619	$2,434	$2,249
2	$300,000	$300,000	$300,000	$6,759	$6,190	$5,644	$6,128	$5,560	$5,014
3	$300,000	$300,000	$300,000	$10,540	$9,366	$8,281	$9,909	$8,735	$7,651
4	$300,000	$300,000	$300,000	$14,635	$12,607	$10,806	$14,005	$11,976	$10,175
5	$300,000	$300,000	$300,000	$19,090	$15,926	$13,229	$18,459	$15,296	$12,598
6	$300,000	$300,000	$300,000	$23,926	$19,314	$15,537	$23,359	$18,747	$14,970
7	$300,000	$300,000	$300,000	$29,190	$22,779	$17,739	$28,686	$22,275	$17,234
8	$300,000	$300,000	$300,000	$34,941	$26,337	$19,846	$34,500	$25,896	$19,405
9	$300,000	$300,000	$300,000	$41,259	$30,021	$21,888	$40,881	$29,643	$21,510
10	$300,000	$300,000	$300,000	$48,196	$33,828	$23,856	$47,881	$33,513	$23,540
15	$300,000	$300,000	$300,000	$97,986	$56,969	$33,978	$97,986	$56,969	$33,978
20	$300,000	$300,000	$300,000	$183,405	$87,743	$44,600	$183,405	$87,743	$44,600
25	$423,987	$300,000	$300,000	$326,144	$125,426	$52,632	$326,144	$125,426	$52,632
30	$674,827	$300,000	$300,000	$562,355	$171,848	$56,834	$562,355	$171,848	$56,834
35	$1,094,806	$300,000	$300,000	$952,005	$230,366	$55,253	$952,005	$230,366	$55,253
40	$1,679,186	$322,857	$300,000	$1,599,225	$307,483	$44,376	$1,599,225	$307,483	$44,376
45	$2,807,111	$426,307	$300,000	$2,673,439	$406,007	$16,938	$2,673,439	$406,007	$16,938
50	$4,656,850	$554,176	$0	$4,435,095	$527,787	$0	$4,435,095	$527,787	$0
55	$7,661,052	$709,951	$0	$7,296,240	$676,144	$0	$7,296,240	$676,144	$0
60	$12,097,017	$868,665	$0	$12,097,017	$868,665	$0	$12,097,017	$868,665	$0
Age 100	$18,250,916	$1,065,403	$0	$18,250,916	$1,065,403	$0	$18,250,916	$1,065,403	$0

Notes concerning this illustration:

(1)     Assumes that no policy loans have been made.

(2)     Current values reflect applicable Premium Expense Charges, current cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term Rider, a monthly administrative charge of $5.00  per month in year I and $5.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3)     Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4)     Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5)     The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.56%, 4.34%, and 10.25%, respectively, during the first ten policy years, and –1.07%, 4.87%, and 10.80% thereafter.

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates. The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT			EXECUTIVE EDGE $3,500 ANNUAL PREMIUM USING GUARANTEED CHARGES				$ 300,000 BASE DEATH BENEFIT OPTION A GUIDELINE PREMIUM TEST
	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	$300,000	$300,000	$300,000	$2,720	$2,553	$2,386	$2,090	$1,923	$1,756
2	$300,000	$300,000	$300,000	$5,853	$5,347	$4,861	$5,223	$4,716	$4,231
3	$300,000	$300,000	$300,000	$9,238	$8,194	$7,230	$8,608	$7,563	$6,600
4	$300,000	$300,000	$300,000	$12,908	$11,103	$9,501	$12,278	$10,473	$8,871
5	$300,000	$300,000	$300,000	$16,892	$14,075	$11,673	$16,261	$13,445	$11,043
6	$300,000	$300,000	$300,000	$21,213	$17,105	$13,740	$20,646	$16,537	$13,173
7	$300,000	$300,000	$300,000	$25,897	$20,183	$15,691	$25,393	$19,679	$15,187
8	$300,000	$300,000	$300,000	$30,988	$23,318	$17,533	$30,546	$22,877	$17,091
9	$300,000	$300,000	$300,000	$36,555	$26,538	$19,290	$36,177	$26,160	$18,912
10	$300,000	$300,000	$300,000	$42,641	$29,836	$20,954	$42,326	$29,521	$20,639
15	$300,000	$300,000	$300,000	$86,709	$50,127	$29,654	$86,709	$50,127	$29,654
20	$300,000	$300,000	$300,000	$159,126	$73,226	$34,968	$159,126	$73,226	$34,968
25	$365,580	$300,000	$300,000	$281,215	$98,382	$34,714	$281,215	$98,382	$34,714
30	$578,575	$300,000	$300,000	$482,146	$124,292	$24,929	$482,146	$124,292	$24,929
35	$929,239	$300,000	$0	$808,034	$148,457	$0	$808,034	$148,457	$0
40	$1,411,609	$300,000	$0	$1,344,389	$165,869	$0	$1,344,389	$165,869	$0
45	$2,335,963	$300,000	$0	$2,224,727	$164,862	$0	$2,224,727	$164,862	$0
50	$3,805,343	$300,000	$0	$3,624,136	$105,940	$0	$3,624,136	$105,940	$0
55	$6,073,602	$0	$0	$5,784,382	$0	$0	$5,784,382	$0	$0
60	$9,444,540	$0	$0	$9,444,540	$0	$0	$9,444,540	$0	$0
Age 100	$14,252,472	$0	$0	$14,252,472	$0	$0	$14,252,472	$0	$0

Notes concerning this illustration:

(1)     Assumes that no policy loans have been made.

(2)     Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term rider, a monthly administrative charge of $25.00  per month in year I and $10.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3)     Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4)     Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5)     The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.56%, 4.34%, and 10.25%, respectively, during the first ten policy years, and –1.07%, 4.87%, and 10.80% thereafter.

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates. The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT			EXECUTIVE EDGE $3,500 ANNUAL PREMIUM USING CURRENT CHARGES				$ 300,000 BASE DEATH BENEFIT OPTION B GUIDELINE PREMIUM TEST
	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	$303,244	$303,059	$302,874	$3,244	$3,059	$2,874	$2,613	$2,429	$2,244
2	$306,678	$306,113	$305,570	$6,678	$6,113	$5,570	$6,048	$5,483	$4,940
3	$310,329	$309,168	$308,097	$10,329	$9,168	$8,097	$9,698	$8,538	$7,467
4	$314,207	$312,214	$310,446	$14,207	$12,214	$10,446	$13,577	$11,584	$9,816
5	$318,347	$315,260	$312,631	$18,347	$15,260	$12,631	$17,717	$14,630	$12,001
6	$322,758	$318,289	$314,637	$22,758	$18,289	$14,637	$22,190	$17,722	$14,070
7	$327,499	$321,332	$316,498	$27,499	$21,332	$16,498	$26,995	$20,828	$15,993
8	$332,591	$324,377	$318,202	$32,591	$24,377	$18,202	$32,150	$23,935	$17,761
9	$338,163	$327,512	$319,840	$38,163	$27,512	$19,840	$37,785	$27,134	$19,462
10	$344,252	$330,731	$321,402	$44,252	$30,731	$21,402	$43,937	$30,416	$21,087
15	$389,739	$352,102	$331,112	$89,739	$52,102	$31,112	$89,739	$52,102	$31,112
20	$467,087	$380,368	$341,295	$167,087	$80,368	$41,295	$167,087	$80,368	$41,295
25	$592,830	$413,212	$348,327	$292,830	$113,212	$48,327	$292,830	$113,212	$48,327
30	$797,066	$449,812	$350,589	$497,066	$149,812	$50,589	$497,066	$149,812	$50,589
35	$1,129,029	$488,197	$345,732	$829,029	$188,197	$45,732	$829,029	$188,197	$45,732
40	$1,669,254	$524,324	$330,192	$1,369,254	$224,324	$30,192	$1,369,254	$224,324	$30,192
45	$2,549,516	$550,413	$0	$2,249,516	$250,413	$0	$2,249,516	$250,413	$0
50	$3,986,706	$553,325	$0	$3,686,706	$253,325	$0	$3,686,706	$253,325	$0
55	$6,340,825	$512,055	$0	$6,038,881	$212,055	$0	$6,038,881	$212,055	$0
60	$10,209,042	$399,466	$0	$9,909,042	$99,466	$0	$9,909,042	$99,466	$0
Age 100	$15,060,807	$0	$0	$14,760,807	$0	$0	$14,760,807	$0	$0

Notes concerning this illustration:

(1)     Assumes that no policy loans have been made.

(2)     Current values reflect applicable Premium Expense Charges, current cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term Rider, a monthly administrative charge of $5.00  per month in year I and $5.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3)     Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4)     Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5)     The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.56%, 4.34%, and 10.25%, respectively, during the first ten policy years, and –1.07%, 4.87%, and 10.80% thereafter.

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates. The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT			EXECUTIVE EDGE $3,500 ANNUAL PREMIUM USING GUARANTEED CHARGES				$ 300,000 BASE DEATH BENEFIT OPTION B GUIDELINE PREMIUM TEST
	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	$302,714	$302,547	$302,381	$2,714	$2,547	$2,381	$2,084	$1,917	$1,751
2	$305,772	$305,269	$304,787	$5,772	$5,269	$4,787	$5,142	$4,639	$4,156
3	$309,028	$307,997	$307,046	$9,028	$7,997	$7,046	$8,398	$7,367	$6,416
4	$312,484	$310,713	$309,144	$12,484	$10,713	$9,144	$11,854	$10,083	$8,514
5	$316,156	$313,414	$311,080	$16,156	$13,414	$11,080	$15,526	$12,784	$10,450
6	$320,057	$316,089	$312,848	$20,057	$16,089	$12,848	$19,490	$15,522	$12,280
7	$324,224	$318,750	$314,461	$24,224	$18,750	$14,461	$23,720	$18,246	$13,956
8	$328,660	$321,374	$315,901	$28,660	$21,374	$15,901	$28,219	$20,933	$15,459
9	$333,483	$324,045	$317,254	$33,483	$24,045	$17,254	$33,105	$23,667	$16,875
10	$338,718	$326,753	$318,509	$38,718	$26,753	$18,509	$38,403	$26,438	$18,194
15	$378,418	$345,232	$326,771	$78,418	$45,232	$26,771	$78,418	$45,232	$26,771
20	$440,188	$364,701	$331,136	$140,188	$64,701	$31,136	$140,188	$64,701	$31,136
25	$535,323	$382,382	$329,169	$235,323	$82,382	$29,169	$235,323	$82,382	$29,169
30	$680,661	$392,926	$316,931	$380,661	$92,926	$16,931	$380,661	$92,926	$16,931
35	$900,329	$386,080	$0	$600,329	$86,080	$0	$600,329	$86,080	$0
40	$1,227,911	$342,683	$0	$927,911	$42,683	$0	$927,911	$42,683	$0
45	$1,710,886	$0	$0	$1,410,886	$0	$0	$1,410,886	$0	$0
50	$2,419,697	$0	$0	$2,119,697	$0	$0	$2,119,697	$0	$0
55	$3,454,046	$0	$0	$3,154,046	$0	$0	$3,154,046	$0	$0
60	$4,977,543	$0	$0	$4,677,543	$0	$0	$4,677,543	$0	$0
Age 100	$6,277,367	$0	$0	$5,977,367	$0	$0	$5,977,367	$0	$0

Notes concerning this illustration:

(1)     Assumes that no policy loans have been made.

(2)     Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term rider, a monthly administrative charge of $25.00  per month in year I and $10.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3)     Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4)     Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5)     The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.56%, 4.34%, and 10.25%, respectively, during the first ten policy years, and –1.07%, 4.87%, and 10.80% thereafter.

The hypothetical Investment rates of return shown above are illustrative only and should not be deemed a representation of past or future Investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner and prevailing rates. The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

APPENDIX C - DISCLAIMERS

(Morgan Stanley, Nasdaq, Russell, S&P)

This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley Capital International Inc. ("MSCI") or any affiliate of MSCI. Neither MSCI nor any other  party makes any representation or warranty, express or implied, to the owners of this fund or any member of the public  regarding the advisability of investing in funds generally or in this fund particularly or the ability of the EAFE index to  track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of  MSCI and of the EAFE index which is determined, composed and calculated by MSCI without regard to the issuer of this fund. MSCI has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the EAFE index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which this fund is redeemable for cash. Neither MSCI nor any other party has any obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

Although MCSI shall obtain information for inclusion in or for use in the calculation of the indexes from sources which MSCI considers reliable, neither MSCI nor any other party guarantees the accuracy and/or the completeness of the indexes or any data included therein. Neither MSCI nor any other party makes any warranty, express or implied, as to results to be obtained by licensee, licensee's customers and counterparties, owners of the funds, or any other person or entity from the use of the indexes or any data included therein in connection with the rights licensed hereunder or for any other use. Neither MSCI nor any other party makes any express or implied warranties, and MSCI hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the indexes or any data included therein. Without limiting any of the foregoing, in no event shall MSCI or any other party have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

The Product(s) described in this Prospectus is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market,  Inc.(including its affiliates) (Nasdaq, with its affiliates, are referred to as the  Corporations). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or  any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly,  or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations' only relationship to The Union Central Life Insurance Company (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100  Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100  Index® or any data included therein. The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, owners of the product(s), or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein. The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein. Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.

The Russell 2000 Index ("Index") is a trademark/service mark of the Frank Russell Company. Russell is a trademark of  the Frank Russell Company. Summit Mutual Funds and the Russell 2000 Small Cap Index Portfolio are not promoted,  sponsored or endorsed by, nor in any way affiliated with Frank Russell Company.

Frank Russell is not responsible for and has not reviewed the Prospectus, and Frank Russell makes no representation or warranty, express or implied, as to its accuracy, or completeness, or otherwise. Frank Russell Company reserves the right, at any time and without notice, to alter, amend, terminate or in any way change its Index. Frank Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating the Index.

Frank Russell Company's publication of the Index in no way suggests or implies an opinion by Frank Russell Company as to the attractiveness or appropriateness of the investment in any or all securities upon which the Index is based. Frank Russell Company makes no representation, warranty, or guarantee as to the accuracy, completeness, reliability, or otherwise of the Index or data included in the Index. Frank Russell Company makes no representation or warranty regarding the use, or the results of use, of the Index or any data included therein, or any security (or combination thereof) comprising the Index. Frank Russell Company makes no other express or implied warranty, and expressly disclaims any warranty of any kind, including, without means of limitation, any warranty of merchantability or fitness for a particular purpose with respect to the Index or any data or any security (or combination thereof) included therein.

"Standard & Poor's®", "S&P®, "S&P 500®", "Standard & Poor's 500®", "500," "S&P MidCap 400 Index," and "Standard & Poor's MidCap 400 Index" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Summit Mutual Funds. The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's. See further discussion in the Summit Mutual Funds prospectus.

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees, or by accessing the SEC's website at http://www.sec.gov.

The Statement of Additional Information (SAI) includes additional information about Carillon Life Account and is dated the same date of this Prospectus. You can request a free copy of the SAI and personalized illustrations of death benefits, cash surrender values, and cash values, or contact us with any questions you may have about your policy, at 1-800-319-6902. Information about your policy is also available at www.unioncentral.com. You can register there for access to Service Central.

The SAI has been filed with the SEC and is incorporated by reference into this Prospectus and is legally a part of this Prospectus. The SAI can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. Information on the hours and location of the Public Reference Room can be obtained by calling the SEC at 202-942-8090. Information and reports are also available on the SEC's website at http://www.sec.gov. Copies of information you see on the SEC website can also be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, D.C., 20549-0102.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY	2
MULTIPLE BENEFICIARIES	2
ADDITIONAL INFORMATION ABOUT OPERATION OF CONTRACTS AND CARILLON LIFE ACCOUNT	2
REPORTS TO POLICY OWNERS	2
ASSIGNMENT	3
DISTRIBUTION OF THE POLICIES	3
CUSTODY OF ASSETS	4
INDEPENDENT AUDITORS AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	4
ASSET ALLOCATION PROGRAM	5

Appendix A (Guideline Premium and Cash Value Accumulation Test Factors)	A-1
Appendix B (Enhanced Death Benefit Option Tables)	B-1
Appendix C (Financial Statements of Carillon Life Account and of Union Central)	C-1

Carillon Life Account

("Separate Account")

of

Ameritas Life Insurance Corp.

("Ameritas Life")

Supplement to:

Statement of Additional Information for:

Excel Performance VUL

Excel Accumulator VUL

Excel Choice VUL

Excel Executive Edge VUL

dated May 1, 2010, as supplemented

Supplement dated July 1, 2014

This supplement updates certain information contained in the above-referenced Statement of Additional Information (the "SAI") for Contracts formerly issued by The Union Central Life Insurance Company (Union Central Life).  Please read it and keep it together with your prospectus for future reference.

As a result of the Merger, the SAI is revised as follows:

1.       All references to “The Union Central Life Insurance Company” or “Union Central Life” in the SAI are replaced with “Ameritas Life Insurance Corp.” or “Ameritas Life.”  The terms "we," "us" and "our" also are used to describe Ameritas Life.

2.       Contact information for Ameritas Life’s Home Office is phone: 800-745-1112, 5900 O Street, Lincoln, NE 68510.

3.       The section “General Information and History” appearing in the SAI is replaced with the following:

Ameritas Life Insurance Corp. ("Ameritas Life"), 5900 "O" Street, Lincoln, Nebraska 68510, is a Nebraska stock life insurance company organized in 1887 under the laws of Nebraska.

Ameritas Life is an indirect, wholly owned subsidiary of Ameritas Mutual Holding Company ("Ameritas"), a Nebraska mutual holding company.

Effective July 1, 2014, The Union Central Life Insurance Company ("Union Central Life") merged with and into Ameritas Life.  Union Central Life was a subsidiary of Ameritas Life, and an indirect, wholly owned subsidiary of Ameritas.

Upon the merger, Ameritas Life acquired from Union Central Life all of Union Central Life’s assets, and became directly liable for Union Central Life’s liabilities and obligations with respect to all Contracts issued by Union Central Life then outstanding.  The Carillon Life Account is now a separate account of Ameritas Life.

All other provisions of your Contract remain as stated in your Contract and prospectus, as previously supplemented.

Please retain this Supplement with the current prospectus for your variable Contract.

If you do not have a current prospectus, please contact Ameritas Life at 1-800-745-1112.

IN 1809  7-14

CARILLON LIFE ACCOUNT

of

THE UNION CENTRAL LIFE INSURANCE COMPANY

5900 "O" Street, Lincoln, Nebraska 68510  402-467-1122

STATEMENT OF ADDITIONAL INFORMATION

Excel Performance VUL

Excel Accumulator VUL

Excel Choice VUL

Excel Executive Edge VUL

May 1, 2010

This Statement of Additional Information ("SAI") is not a prospectus.  Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectus.  Accordingly, this Statement should be read in conjunction with Carillon Life Account's ("CLA") current Prospectus for the Excel Performance VUL, dated May 1, 2010, which may be obtained by calling The Union Central Life Insurance Company ("we," "our" or "Union Central") at 800-319-6902, or writing to our administrative offices at 1876 Waycross Road, Cincinnati, Ohio 45240.

TABLE OF CONTENTS

TABLE OF CONTENTS	1
GENERAL INFORMATION AND HISTORY	2
MULTIPLE BENEFICIARIES	2
ADDITIONAL INFORMATION ABOUT OPERATION OF POLICIES AND CARILLON LIFE ACCOUNT	2
REPORTS TO POLICY OWNERS	2
ASSIGNMENT	3
SERVICES	3
DISTRIBUTION OF THE POLICIES	3
CUSTODY OF ASSETS AND ADMINISTRATIVE SERVICES	6
INDEPENDENT AUDITORS AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	6
UNDERWRITING PROCEDURE	6
ASSET ALLOCATION PROGRAM	7
LICENSING AGREEMENT	9

Financial Statements of Carillon Life Account and of Union Central follow Page 9 of this Statement of Additional Information.

1

General Information and History

Union Central, 5900 "O" Street, Lincoln, Nebraska 68510 is a Nebraska stock life insurance company, organized in 1867 under the laws of Ohio.  Effective April 22, 2009, Union Central transferred its domicile from Ohio to Nebraska.  Administrative offices for Union Central remain at 1876 Waycross Road, Cincinnati, Ohio 45240.  We are primarily engaged in the sale of life and disability insurance and annuities and are currently licensed to operate in all states and the District of Columbia.  The policy is issued by Union Central.

Union Central is a wholly owned subsidiary of Ameritas Life Insurance Corp. ("Ameritas"), which is also a Nebraska stock life insurance company.  Ameritas is wholly owned by Ameritas Holding Company ("AHC"), a Nebraska stock insurance holding company.  AHC is wholly owned by UNIFI Mutual Holding Company ("UNIFI"), a Nebraska mutual insurance holding company.  "UNIFI Companies" is a marketing name for the subsidiaries of UNIFI.  The UNIFI Companies are a diversified family of financial services businesses.  For a complete list of the UNIFI Companies and their products and services, visit the UNIFI Companies' website at www.unificompanies.com.  Each UNIFI company is solely responsible for its own financial condition and contractual obligations.

Carillon Life Account was initially established under Ohio law on July 10, 1995; concurrent with Union Central's redomestication on April 22, 2009, the separate account became established and is maintained under Nebraska law.  It is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 and is a separate account within the meaning of the federal securities laws.

Multiple Beneficiaries

When policies have multiple beneficiaries, we provide each beneficiary with payment option information, as described in the prospectus.  Generally, death benefits are paid in a lump sum as described in the prospectus.  Unless the owner of the policy made an election as to how the beneficiaries would be paid, each beneficiary can make his or her own election as to payment of proceeds.  The death benefit proceeds are equal to the sum of the death benefit under the death benefit option selected calculated on the date of the insured's death, plus any supplemental and/or rider benefits, minus any policy debt on that date.  If part or all of the death benefit is paid in one sum, we will pay interest on this sum as required by applicable state law from the date of the insured's death to the date of payment to each beneficiary.

Additional Information about Operation of Policies and Carillon Life Account

Carillon Life Account has participation agreements with the various fund companies for the portfolios underlying the subaccount investment options in the policy.  These agreements describe the rights and responsibilities of Union Central, Ameritas Investment Corp., the principal underwriter, which is an affiliate of Union Central, and the applicable fund family as they relate to the use of the portfolios in the policy.  The participation agreements are filed as exhibits to the registration statement.

Reports to Policy Owners

Each year you will be sent a report at your last known address showing, as of the end of the current report period:  account value; cash value; death benefit; amount of interest credited to the guaranteed account; change in value of the variable account; premiums paid since the last report; loans; partial cash surrenders; expense charges; and cost of insurance charges since the prior report; and any other information required by law.  You will receive similar reports each calendar quarter as well.  You will also be sent an annual and a semi‑annual report for each portfolio underlying a subaccount to which you have allocated account value, including a list of the securities held in each portfolio, as required by the 1940 Act.  In addition, when you pay premium payments, or if you take out a loan, transfer amounts or make partial cash surrenders, you will receive a written confirmation of these transactions.  Confirmations of certain automated transactions will be included in the quarterly statement you receive.  These include transactions such as applications of premium payments automatically deducted from your checking account, Portfolio Rebalancing, Dollar Cost Averaging, and Earnings Sweeps.

Carillon Life Account SAI	2

Please review your confirmations and quarterly statements carefully.  If you find an error, please report it to us within 30 days of your receipt of the confirmation or statement.

Assignment

You may assign your policy in accordance with its terms.  In order for any assignment to be binding on us, it must be in writing and filed at the home office.  Once we have received a signed copy of the assignment, your  rights and the interest of any beneficiary (or any other person) will be subject to the assignment.  We assume no responsibility for the validity or sufficiency of any assignment.  An assignment is subject to any policy debt.

Services

Affiliates of Union Central provide administrative services to Union Central relating to policies offered by its separate accounts, including Carillon Life Account (the "Registrant").  These services are provided under the UNIFI companies' General Administrative Services Agreement dated January 1, 2006 (the "Agreement").  Under the terms of the Agreement, certain affiliates provided management, administrative, information technology, actuarial, and other services to Union Central.  The Agreement is not an agreement of or an expense to the Registrant.  For the services provided to Union Central relating to the Registrant and its variable life insurance policies under the terms of the Agreement, Union Central paid the following amounts to the listed affiliates in the last three years:

AFFILIATE:	YEAR:	2007	2008	2009
Ameritas Life Insurance Corp.		$301,242	$590,589	$1,176,424
Acacia Life Insurance Company		$39,921	$149,458	$122,786

The Depositor is also entering into an agreement with its affiliate, Summit Investment Advisors, Inc., for the purpose of developing and providing ongoing evaluation and other services for the Asset Allocation Program.  No payments have yet been made for services to be performed under this agreement.

Matters of state and federal law pertaining to the policies have been reviewed by the UNIFI legal staff.

Distribution of the Policies

We offer the policies to the public on a continuous basis through the Distributor.  We anticipate continuing to offer the policies, but reserve the right to discontinue the offering.

The principal underwriter for the policies is Ameritas Investment Corp. ("AIC" or the "Distributor"), 5900 "O" Street, Lincoln, Nebraska.  Carillon Investments, Inc. ("CII"), formerly a wholly-owned subsidiary of Union Central, was the underwriter for the policies prior to CII's merger with and into AIC on July 1, 2006.  The Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the Financial Investments Regulatory Authority ("FINRA").   The Distributor offers the policies through its sales representatives.  We and the Distributor also may enter into selling agreements with other broker-dealers, which are members of FINRA, for sales of the policies through their sales representatives.  Sales representatives must be licensed as insurance agents and appointed by us.

Commissions paid on the policy, as well as other incentives or payments, are not charged directly to the policy owners or the separate account.  We intend to recoup commissions and other sales expenses through fees and charges imposed under the policy.

AIC received sales compensation with respect to the Policies issued under this separate account in the following amounts during the periods indicated:

Carillon Life Account SAI	3

YEAR:	2007	2008	2009

Variable life insurance commission paid to AIC that was paid to other broker-dealers and representatives (not kept by AIC).	$5,058,076	$4,828,881	$2,741,655
Variable life insurance commission earned and kept by AIC.	$0	$0	$177
Fees we paid to AIC for variable life insurance Principal Underwriter services.	$0	$0	$0

We pay commissions for the sale of the policies.  Because sales representatives of the Distributor are also insurance agents for Union Central, Ameritas and/or Acacia Life Insurance Company ("UNIFI Companies"), they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that UNIFI Companies offer.  These programs include conferences, seminars, meals, sporting events, theater performances, payment for travel, lodging and entertainment, prizes, and awards, subject to applicable regulatory requirements.  Sales of the policies may help sales representatives qualify for such benefits.  Sales representatives may receive other payments from UNIFI Companies for services that do not directly involve the sale of the policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services.  In addition, the Distributor's sales representatives who meet certain UNIFI Companies productivity, persistency and length of service standards may be eligible for additional compensation.  These benefits, programs or payments do not result in any additional charges under the Policy other than those described in the prospectus' CHARGES  section.

For the Excel Performance VUL, if the Accounting Benefit Rider ("ABR") is not selected, the maximum commissions payable are:  105% of premiums up to the target premium and 4% of premiums above that amount paid in the first policy year; 4% of premium paid in policy years 2 through 10; and 2% of premium paid thereafter as a service fee.  If the ABR is selected, the maximum commissions payable are:  105% of first-year premium allocated to the base policy up to the base policy target premium; 35% of first-year premium allocated to the ABR up to the ABR target premium; 4% of first-year premium in excess of the sum of the base and ABR target premiums; 25% of premium allocated to the ABR up to the ABR target premium in each of policy years 2 through 5; 4% of premium on any additional premium paid in each of policy years 2 through 5; 4% of premium paid in policy years 6 through 10; and 2% of premium paid thereafter as a service fee.  The Supplemental Coverage Rider ("SCR") does not affect target premium and does not have premiums allocated to it.  For an increase in specified amount, we will pay first-year commission on any increase in planned periodic premium that occurs during the policy year of the increase in specified amount.  Substandard risks and riders, to the extent they affect target premiums, may result in additional compensation.  We will pay agents commissions after the first year, called "trail" commissions, in an amount of 0.25%.

For the Excel Accumulator VUL (not available for new sales), if the ABR is not selected, the maximum commissions payable are: 50% of premiums up to the target premium and 2% of premiums above that amount paid in the first policy year; 2% of premium paid in policy years 2 through 10; and 2% of premium paid thereafter as a service fee.  If the ABR is selected, premium paid in the first policy year is allocated to the base policy and the ABR in proportion to the base and ABR specified amounts.  The maximum commissions payable in the first policy year are:  50% of first-year premium allocated to the base policy up to the base policy target premium; 15% of first-year premium allocated to the ABR up to the ABR target premium; and 2% of first-year premium in excess of the sum of the base and ABR target premiums.  The SCR does not affect target premium and does not have premiums allocated to it.  For an increase in specified amount, we will pay first-year commission on any increase in planned periodic premium that occurs during the policy year of the increase in specified amount.  Substandard risks and riders, to the extent they affect target premiums, may result in additional compensation.  We will pay agents commissions after the first year, called "trail" commissions, in an amount of 0.20%.

Carillon Life Account SAI	4

For the Excel Choice (not available for new sales), the maximum commissions payable are: 50% of premiums up to the target premium and 2% of premiums above that amount paid in the first policy year; 2% of premium paid in Policy years 2 through 10; and 2% of premium paid thereafter as a service fee. A "target premium" is an amount of premium based on the insured's age at issue, sex, rate class, specified amount, and supplemental and/or rider benefits. For each premium received following an increase in specified amount, a first-year commission on such premiums will be paid up to the target premium for the increase in the year in which the increase occurs; the commission will be calculated as described above, with each increase in specified amount beginning its own commission schedule. Substandard risks do not affect target premiums, and have no effect on commissions; riders, to the extent they affect target premiums, may result in additional compensation.

For the Excel Executive Edge (not available for new sales), the maximum commissions payable are: 50% of premiums up to the target premium and 2% of premiums above that amount paid in the first policy year; 2% of premium paid in Policy years 2 through 10; and 2% of premium paid thereafter as a service fee. In addition, selling agents may be paid a maximum of 15% of planned periodic premiums attributed to the ABR specified amount paid up to an amount equal to one "target premium." A "target premium" is an amount of premium based on the insured's age at issue, sex, rate class, specified amount, and supplemental and/or rider benefits. ART specified amount does not have planned periodic premiums  attributable to it. For each premium received following an increase in specified amount, a first-year commission on such premiums will be paid up to the target premium for the increase in the year in which the increase occurs; the commission will be calculated as described above, with each increase in specified amount beginning its own commission schedule. Substandard risks do not affect target premiums, and have no effect on commissions; riders, to the extent they affect target premiums, may result in additional compensation.

Additional amounts may be paid and expenses may be reimbursed based on various factors. Other selling broker-dealers will share commissions and additional amounts received for sales of the Policies with their sales representatives involved in the sales in accordance with their rules and policies for compensating sales representatives.

We may pay certain broker-dealers an additional bonus after the first policy year for sales by their sales representatives, which may be up to the amount of the basic commission for the particular policy year.  These broker-dealers may share the bonus or other additional compensation with their sales representatives.  In addition, we may reimburse these broker-dealers for portions of their sales expenses.

Some funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows Class 12b-1 shares of the portfolios to pay fees out of portfolio assets to those who sell and distribute portfolio shares.  The Distributor receives 0.25% from Franklin Templeton Variable Insurance Products Trust Franklin Income Securities Fund, Class 2, T. Rowe Price Equity Series, Inc. T. Rowe Price Blue Chip Growth Portfolio-II and T. Rowe Price Equity Income Portfolio-II, PIMCO Total Return Portfolio, Administrative Class, and Ivy Funds VIP Science and Technology Portfolio.  In addition to 12b-1 fees, some portfolios pay annual revenue sharing of between .05% and .25% of subaccount assets for our providing various shareholder support and marketing services.

Carillon Life Account SAI	5

Custody of Assets and Administrative Services

Title to the assets of Carillon Life Account is held by Union Central.  Records are maintained of all purchases and redemptions of portfolio shares held by each of the subaccounts.  Our sole owner, Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, NE 68510, maintains physical possession of all accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules under that section under a General Administrative Services Agreement among the UNIFI Companies.

Independent Auditors and Independent Registered Public Accounting Firm

The balance sheets – statutory basis of The Union Central Life Insurance Company, a wholly owned subsidiary of Ameritas Life Insurance Corp., which is an indirect wholly owned subsidiary of UNIFI Mutual Holding Company, as of December 31, 2009 and 2008, and the related summary of operations and changes in capital and surplus – statutory basis and statements of cash flows – statutory basis for each of the three years in the period ended December 31, 2009 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting and reporting for the admissibility of deferred tax assets) and the statements of net assets of each of the subaccounts of Carillon Life Account as of December 31, 2009, and the related statements of operations for the period then ended, the statements of changes in net assets for each of the periods in the two years then ended and the financial highlights for each of the periods in the four years then ended, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.  The principal business address of Deloitte & Touche LLP is 1601 Dodge Street, Suite 3100, Omaha, NE 68102.

Underwriting Procedure

The Policy’s cost of insurance depends upon the insured’s sex, issue age, risk class, and length of time the  Policy has been in force.  The rates will vary depending upon tobacco use and other risk factors.  For the Excel Performance VUL, guaranteed cost of insurance rates are based on the gender-distinct, smoker-distinct 2001 Commissioners Standard Ordinary Age Nearest Birthday Ultimate Mortality Tables.  For all other policies, the guaranteed cost of insurance rates are based on the insured’s attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables without smoker distinction.  The maximum rates for the table-rated substandard insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates.  We may add flat extra ratings to reflect higher mortality risk.  Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

If the rating class for any increase in the specified amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes.  Decreases may be reflected in the cost of insurance rate, as discussed earlier.

Actual charges made during the Policy year will be shown in the annual report delivered to Policy owners.

Carillon Life Account SAI	6

Asset Allocation Program

The Service

Ameritas Investment Corp. ("AIC"), a majority owned subsidiary of Ameritas, has developed several asset allocation models, each based on different profiles of an investor’s willingness to accept investment risk, and provided exclusively through our Policies as the Asset Allocation Program (the "Program").  AIC periodically (typically annually) evaluates and updates the models.  In developing and periodically updating the models, AIC currently relies on the fund-specific model  recommendations made by Summit Investment Advisors, Inc. ("SIA"), a registered investment advisor, which, like Ameritas, is wholly owned by AHC and ultimately by UNIFI.  AIC may change the firm it uses, or, as is currently the case, may use no independent firm when developing the models for the Program.

If you choose to subscribe to the Program, AIC will serve as your investment adviser solely for purposes of development of the Program models and periodic updates of the models.

If you choose to subscribe to the Program, AIC instructs us to allocate your initial premium (in the case of a new application) or accumulated value, as applicable, to the investment options according to the model you select, to similarly allocate subsequent premium, and to periodically automatically reallocate your accumulated value or premium payments.  Your Policy value will be rebalanced quarterly consistent with your selected model.

The Asset Allocation Program Models

Development of the Program models is a two-step process.  First, SIA performs an optimization analysis to determine the breakdown of asset classes.  Next, after the asset class exposures are known, a determination is made of how available investment options can be used to implement the asset class level allocations.  Investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance.  SIA may also choose passively managed index investment options to optimize returns for a given risk profile.  SIA's philosophy on selecting active investment managers centers on choosing experienced managers that add value over time, using a consistent process, and staying on mandate across market cycles.  When selecting investment options, SIA looks for competitive fees, tenured fund management, and total returns that are competitive to their peers.  SIA avoids managers holding "off-mandate" exposures, or other significant portfolio concentrations that could lead to sharp performance deviations.  This process could, in some cases, result in the inclusion of an investment option in a model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

Periodic Updates of the Models and Notices of Updates

Each model is evaluated periodically (generally, annually) to assess whether the combination of investment options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model.  As a result, each model may change, and the investment options used within a model may change.

When your selected model is updated, AIC instructs us to automatically reallocate your accumulated value and any subsequent premium payments in accordance with any changes to the model you have selected.  This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model (independently of the automatic quarterly rebalancing).  AIC requires that you give it discretionary investment authority to periodically instruct us to reallocate your accumulated value and any subsequent

Carillon Life Account SAI	7

premium payments in accordance with the updated version of the model you have selected, if you wish to participate in the Program.

When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your Policy value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Program.

Risks

Although asset allocation models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience volatility.  Investment performance of your accumulated value could be better or worse by participating in a Program model than if you had not participated.  A model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes.  Model performance is dependent upon the performance of the component investment options (and their underlying portfolios).  The timing of your investment and the automatic quarterly rebalancing may affect performance.  Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

Periodic updating of the models can cause the underlying portfolios to incur transaction expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios.  These expenses can adversely affect performance of the pertinent portfolios and the models.

Potential Conflicts of Interest.  AIC and SIA may be subject to competing interests that have the potential to influence decision making with regard to the models.  In addition to its limited role as investment adviser under the Program, AIC is also compensated by us as principal underwriter for the Policies.  Also, Calvert Variable Portfolios, Inc. and Calvert Variable Series, Inc. (the "Calvert Funds"), which are part of the UNIFI Mutual Holding Company and therefore are affiliated with us, have portfolios offered through the Policy.  The Calvert Funds are advised by Calvert Asset Management Company, Inc. ("CAMCO"), an affiliate of ours, and certain of the Calvert Funds are subadvised by Summit Investment Partners, Inc. ("Summit"), also an affiliate of ours.  CAMCO and Summit are compensated for administrative, advisory and subadvisory services they provide.  Calvert Fund portfolios may or may not be included in the models.  We and AIC may receive revenue sharing from other portfolios that are available as investment options or distribution fees.  AIC may have an incentive to use certain portfolios in the models that provide higher revenue sharing or advisory fees.  AIC may believe that certain portfolios may benefit from additional assets or could be harmed by redemptions.  SIA analyzes all our model investment options and their underlying portfolios; it evaluates and recommends the selection, allocation weighting, and periodic updates regarding portfolios in the models.  Neither AIC nor we dictate to SIA the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed).  SIA may have an incentive to recommend certain portfolios that have administrative, advisory or subadvisory services provided by CAMCO and Summit.  As a result of the competing interests the affiliated parties face in this Program, there is an increased potential risk of a conflict of interest in these arrangements.

AIC and we are under no obligation to continue the Program, or any asset allocation program, and have the right to terminate or change such services at any time.

Carillon Life Account SAI	8

Licensing Agreement

The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P").  S&P makes no representation or warranty, express or implied, to the Owners of the Policy or any member of the public regarding the advisability of investing in securities generally or in the Policy particularly or the ability of the S&P 500 Index to track general stock market performance.  S&P's only relationship to the Licensee ("Ameritas") is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the product.  S&P has no obligation to take the needs of the Licensee or the Owners of the Policy into consideration in determining, composing or calculating the S&P 500 Index.  S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the timing of the issuance or sale of the product or in the determination or calculation of the equation by which the Policy is to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE POLICY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Carillon Life Account SAI	9

FINANCIAL STATEMENTS

The following financial statements are incorporated by reference or included herein, as indicated below, to this Registration Statement:

- Audited Statutory Financial Statements of Carillon Life Account for the year ended December 31, 2013 are included in Part B of this registration statement.

- Audited Statutory Financial Statements of Ameritas Life Insurance Corp. for the three years ended December 31, 2013 are incorporated by reference to Carillon Account Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014.

- Audited Statutory Financial Statements of The Union Central Life Insurance Company for the three years ended December 31, 2013 are incorporated by reference to Carillon Account Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014.

- Audited Statutory Financial Statements of Acacia Life Insurance Company for the two years ended December 31, 2013 are incorporated by reference to Carillon Account Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014.

- Unaudited Pro Forma Financial Data of Ameritas Life Insurance Corp. as of December 31, 2013 is incorporated by reference to Carillon Account Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

The Union Central Life Insurance Company

Cincinnati, Ohio

We have audited the accompanying statements of net assets of each of the subaccounts listed in Note 1 which comprise the Carillon Life Account (the "Account") as of December 31, 2013 and the related statements of operations for the period then ended, the statements of changes in net assets for each of the periods in the two years then ended, and the financial highlights for each of the periods in the five years then ended for each of the subaccounts which comprise the Account. These financial statements and financial highlights are the responsibility of management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement.  The subaccounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of each of the subaccounts’ internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our procedures included confirmation of securities owned as of December 31, 2013 by correspondence with the custodian.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the subaccounts constituting the Carillon Life Account as of December 31, 2013, the results of their operations for the period then ended, the changes in their net assets for each of the periods in the two years then ended, and the financial highlights for each of the periods in the five years then ended for each of the subaccounts which comprise the Account, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

March 21, 2014

CARILLON LIFE ACCOUNT
STATEMENTS OF NET ASSETS
DECEMBER 31, 2013

ASSETS
INVESTMENTS AT FAIR VALUE:

The Alger Portfolios (Alger):
Alger Capital Appreciation Portfolio, Class I-2 (Capital App) -
39,923.579 shares at $73.41 per share (cost $1,998,861)		$2,930,790
Alger Mid Cap Growth Portfolio, Class I-2 (Mid Cap) -
153,449.581 shares at $18.35 per share (cost $2,336,028)		2,815,800
Alger Balanced Portfolio, Class I-2 (Balanced) -
0.000 shares at $13.49 per share (cost $0)		-
American Century Investments (American Century):
American Century VP Income & Growth Fund Portfolio, Class I (Income & Growth) -
202,556.960 shares at $9.17 per share (cost $1,358,641)		1,857,447
American Century VP Value Fund Portfolio, Class I (Value) -
606,034.359 shares at $8.45 per share (cost $4,106,036)		5,120,990
American Century VP Mid Cap Value Fund Portfolio, Class I (Mid Cap Value) -
17,549.855 shares at $18.47 per share (cost $250,857)		324,146
American Century VP International Fund Portfolio, Class I (International) -
87,493.276 shares at $10.74 per share (cost $735,072)		939,678
DWS Variable Series I (Scudder):
DWS Capital Growth VIP Portfolio, Class A (Capital Growth) -
178,710.240 shares at $28.41 per share (cost $3,019,400)		5,077,158
DWS International VIP Portfolio, Class A (International) -
477,265.442 shares at $9.06 per share (cost $4,395,144)		4,324,025
DWS Variable Series II (Scudder):
DWS Money Market VIP Portfolio, Class A (Money Market) -
6,214,525.410 shares at $1.00 per share (cost $6,214,525)	$6,214,525
Dividends Recievable	29
Total		6,214,554
DWS Small Mid Cap Value VIP Portfolio, Class A (Mid Value) -
52,609.470 shares at $17.08 per share (cost $587,304)		898,569
DWS Global Growth VIP Portfolio, Class A (Global) -
32,768.408 shares at $11.13 per share (cost $297,390)		364,712
Franklin Templeton Variable Insurance Products Trust (Franklin Templeton):
Templeton Growth Securities Fund Portfolio, Class 2 (Growth Securities) -
20,270.097 shares at $15.23 per share (cost $232,767)		308,714
Templeton Foreign Securities Fund Portfolio, Class 2 (Foreign Securities) -
133,674.156 shares at $17.24 per share (cost $1,888,382)		2,304,542
Franklin Income Securities Fund Portfolio, Class 2 (Income) -
0.000 shares at $16.07 per share (cost $0)		-
AIM Variable Insurance Funds (AIM):
Invesco V.I. Value Opportunities Fund Portfolio, Series I (Basic Value) -
21,144.425 shares at $9.36 per share (cost $152,283)		197,912

The accompanying notes are an integral part of these financial statements.

CARILLON LIFE ACCOUNT
STATEMENTS OF NET ASSETS
DECEMBER 31, 2013

ASSETS, continued
INVESTMENTS AT FAIR VALUE:

AIM Variable Insurance Funds (AIM), continued:
Invesco V.I. American Franchise Fund Portfolio, Series I (American Franchise) -
83,422.722 shares at $50.63 per share (cost $3,115,010)	$4,223,693
Invesco V.I. International Growth Fund Portfolio, Series I (Intl Growth) -
51,575.687 shares at $35.32 per share (cost $1,478,725)	1,821,653
Invesco V.I. Global Real Estate Fund Portfolio, Series I (Global) -
106,270.024 shares at $15.29 per share (cost $1,482,526)	1,624,869
Invesco V.I. Small Cap Equity Fund Portfolio, Series I (Small Cap) -
102.383 shares at $25.44 per share (cost $2,272)	2,605
Invesco V.I. Equity and Income Fund Portfolio,
Series I (Equity & Income) -
463.008 shares at $18.58 per share (cost $6,911)	8,603
The Universal Institutional Funds, Inc. (Van Kampen):
UIF Core Plus Fixed Income Portfolio, Class I (Core+Fixed) -
66,387.906 shares at $10.21 per share (cost $694,455)	677,820
UIF U.S. Real Estate Portfolio, Class I (U.S. Real Estate) -
122,101.378 shares at $15.74 per share (cost $1,854,003)	1,921,876
UIF Emerging Markets Equity Portfolio, Class I (Emerging Markets) -
188,922.033 shares at $14.69 per share (cost $2,629,786)	2,775,264
Neuberger Berman Advisers Management Trust (Neuberger Berman):
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio, Class I (Regency) -
12,159.487 shares at $16.38 per share (cost $157,346)	199,172
Neuberger Berman AMT Guardian Portfolio, Class I (Guardian) -
89,218.594 shares at $26.69 per share (cost $1,481,147)	2,381,244
MFS Variable Insurance Trust (MFS):
MFS Growth Series Portfolio, Initial Class (Growth) -
168,968.433 shares at $39.07 per share (cost $2,954,140)	6,601,596
MFS Investors Trust Series Portfolio, Initial Class (Investor Trust) -
171,362.853 shares at $29.95 per share (cost $3,165,902)	5,132,318
MFS New Discovery Series Portfolio, Initial Class (New Discovery) -
148,062.912 shares at $22.07 per share (cost $2,107,664)	3,267,748
MFS Total Return Series Portfolio, Initial Class (Total Return) -
188,607.332 shares at $23.44 per share (cost $3,605,293)	4,420,956
MFS High Yield Portfolio, Initial Class (High Yield) -
420,456.796 shares at $6.28 per share (cost $2,600,880)	2,640,469
MFS Research International Series Portfolio, Initial Class (Research) -
139,835.620 shares at $14.43 per share (cost $1,650,607)	2,017,828
MFS Utilities Series Portfolio, Initial Class (Utilities) -
8,235.669 shares at $31.88 per share (cost $229,874)	262,554

The accompanying notes are an integral part of these financial statements.

CARILLON LIFE ACCOUNT
STATEMENTS OF NET ASSETS
DECEMBER 31, 2013

ASSETS, continued
INVESTMENTS AT FAIR VALUE:

MFS Variable Insurance Trust (MFS), continued:
MFS Value Series Portfolio, Initial Class (Value) -
7.685 shares at $19.28 per share (cost $131)	$148
Oppenheimer Variable Account Funds (Oppenheimer):
Oppenheimer Capital Appreciation Fund/VA Portfolio,
Non-Service Shares (Cap App) -
8,709.389 shares at $57.88 per share (cost $344,661)	504,099
Oppenheimer Global Fund/VA Portfolio,
Non-Service Shares (Global Securities) -
129,158.088 shares at $40.86 per share (cost $3,718,590)	5,277,400
Oppenheimer Main Street Fund/VA Portfolio,
Non-Service Shares (Growth & Income) -
150,684.999 shares at $31.24 per share (cost $2,947,025)	4,707,400
Columbia Funds Variable Series Trust 2 (Seligman):
Columbia Variable Portfolio - Seligman Global Technology
Fund Portfolio, Class 2 (Global Tech) -
15,736.904 shares at $25.31 per share (cost $324,616)	398,301
Columbia Variable Portfolio - Select Smaller-Cap Value
Fund Portfolio, Class 2 (Smaller Value) -
269,739.360 shares at $18.32 per share (cost $3,239,788)	4,941,625
Calvert Variable Products, Inc. (Summit):
Calvert VP EAFE International Index Portfolio, Class I (EAFE Intl.) -
63,748.612 shares at $85.97 per share (cost $4,742,392)	5,480,468
Calvert VP Investment Grade Bond Index Portfolio (Barclays) -
62,762.617 shares at $53.11 per share (cost $3,363,602)	3,333,323
Calvert VP S&P 500 Index Portfolio (S&P 500) -
248,515.566 shares at $110.62 per share (cost $19,564,249)	27,490,791
Calvert VP Nasdaq 100 Index Portfolio (Nasdaq 100) -
122,283.975 shares at $42.98 per share (cost $3,013,058)	5,255,765
Calvert VP Russell 2000 Small Cap Index Portfolio, Class I (Russell) -
92,870.341 shares at $82.34 per share (cost $5,361,144)	7,646,944
Calvert VP S&P MidCap 400 Index Portfolio, Class I (Midcap 400) -
133,298.140 shares at $96.10 per share (cost $7,953,016)	12,809,952
Calvert VP SRI Large Cap Value Portfolio (Zenith) -
83,158.247 shares at $96.19 per share (cost $6,277,006)	7,998,991
Calvert VP Natural Resources Portfolio (Natural Resources) -
47,349.505 shares at $50.99 per share (cost $2,275,843)	2,414,351
Calvert VP Inflation Protected Plus Portfolio (Inflation) -
20,592.555 shares at $56.39 per share (cost $1,186,555)	1,161,214

The accompanying notes are an integral part of these financial statements.

CARILLON LIFE ACCOUNT
STATEMENTS OF NET ASSETS
DECEMBER 31, 2013

ASSETS, continued
INVESTMENTS AT FAIR VALUE:

Calvert Variable Series, Inc. (Calvert):
Calvert VP Income Portfolio (Income) -
237,380.149 shares at $15.84 per share (cost $3,551,643)	$3,760,102
Calvert VP SRI Equity Portfolio (Social Equity) -
112.514 shares at $26.28 per share (cost $2,372)	2,956
Calvert VP SRI Balanced Portfolio (Balanced) -
437,834.541 shares at $2.038 per share (cost $812,452)	892,306
Calvert VP Small Cap Growth Portfolio (Small Cap) -
3,613.463 shares at $56.27 per share (cost $174,152)	203,329
Fidelity Variable Insurance Products (Fidelity):
Fidelity VIP Contrafund Portfolio, Initial Class (Contrafund IC) -
77,596.252 shares at $34.35 per share (cost $1,846,220)	2,665,431
Fidelity VIP Equity-Income Portfolio, Initial Class (Equity Inc. IC) -
14,253.996 shares at $23.29 per share (cost $280,042)	331,976
Fidelity VIP High Income Portfolio, Initial Class (High Inc. IC) -
472,083.368 shares at $5.80 per share (cost $2,694,300)	2,738,083
Fidelity VIP Investment Grade Bond Portfolio, Initial Class (Bond IC) -
0.000 shares at $12.36 per share (cost $0)	-
Fidelity VIP Mid Cap Portfolio, Initial Class (Mid Cap IC) -
27,150.159 shares at $36.39 per share (cost $800,161)	987,995
Fidelity VIP Overseas Portfolio, Initial Class (Overseas IC) -
0.000 shares at $20.64 per share (cost $0)	-
Fidelity VIP Strategic Income Portfolio, Initial Class (Strategic IC) -
0.000 shares at $11.20 per share (cost $0)	-
Fidelity VIP Money Market Portfolio, Initial Class (Money Market) -
11,073.660 shares at $1.00 per share (cost $11,074)	11,074
Third Avenue Variable Series Trust (Third Avenue):
Third Avenue Value Portfolio (Value) -
44,840.100 shares at $16.56 per share (cost $700,771)	742,552
T. Rowe Price Equity Series, Inc. (T. Rowe):
T. Rowe Price Blue Chip Growth Portfolio-II (Blue Chip) -
127,404.436 shares at $18.55 per share (cost $1,349,691)	2,363,353
T. Rowe Price Equity Income Portfolio-II (Equity Income) -
0.000 shares at $28.38 per share (cost $0)	-
PIMCO Variable Insurance Trust (Pimco):
PIMCO Total Return Portfolio, Administrative Class (Total Return) -
229,245.922 shares at $10.98 per share (cost $2,568,030)	2,517,120
Ivy Funds Variable Insurance Portfolios (Ivy):
Ivy Funds VIP Science and Technology Portfolio (Science) -
100.429 shares at $26.5839 per share (cost $2,189)	2,670

The accompanying notes are an integral part of these financial statements.

CARILLON LIFE ACCOUNT
STATEMENTS OF NET ASSETS
DECEMBER 31, 2013

ASSETS, continued
INVESTMENTS AT FAIR VALUE:

Financial Investors Variable Insurance Trust (ALPS), Class II (Ibbotson):
Ibbotson Growth ETF Asset Allocation Portfolio, Class II (Growth) -
39,912.515 shares at $10.77 per share (cost $400,398)	$429,858
Ibbotson Income and Growth ETF Asset Allocation Portfolio, Class II (Income) -
6,548.075 shares at $11.33 per share (cost $72,217)	74,190
Ibbotson Balanced ETF Asset Allocation Portfolio, Class II (Balanced) -
4,060.955 shares at $11.26 per share (cost $43,597)	45,726

NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS	$180,848,798

The accompanying notes are an integral part of these financial statements.

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Alger

	Capital App

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$9,526
Mortality and expense risk charge	(12,920)
Net investment income(loss)	(3,394)

Realized gain(loss) on investments:
Net realized gain distributions	297,559
Net realized gain(loss) on sale of fund shares	55,248
Net realized gain(loss)	352,807

Change in unrealized appreciation/depreciation	394,674

Net increase(decrease) in net assets resulting
from operations	$744,087

	Capital App

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(3,394)	$10,237
Net realized gain(loss)	352,807	52,312
Net change in unrealized appreciation/depreciation	394,674	250,583
Net increase(decrease) in net assets resulting
from operations	744,087	313,132

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	216,088	215,742
Subaccounts transfers (including fixed account), net	13,125	77,491
Transfers for policyowner benefits and terminations	(73,748)	(163,169)
Policyowner maintenance charges	(98,707)	(97,344)
Net increase(decrease) from policyowner transactions	56,758	32,720

Total increase(decrease) in net assets	800,845	345,852
Net assets at beginning of period	2,129,945	1,784,093
Net assets at end of period	$2,930,790	$2,129,945

The accompanying notes are an integral part of these financial statements.

Alger				American Century
				Income &
Mid Cap		Balanced		Growth

2013		2013		2013

$8,403		$-		$36,865
(13,445)		(3)		(8,439)
(5,042)		(3)		28,426

-		-		-
8,084		57		35,169
8,084		57		35,169

736,828		(23)		427,345

$739,870		$31		$490,940

Mid Cap		Balanced		Income & Growth

2013	2012	2013	2012	2013	2012

$(5,042)	$(12,417)	$(3)	$2	$28,426	$21,170
8,084	(55,319)	57	6	35,169	2,809
736,828	361,286	(23)	10	427,345	152,230

739,870	293,550	31	18	490,940	176,209

252,104	280,316	-	10	157,709	159,707
(26,130)	(462)	(9)	-	7,557	(14,129)
(145,792)	(251,625)	(268)	-	(117,932)	(92,387)
(126,760)	(133,322)	(56)	(86)	(87,530)	(86,832)
(46,578)	(105,093)	(333)	(76)	(40,196)	(33,641)

693,292	188,457	(302)	(58)	450,744	142,568
2,122,508	1,934,051	302	360	1,406,703	1,264,135
$2,815,800	$2,122,508	$-	$302	$1,857,447	$1,406,703

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	American Century

	Value

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$79,620
Mortality and expense risk charge	(21,081)
Net investment income(loss)	58,539

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	81,864
Net realized gain(loss)	81,864

Change in unrealized appreciation/depreciation	1,156,888

Net increase(decrease) in net assets resulting
from operations	$1,297,291

	Value

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$58,539	$61,327
Net realized gain(loss)	81,864	(26,755)
Net change in unrealized appreciation/depreciation	1,156,888	519,963
Net increase(decrease) in net assets resulting
from operations	1,297,291	554,535

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	395,823	448,759
Subaccounts transfers (including fixed account), net	(90,239)	52,241
Transfers for policyowner benefits and terminations	(608,057)	(376,386)
Policyowner maintenance charges	(257,250)	(271,750)
Net increase(decrease) from policyowner transactions	(559,723)	(147,136)

Total increase(decrease) in net assets	737,568	407,399
Net assets at beginning of period	4,383,422	3,976,023
Net assets at end of period	$5,120,990	$4,383,422

The accompanying notes are an integral part of these financial statements.

American Century				Scudder
Mid Cap
Value		International		Capital Growth

2013		2013		2013

$3,510		$14,820		$57,321
(1,398)		(6,502)		(13,262)
2,112		8,318		44,059

3,745		-		-
5,591		14,630		195,635
9,336		14,630		195,635

54,721		147,396		1,118,537

$66,169		$170,344		$1,358,231

Mid Cap Value		International		Capital Growth

2013	2012	2013	2012	2013	2012

$2,112	$2,568	$8,318	$542	$44,059	$24,629
9,336	12,407	14,630	(2,306)	195,635	111,802
54,721	9,381	147,396	137,332	1,118,537	480,989

66,169	24,356	170,344	135,568	1,358,231	617,420

20,646	12,358	110,724	121,569	372,094	396,122
99,591	(5,093)	(19,327)	(27,513)	(103,168)	(61,096)
(17,614)	(13,775)	(90,948)	(18,141)	(468,598)	(430,963)
(10,807)	(8,033)	(49,083)	(49,426)	(284,130)	(310,593)
91,816	(14,543)	(48,634)	26,489	(483,802)	(406,530)

157,985	9,813	121,710	162,057	874,429	210,890
166,161	156,348	817,968	655,911	4,202,729	3,991,839
$324,146	$166,161	$939,678	$817,968	$5,077,158	$4,202,729

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Scudder

	International

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$212,591
Mortality and expense risk charge	(11,122)
Net investment income(loss)	201,469

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	(51,294)
Net realized gain(loss)	(51,294)

Change in unrealized appreciation/depreciation	584,505

Net increase(decrease) in net assets resulting
from operations	$734,680

	International

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$201,469	$68,322
Net realized gain(loss)	(51,294)	(108,187)
Net change in unrealized appreciation/depreciation	584,505	716,378
Net increase(decrease) in net assets resulting
from operations	734,680	676,513

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	375,472	402,415
Subaccounts transfers (including fixed account), net	(87,455)	(110,399)
Transfers for policyowner benefits and terminations	(359,260)	(282,374)
Policyowner maintenance charges	(227,263)	(239,915)
Net increase(decrease) from policyowner transactions	(298,506)	(230,273)

Total increase(decrease) in net assets	436,174	446,240
Net assets at beginning of period	3,887,851	3,441,611
Net assets at end of period	$4,324,025	$3,887,851

The accompanying notes are an integral part of these financial statements.

Scudder
Money
Market		Mid Value		Global

2013		2013		2013

$618		$10,405		$4,213
(33,296)		(5,077)		(1,428)
(32,678)		5,328		2,785

-		-		-
-		62,981		1,882
-		62,981		1,882

2		186,945		60,428

$(32,676)		$255,254		$65,095

Money Market		Mid Value		Global

2013	2012	2013	2012	2013	2012

$(32,678)	$(36,807)	$5,328	$3,219	$2,785	$2,290
-	-	62,981	16,271	1,882	(1,137)
2	-	186,945	76,721	60,428	42,551

(32,676)	(36,807)	255,254	96,211	65,095	43,704

742,184	834,590	87,213	104,131	21,227	29,059
817,551	2,463,005	(170,293)	6,621	(2,804)	12,583
(1,358,898)	(2,854,230)	(50,874)	(32,419)	(5,333)	(4,834)
(403,811)	(461,278)	(39,838)	(41,368)	(17,662)	(17,230)
(202,974)	(17,913)	(173,792)	36,965	(4,572)	19,578

(235,650)	(54,720)	81,462	133,176	60,523	63,282
6,450,204	6,504,924	817,107	683,931	304,189	240,907
$6,214,554	$6,450,204	$898,569	$817,107	$364,712	$304,189

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Franklin Templeton
	Growth
	Securities

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$7,200
Mortality and expense risk charge	(1,964)
Net investment income(loss)	5,236

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	2,744
Net realized gain(loss)	2,744

Change in unrealized appreciation/depreciation	60,356

Net increase(decrease) in net assets resulting
from operations	$68,336

	Growth Securities

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$5,236	$2,486
Net realized gain(loss)	2,744	535
Net change in unrealized appreciation/depreciation	60,356	32,581
Net increase(decrease) in net assets resulting
from operations	68,336	35,602

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	38,427	41,184
Subaccounts transfers (including fixed account), net	5,800	3,836
Transfers for policyowner benefits and terminations	(1,684)	(10,704)
Policyowner maintenance charges	(17,185)	(14,886)
Net increase(decrease) from policyowner transactions	25,358	19,430

Total increase(decrease) in net assets	93,694	55,032
Net assets at beginning of period	215,020	159,988
Net assets at end of period	$308,714	$215,020

The accompanying notes are an integral part of these financial statements.

Franklin Templeton				AIM
Foreign
Securities		Income		Basic Value

2013		2013		2013

$52,919		$-		$2,506
(8,964)		-		(1,267)
43,955		-		1,239

-		-		-
32,381		-		2,932
32,381		-		2,932

375,876		-		43,001

$452,212		$-		$47,172

Foreign Securities		Income		Basic Value

2013	2012	2013	2012	2013	2012

$43,955	$55,684	$-	$-	$1,239	$1,051
32,381	(18,539)	-	-	2,932	(780)
375,876	322,167	-	-	43,001	20,256

452,212	359,312	-	-	47,172	20,527

-	-	-	-	22,938	26,586
(112,758)	(29,157)	-	-	3,138	(103)
(216,125)	(140,070)	-	-	(4,733)	(10,072)
(86,145)	(103,177)	-	-	(15,048)	(15,180)
(415,028)	(272,404)	-	-	6,295	1,231

37,184	86,908	-	-	53,467	21,758
2,267,358	2,180,450	-	-	144,445	122,687
$2,304,542	$2,267,358	$-	$-	$197,912	$144,445

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	AIM
	American
	Franchise

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$16,891
Mortality and expense risk charge	(14,509)
Net investment income(loss)	2,382

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	96,198
Net realized gain(loss)	96,198

Change in unrealized appreciation/depreciation	1,190,773

Net increase(decrease) in net assets resulting
from operations	$1,289,353

	American Franchise

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$2,382	$(9,271)
Net realized gain(loss)	96,198	(9,760)
Net change in unrealized appreciation/depreciation	1,190,773	(82,089)
Net increase(decrease) in net assets resulting
from operations	1,289,353	(101,120)

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	380,966	275,887
Subaccounts transfers (including fixed account), net	(121,184)	3,610,688
Transfers for policyowner benefits and terminations	(521,314)	(163,474)
Policyowner maintenance charges	(250,644)	(175,465)
Net increase(decrease) from policyowner transactions	(512,176)	3,547,636

Total increase(decrease) in net assets	777,177	3,446,516
Net assets at beginning of period	3,446,516	-
Net assets at end of period	$4,223,693	$3,446,516

The accompanying notes are an integral part of these financial statements.

AIM
Intl				Small
Growth		Global		Cap

2013		2013		2013

$19,996		$57,004		$-
(8,836)		(8,208)		(18)
11,160		48,796		(18)

-		-		24
25,414		13,411		646
25,414		13,411		670

244,833		(37,534)		110

$281,407		$24,673		$762

Intl Growth		Global		Small Cap

2013	2012	2013	2012	2013	2012

$11,160	$12,694	$48,796	$285	$(18)	$(17)
25,414	2,198	13,411	9,474	670	33
244,833	174,035	(37,534)	223,946	110	259

281,407	188,927	24,673	233,705	762	275

170,354	183,262	164,362	151,682	62	53
39,200	39,535	343,052	190,901	-	409
(98,329)	(47,992)	(62,597)	(29,876)	-	(234)
(71,783)	(70,569)	(67,329)	(54,017)	(506)	(478)
39,442	104,236	377,488	258,690	(444)	(250)

320,849	293,163	402,161	492,395	318	25
1,500,804	1,207,641	1,222,708	730,313	2,287	2,262
$1,821,653	$1,500,804	$1,624,869	$1,222,708	$2,605	$2,287

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	AIM
	Equity &
	Income

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$130
Mortality and expense risk charge	(62)
Net investment income(loss)	68

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	93
Net realized gain(loss)	93

Change in unrealized appreciation/depreciation	1,594

Net increase(decrease) in net assets resulting
from operations	$1,755

	Equity & Income

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$68	$171
Net realized gain(loss)	93	(240)
Net change in unrealized appreciation/depreciation	1,594	889
Net increase(decrease) in net assets resulting
from operations	1,755	820

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	-	288
Subaccounts transfers (including fixed account), net	(134)	(397)
Transfers for policyowner benefits and terminations	(125)	(1,489)
Policyowner maintenance charges	(420)	(574)
Net increase(decrease) from policyowner transactions	(679)	(2,172)

Total increase(decrease) in net assets	1,076	(1,352)
Net assets at beginning of period	7,527	8,879
Net assets at end of period	$8,603	$7,527

The accompanying notes are an integral part of these financial statements.

Van Kampen
		U.S.		Emerging
Core+Fixed		Real Estate		Markets

2013		2013		2013

$25,170		$21,929		$32,449
(4,214)		(11,784)		(14,953)
20,956		10,145		17,496

-		-		-
(757)		28,881		21,938
(757)		28,881		21,938

(26,765)		(1,614)		(64,088)

$(6,566)		$37,412		$(24,654)

Core+Fixed		U.S. Real Estate		Emerging Markets

2013	2012	2013	2012	2013	2012

$20,956	$28,684	$10,145	$4,802	$17,496	$(12,998)
(757)	305	28,881	(203)	21,938	3,390
(26,765)	28,340	(1,614)	261,191	(64,088)	384,721

(6,566)	57,329	37,412	265,790	(24,654)	375,113

72,371	83,186	228,372	242,759	326,218	315,823
(2,322)	76,482	(31,234)	(97,790)	315,862	144,100
(101,444)	(44,173)	(161,624)	(130,232)	(117,897)	(53,237)
(37,615)	(41,819)	(102,123)	(115,982)	(133,444)	(127,980)
(69,010)	73,676	(66,609)	(101,245)	390,739	278,706

(75,576))	131,005	(29,197)	164,545	366,085	653,819
753,396	622,391	1,951,073	1,786,528	2,409,179	1,755,360
$677,820	$753,396	$1,921,876	$1,951,073	$2,775,264	$2,409,179

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Neuberger Berman

	Regency

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$2,166
Mortality and expense risk charge	(980)
Net investment income(loss)	1,186

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	2,841
Net realized gain(loss)	2,841

Change in unrealized appreciation/depreciation	47,560

Net increase(decrease) in net assets resulting
from operations	$51,587

	Regency

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$1,186	$1
Net realized gain(loss)	2,841	42,330
Net change in unrealized appreciation/depreciation	47,560	(21,746)
Net increase(decrease) in net assets resulting
from operations	51,587	20,585

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	14,581	15,832
Subaccounts transfers (including fixed account), net	4,893	(33,103)
Transfers for policyowner benefits and terminations	(4,773)	(2,200)
Policyowner maintenance charges	(7,920)	(8,876)
Net increase(decrease) from policyowner transactions	6,781	(28,347)

Total increase(decrease) in net assets	58,368	(7,762)
Net assets at beginning of period	140,804	148,566
Net assets at end of period	$199,172	$140,804

The accompanying notes are an integral part of these financial statements.

Neuberger Berman			MFS
				Investor
Guardian		Growth		Trust

2013		2013		2013

$17,704		$13,867		$52,150
(8,023)		(15,255)		(12,496)
9,681		(1,388)		39,654

112,392		43,926		-
91,843		366,573		192,523
204,235		410,499		192,523

477,815		1,451,397		1,080,384

$691,731		$1,860,508		$1,312,561

Guardian		Growth		Investor Trust

2013	2012	2013	2012	2013	2012

$9,681	$(3,087)	$(1,388)	$(14,087)	$39,654	$26,035
204,235	67,113	410,499	196,844	192,523	64,024
477,815	154,138	1,451,397	636,091	1,080,384	621,897

691,731	218,164	1,860,508	818,848	1,312,561	711,956

145,042	157,726	416,669	436,778	332,109	355,093
(54,459)	(55,091)	(123,539)	(122,197)	(108,389)	(137,336)
(182,644)	(101,072)	(539,169)	(317,454)	(407,877)	(176,655)
(113,128)	(121,145)	(364,404)	(386,687)	(292,389)	(301,861)
(205,189)	(119,582)	(610,443)	(389,560)	(476,546)	(260,759)

486,542	98,582	1,250,065	429,288	836,015	451,197
1,894,702	1,796,120	5,351,531	4,922,243	4,296,303	3,845,106
$2,381,244	$1,894,702	$6,601,596	$5,351,531	$5,132,318	$4,296,303

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	MFS
	New
	Discovery

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$-
Mortality and expense risk charge	(13,610)
Net investment income(loss)	(13,610)

Realized gain(loss) on investments:
Net realized gain distributions	23,807
Net realized gain(loss) on sale of fund shares	92,730
Net realized gain(loss)	116,537

Change in unrealized appreciation/depreciation	885,565

Net increase(decrease) in net assets resulting
from operations	$988,492

	New Discovery

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(13,610)	$(13,604)
Net realized gain(loss)	116,537	279,527
Net change in unrealized appreciation/depreciation	885,565	196,637
Net increase(decrease) in net assets resulting
from operations	988,492	462,560

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	221,030	231,202
Subaccounts transfers (including fixed account), net	(88,583)	(61,189)
Transfers for policyowner benefits and terminations	(219,629)	(304,084)
Policyowner maintenance charges	(135,649)	(143,834)
Net increase(decrease) from policyowner transactions	(222,831)	(277,905)

Total increase(decrease) in net assets	765,661	184,655
Net assets at beginning of period	2,502,087	2,317,432
Net assets at end of period	$3,267,748	$2,502,087

The accompanying notes are an integral part of these financial statements.

MFS
Total		High
Return		Yield		Research

2013		2013		2013

$74,500		$63,725		$36,807
(16,278)		(4,418)		(10,331)
58,222		59,307		26,476

-		-		-
41,581		195		25,023
41,581		195		25,023

603,357		39,588		256,339

$703,160		$99,090		$307,838

Total Return		High Yield		Research

2013	2012	2013	2012	2013	2012

$58,222	$87,133	$59,307	$-	$26,476	$27,050
41,581	11,547	195	-	25,023	1,838
603,357	280,607	39,588	-	256,339	184,212

703,160	379,287	99,090	-	307,838	213,100

339,411	365,069	78,529	-	197,795	203,565
(24,837)	3,116	2,589,469	-	100,486	174,147
(222,538)	(248,696)	(72,397)	-	(90,010)	(30,594)
(209,095)	(228,719)	(54,222)	-	(85,301)	(75,587)
(117,059)	(109,230)	2,541,379	-	122,970	271,531

586,101	270,057	2,640,469	-	430,808	484,631
3,834,855	3,564,798	-	-	1,587,020	1,102,389
$4,420,956	$3,834,855	$2,640,469	$-	$2,017,828	$1,587,020

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	MFS

	Utilities

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$4,733
Mortality and expense risk charge	(849)
Net investment income(loss)	3,884

Realized gain(loss) on investments:
Net realized gain distributions	3,779
Net realized gain(loss) on sale of fund shares	4,216
Net realized gain(loss)	7,995

Change in unrealized appreciation/depreciation	20,873

Net increase(decrease) in net assets resulting
from operations	$32,752

	Utilities

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$3,884	$9,587
Net realized gain(loss)	7,995	5,853
Net change in unrealized appreciation/depreciation	20,873	1,598
Net increase(decrease) in net assets resulting
from operations	32,752	17,038

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	36,717	28,619
Subaccounts transfers (including fixed account), net	59,848	16,178
Transfers for policyowner benefits and terminations	(1,095)	(39,922)
Policyowner maintenance charges	(10,323)	(7,975)
Net increase(decrease) from policyowner transactions	85,147	(3,100)

Total increase(decrease) in net assets	117,899	13,938
Net assets at beginning of period	144,655	130,717
Net assets at end of period	$262,554	$144,655

The accompanying notes are an integral part of these financial statements.

MFS			Oppenheimer
				Global
Value		Cap App		Securities

2013		2013		2013

$1		$4,286		$65,814
-		(3,283)		(22,970)
1		1,003		42,844

-		-		-
24		10,517		103,528
24		10,517		103,528

10		100,810		990,300

$35		$112,330		$1,136,672

Value		Cap App		Global Securities

2013	2012	2013	2012	2013	2012

$1	$3	$1,003	$(379)	$42,844	$64,027
24	9	10,517	4,157	103,528	15,542
10	17	100,810	39,507	990,300	668,898

35	29	112,330	43,285	1,136,672	748,467

39	33	65,891	67,965	442,259	471,488
-	-	(9,780)	3,941	(57,297)	(14)
-	(157)	(36,165)	(14,814)	(384,744)	(249,644)
(23)	(19)	(22,644)	(24,420)	(208,877)	(212,113)
16	(143)	(2,698)	32,672	(208,659)	9,717

51	(114)	109,632	75,957	928,013	758,184
97	211	394,467	318,510	4,349,387	3,591,203
$148	$97	$504,099	$394,467	$5,277,400	$4,349,387

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Oppenheimer
	Growth &
	Income

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$45,978
Mortality and expense risk charge	(14,976)
Net investment income(loss)	31,002

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	73,890
Net realized gain(loss)	73,890

Change in unrealized appreciation/depreciation	1,036,781

Net increase(decrease) in net assets resulting
from operations	$1,141,673

	Growth & Income

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$31,002	$14,660
Net realized gain(loss)	73,890	34,557
Net change in unrealized appreciation/depreciation	1,036,781	475,858
Net increase(decrease) in net assets resulting
from operations	1,141,673	525,075

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	256,654	275,933
Subaccounts transfers (including fixed account), net	(29,127)	(48,250)
Transfers for policyowner benefits and terminations	(169,328)	(82,105)
Policyowner maintenance charges	(194,867)	(199,722)
Net increase(decrease) from policyowner transactions	(136,668)	(54,144)

Total increase(decrease) in net assets	1,005,005	470,931
Net assets at beginning of period	3,702,395	3,231,464
Net assets at end of period	$4,707,400	$3,702,395

The accompanying notes are an integral part of these financial statements.

Seligman				Summit

Global Tech		Smaller Value		EAFE Intl.

2013		2013		2013

$-		$-		$120,591
(1,625)		(22,934)		(29,757)
(1,625)		(22,934)		90,834

3,709		-		-
7,134		134,824		40,207
10,843		134,824		40,207

76,211		1,567,540		783,601

$85,429		$1,679,430		$914,642

Global Tech		Smaller Value		EAFE Intl.

2013	2012	2013	2012	2013	2012

$(1,625)	$(1,752)	$(22,934)	$(20,989)	$90,834	$81,406
10,843	476	134,824	(5,740)	40,207	(82,539)
76,211	22,009	1,567,540	597,256	783,601	706,481

85,429	20,733	1,679,430	570,527	914,642	705,348

35,842	39,599	308,196	344,835	681,922	713,046
(10,437)	12,096	(194,100)	(75,993)	(99,386)	(489,608)
(37,426)	(41,712)	(430,751)	(226,613)	(597,243)	(293,906)
(22,915)	(25,444)	(210,647)	(211,279)	(237,210)	(252,293)
(34,936)	(15,461)	(527,302)	(169,050)	(251,917)	(322,761)

50,493	5,272	1,152,128	401,477	662,725	382,587
347,808	342,536	3,789,497	3,388,020	4,817,743	4,435,156
$398,301	$347,808	$4,941,625	$3,789,497	$5,480,468	$4,817,743

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Summit

	Barclays

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$78,839
Mortality and expense risk charge	(19,600)
Net investment income(loss)	59,239

Realized gain(loss) on investments:
Net realized gain distributions	4,682
Net realized gain(loss) on sale of fund shares	25,068
Net realized gain(loss)	29,750

Change in unrealized appreciation/depreciation	(209,194)

Net increase(decrease) in net assets resulting
from operations	$(120,205)

	Barclays

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$59,239	$60,083
Net realized gain(loss)	29,750	111,380
Net change in unrealized appreciation/depreciation	(209,194)	(42,160)
Net increase(decrease) in net assets resulting
from operations	(120,205)	129,303

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	364,013	423,702
Subaccounts transfers (including fixed account), net	(180,322)	(253,107)
Transfers for policyowner benefits and terminations	(289,407)	(529,463)
Policyowner maintenance charges	(148,445)	(173,900)
Net increase(decrease) from policyowner transactions	(254,161)	(532,768)

Total increase(decrease) in net assets	(374,366)	(403,465)
Net assets at beginning of period	3,707,689	4,111,154
Net assets at end of period	$3,333,323	$3,707,689

The accompanying notes are an integral part of these financial statements.

Summit

S&P 500		Nasdaq 100		Russell

2013		2013		2013

$476,634		$39,197		$51,471
(105,019)		(21,244)		(33,117)
371,615		17,953		18,354

386,970		121,322		266,678
805,227		356,016		205,375
1,192,197		477,338		472,053

5,308,719		985,182		1,650,974

$6,872,531		$1,480,473		$2,141,381

S&P 500		Nasdaq 100		Russell

2013	2012	2013	2012	2013	2012

$371,615	$298,489	$17,953	$6,922	$18,354	$26,921
1,192,197	340,636	477,338	443,338	472,053	366,603
5,308,719	2,619,310	985,182	224,810	1,650,974	403,674

6,872,531	3,258,435	1,480,473	675,070	2,141,381	797,198

2,254,465	2,372,122	351,763	403,458	634,763	685,419
(519,037)	(1,339,821)	(141,708)	(191,809)	(258,458)	66,571
(2,602,765)	(2,125,847)	(548,873)	(247,343)	(602,377)	(501,907)
(1,424,392)	(1,542,504)	(248,730)	(268,462)	(354,342)	(358,114)
(2,291,729)	(2,636,050)	(587,548)	(304,156)	(580,414)	(108,031)

4,580,802	622,385	892,925	370,914	1,560,967	689,167
22,909,989	22,287,604	4,362,840	3,991,926	6,085,977	5,396,810
$27,490,791	$22,909,989	$5,255,765	$4,362,840	$7,646,944	$6,085,977

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Summit

	Midcap 400

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$105,886
Mortality and expense risk charge	(56,503)
Net investment income(loss)	49,383

Realized gain(loss) on investments:
Net realized gain distributions	370,600
Net realized gain(loss) on sale of fund shares	450,582
Net realized gain(loss)	821,182

Change in unrealized appreciation/depreciation	2,382,551

Net increase(decrease) in net assets resulting
from operations	$3,253,116

	Midcap 400

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$49,383	$40,925
Net realized gain(loss)	821,182	656,169
Net change in unrealized appreciation/depreciation	2,382,551	939,213
Net increase(decrease) in net assets resulting
from operations	3,253,116	1,636,307

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	932,328	1,036,222
Subaccounts transfers (including fixed account), net	(414,515)	(1,050,007)
Transfers for policyowner benefits and terminations	(907,288)	(804,022)
Policyowner maintenance charges	(580,305)	(606,230)
Net increase(decrease) from policyowner transactions	(969,780)	(1,424,037)

Total increase(decrease) in net assets	2,283,336	212,270
Net assets at beginning of period	10,526,616	10,314,346
Net assets at end of period	$12,809,952	$10,526,616

The accompanying notes are an integral part of these financial statements.

Summit
		Natural
Zenith		Resources		Inflation

2013		2013		2013

$121,923		$-		$16,285
(34,807)		(12,915)		(5,308)
87,116		(12,915)		10,977

-		16,459		11,227
99,250		12,556		8,278
99,250		29,015		19,505

1,802,979		4,015		(125,504)

$1,989,345		$20,115		$(95,022)

Zenith		Natural Resources		Inflation

2013	2012	2013	2012	2013	2012

$87,116	$86,378	$(12,915)	$(12,068)	$10,977	$12,962
99,250	(26,205)	29,015	83,847	19,505	41,830
1,802,979	870,347	4,015	16,515	(125,504)	26,710

1,989,345	930,520	20,115	88,294	(95,022)	81,502

595,669	674,563	261,121	292,911	151,918	202,684
(186,420)	38,477	352,531	(20,341)	(8,069)	323,127
(551,081)	(291,224)	(123,855)	(125,873)	(65,487)	(372,691)
(382,482)	(382,424)	(126,629)	(144,645)	(60,531)	(66,237)
(524,314)	39,392	363,168	2,052	17,831	86,883

1,465,031	969,912	383,283	90,346	(77,191)	168,385
6,533,960	5,564,048	2,031,068	1,940,722	1,238,405	1,070,020
$7,998,991	$6,533,960	$2,414,351	$2,031,068	$1,161,214	$1,238,405

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Calvert

	Income

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$113,981
Mortality and expense risk charge	(15,500)
Net investment income(loss)	98,481

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	81,152
Net realized gain(loss)	81,152

Change in unrealized appreciation/depreciation	(241,654)

Net increase(decrease) in net assets resulting
from operations	$(62,021)

	Income

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$98,481	$127,749
Net realized gain(loss)	81,152	49,754
Net change in unrealized appreciation/depreciation	(241,654)	146,901
Net increase(decrease) in net assets resulting
from operations	(62,021)	324,404

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	360,164	418,049
Subaccounts transfers (including fixed account), net	(87,332)	176,879
Transfers for policyowner benefits and terminations	(599,129)	(293,058)
Policyowner maintenance charges	(209,610)	(266,252)
Net increase(decrease) from policyowner transactions	(535,907)	35,618

Total increase(decrease) in net assets	(597,928)	360,022
Net assets at beginning of period	4,358,030	3,998,008
Net assets at end of period	$3,760,102	$4,358,030

The accompanying notes are an integral part of these financial statements.

Calvert

Social Equity		Balanced		Small Cap

2013		2013		2013

$2		$8,883		$-
(27)		(3,131)		(654)
(25)		5,752		(654)

210		74,931		16,393
725		17,898		4,039
935		92,829		20,432

217		38,229		20,907

$1,127		$136,810		$40,685

Social Equity		Balanced		Small Cap

2013	2012	2013	2012	2013	2012

$(25)	$(37)	$5,752	$6,485	$(654)	$(515)
935	407	92,829	4,703	20,432	4,305
217	552	38,229	66,880	20,907	5,669

1,127	922	136,810	78,068	40,685	9,459

311	444	96,996	106,555	20,882	13,693
(2,310)	(2,013)	(7,361)	(30,676)	47,596	18,163
-	-	(89,927)	(28,141)	(260)	(996)
(1,060)	(1,096)	(69,129)	(72,321)	(7,040)	(3,508)
(3,059)	(2,665)	(69,421)	(24,583)	61,178	27,352

(1,932)	(1,743)	67,389	53,485	101,863	36,811
4,888	6,631	824,917	771,432	101,466	64,655
$2,956	$4,888	$892,306	$824,917	$203,329	$101,466

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Fidelity
	Contrafund
	IC

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$26,060
Mortality and expense risk charge	(14,545)
Net investment income(loss)	11,515

Realized gain(loss) on investments:
Net realized gain distributions	693
Net realized gain(loss) on sale of fund shares	88,805
Net realized gain(loss)	89,498

Change in unrealized appreciation/depreciation	548,690

Net increase(decrease) in net assets resulting
from operations	$649,703

	Contrafund IC

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$11,515	$17,671
Net realized gain(loss)	89,498	41,186
Net change in unrealized appreciation/depreciation	548,690	194,601
Net increase(decrease) in net assets resulting
from operations	649,703	253,458

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	278,111	256,832
Subaccounts transfers (including fixed account), net	(200,090)	594,300
Transfers for policyowner benefits and terminations	(129,727)	(97,746)
Policyowner maintenance charges	(125,512)	(109,233)
Net increase(decrease) from policyowner transactions	(177,218)	644,153

Total increase(decrease) in net assets	472,485	897,611
Net assets at beginning of period	2,192,946	1,295,335
Net assets at end of period	$2,665,431	$2,192,946

The accompanying notes are an integral part of these financial statements.

Fidelity
Equity Inc.		High Inc.
IC		IC		Bond IC

2013		2013		2013

$7,778		$156,582		$-
(1,430)		(14,114)		-
6,348		142,468		-

20,491		-		-
6,754		5,608		-
27,245		5,608		-

35,095		(18,598)		-

$68,688		$129,478		$-

Equity Inc. IC		High Inc. IC		Bond IC

2013	2012	2013	2012	2013	2012

$6,348	$6,179	$142,468	$113,741	$-	$-
27,245	17,771	5,608	3,771	-	-
35,095	11,113	(18,598)	130,546	-	-

68,688	35,063	129,478	248,058	-	-

49,345	32,615	305,294	250,966	-	-
8,886	(3,750)	274,139	221,943	-	-
(5,646)	(7,565)	(93,625)	(52,949)	-	-
(29,867)	(28,275)	(110,242)	(103,192)	-	-
22,718	(6,975)	375,566	316,768	-	-

91,406	28,088	505,044	564,826	-	-
240,570	212,482	2,233,039	1,668,213	-	-
$331,976	$240,570	$2,738,083	$2,233,039	$-	$-

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Fidelity

	Mid Cap IC

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$4,581
Mortality and expense risk charge	(5,423)
Net investment income(loss)	(842)

Realized gain(loss) on investments:
Net realized gain distributions	117,561
Net realized gain(loss) on sale of fund shares	74,518
Net realized gain(loss)	192,079

Change in unrealized appreciation/depreciation	105,191

Net increase(decrease) in net assets resulting
from operations	$296,428

	Mid Cap IC

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(842)	$673
Net realized gain(loss)	192,079	98,713
Net change in unrealized appreciation/depreciation	105,191	7,515
Net increase(decrease) in net assets resulting
from operations	296,428	106,901

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	95,680	110,896
Subaccounts transfers (including fixed account), net	(258,692)	107,878
Transfers for policyowner benefits and terminations	(32,244)	(16,130)
Policyowner maintenance charges	(40,942)	(44,013)
Net increase(decrease) from policyowner transactions	(236,198)	158,631

Total increase(decrease) in net assets	60,230	265,532
Net assets at beginning of period	927,765	662,233
Net assets at end of period	$987,995	$927,765

The accompanying notes are an integral part of these financial statements.

Fidelity
				Money
Overseas IC		Strategic IC		Market

2013		2013		2013

$-		$-		$-
-		-		(10)
-		-		(10)

-		-		-
-		-		-
-		-		-

-		-		-

$-		$-		$(10)

Overseas IC		Strategic IC		Money Market

2013	2012	2013	2012	2013	2012

$-	$(1)	$-	$-	$(10)	$-
-	33	-	-	-	-
-	46	-	-	-	-

-	78	-	-	(10)	-

-	217	-	-	696	-
-	2	-	-	12,052	-
-	(682)	-	-	(1,446)	-
-	(56)	-	-	(218)	-
-	(519)	-	-	11,084	-

-	(441)	-	-	11,074	-
-	441	-	-	-	-
$-	$-	$-	$-	$11,074	$-

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Third Avenue

	Value

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$25,581
Mortality and expense risk charge	(3,992)
Net investment income(loss)	21,589

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	1,325
Net realized gain(loss)	1,325

Change in unrealized appreciation/depreciation	102,194

Net increase(decrease) in net assets resulting
from operations	$125,108

	Value

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$21,589	$1,753
Net realized gain(loss)	1,325	(24,621)
Net change in unrealized appreciation/depreciation	102,194	177,591
Net increase(decrease) in net assets resulting
from operations	125,108	154,723

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	87,978	98,794
Subaccounts transfers (including fixed account), net	(99,228)	(59,742)
Transfers for policyowner benefits and terminations	(48,349)	(22,233)
Policyowner maintenance charges	(41,210)	(42,691)
Net increase(decrease) from policyowner transactions	(100,809)	(25,872)

Total increase(decrease) in net assets	24,299	128,851
Net assets at beginning of period	718,253	589,402
Net assets at end of period	$742,552	$718,253

The accompanying notes are an integral part of these financial statements.

T. Rowe				Pimco
		Equity
Blue Chip		Income		Total Return

2013		2013		2013

$-		$-		$58,265
(10,659)		-		(13,279)
(10,659)		-		44,986

-		-		22,016
140,188		-		4,938
140,188		-		26,954

579,592		-		(137,322)

$709,121		$-		$(65,382)

Blue Chip		Equity Income		Total Return

2013	2012	2013	2012	2013	2012

$(10,659)	$(9,957)	$-	$-	$44,986	$56,664
140,188	30,969	-	-	26,954	77,215
579,592	228,017	-	-	(137,322)	103,035

709,121	249,029	-	-	(65,382)	236,914

172,751	194,832	-	-	238,250	277,585
(145,307)	126,643	-	-	(193,398)	(146,234)
(125,109)	(51,483)	-	-	(120,482)	(80,887)
(98,354)	(93,998)	-	-	(130,206)	(150,845)
(196,019)	175,994	-	-	(205,836)	(100,381)

513,102	425,023	-	-	(271,218)	136,533
1,850,251	1,425,228	-	-	2,788,338	2,651,805
$2,363,353	$1,850,251	$-	$-	$2,517,120	$2,788,338

CARILLON LIFE ACCOUNT

FOR THE PERIODS ENDED DECEMBER 31

	Ivy

	Science

	2013
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$-
Mortality and expense risk charge	(18)
Net investment income(loss)	(18)

Realized gain(loss) on investments:
Net realized gain distributions	152
Net realized gain(loss) on sale of fund shares	820
Net realized gain(loss)	972

Change in unrealized appreciation/depreciation	177

Net increase(decrease) in net assets resulting
from operations	$1,131

	Science

STATEMENTS OF CHANGES IN NET ASSETS	2013	2012
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(18)	$(16)
Net realized gain(loss)	972	213
Net change in unrealized appreciation/depreciation	177	347
Net increase(decrease) in net assets resulting
from operations	1,131	544

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	-	-
Subaccounts transfers (including fixed account), net	(19)	419
Transfers for policyowner benefits and terminations	(182)	-
Policyowner maintenance charges	(595)	(559)
Net increase(decrease) from policyowner transactions	(796)	(140)

Total increase(decrease) in net assets	335	404
Net assets at beginning of period	2,335	1,931
Net assets at end of period	$2,670	$2,335

The accompanying notes are an integral part of these financial statements.

Ibbotson

Growth		Income		Balanced

2013		2013		2013

$4,797		$1,125		$545
(1,091)		(416)		(88)
3,706		709		457

522		713		211
915		356		498
1,437		1,069		709

31,712		3,212		2,150

$36,855		$4,990		$3,316

Growth		Income		Balanced

2013	2012	2013	2012	2013	2012

$3,706	$561	$709	$1,000	$457	$3
1,437	5,358	1,069	2,545	709	(4)
31,712	(1,435)	3,212	2,120	2,150	69

36,855	4,484	4,990	5,665	3,316	68

42,580	14,867	4,582	14,728	77	104
307,568	53,504	31	18,366	42,580	(548)
(298)	-	(11,021)	(26,298)	-	-
(30,981)	(6,108)	(2,811)	(3,761)	(772)	(60)
318,869	62,263	(9,219)	3,035	41,885	(504)

355,724	66,747	(4,229)	8,700	45,201	(436)
74,134	7,387	78,419	69,719	525	961
$429,858	$74,134	$74,190	$78,419	$45,726	$525

CARILLON LIFE ACCOUNT NOTES TO FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2013 AND 2012

1.  ORGANIZATION

Carillon Life Account (the "Account") began operations during 1984 as a separate investment account within The Union Central Life Insurance Company (the “Company”), a Nebraska domiciled wholly owned subsidiary of Ameritas Life Insurance Corp. (ALIC).  The assets of the Account are held by the Company and are segregated from all of the Company’s other assets and are used only to support the variable Life products issued by the Company.

Management believes these financial statements should be read in conjunction with the policyowner statements and policy and fund prospectuses.

The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust.  The Account is made up of variable investment options called subaccounts for which accumulation units are separately maintained.  Each subaccount corresponds to a single underlying non-publicly traded portfolio issued through a fund series.  At December 31, 2013 there are sixty eight subaccounts available within the Account listed as follows:

Fred Alger Management, Inc. (Advisor)	Templeton Investment Counsel, LLC
Alger (Fund Series short cite)	Franklin Templeton
*Capital App (Subaccount short cite)	*Foreign Securities
*Mid Cap
*Balanced	Franklin Advisers, Inc.
(Commenced March 11, 2009)	Franklin Templeton
*Income (A)
American Century Investment
Management, Inc.	Invesco Advisers, Inc.
American Century	(formerly Invesco Advisors, Inc.)
*Income & Growth	AIM
*Value	*Basic Value (formerly Invesco Van Kampen V.I.
*Mid Cap Value	Value Opportunities Fund Portfolio, Series I)
*International	*American Franchise (formerly Invesco Van Kampen
V.I. American Franchise Fund Portfolio, Series I)
Deutsche Investment Management	(Commenced April 27, 2012)
Americas Inc.	*Intl Growth
Scudder	*Global
*Capital Growth	(Commenced February 12, 2009)
*International	*Small Cap
*Money Market	(Commenced May 11, 2011)
*Mid Value (formerly DWS Dreman Small	*Equity & Income (formerly Invesco Van Kampen
Mid Cap Value VIP Portfolio, Class A)	V.I. Equity and Income Fund Portfolio, Series I)
*Global (formerly DWS Global	(Commenced April 29, 2011)
Thematic VIP Portfolio, Class A)

Templeton Global Advisors Limited
Franklin Templeton
*Growth Securities

(A)    These subaccounts have no activity since inception.

1.  ORGANIZATION, continued

Morgan Stanley Investment Management Inc.	Calvert Investment Management,
Van Kampen	Inc., continued (See Note 3)
*Core+Fixed	Summit
*U.S. Real Estate	*EAFE Intl.
*Emerging Markets	*Barclays (formerly Calvert VP Barclays
Capital Aggregate Bond Index Portfolio)
Neuberger Berman Management LLC	*S&P 500
Neuberger Berman	*Nasdaq 100
*Regency	*Russell
*Guardian	*Midcap 400
*Zenith
Massachusetts Financial Services Company	*Natural Resources
MFS	*Inflation
*Growth
*Investor Trust	Calvert
*New Discovery	*Income
*Total Return	*Social Equity
*High Yield	*Balanced
(Commenced August 16, 2013)	(Commenced April 29, 2011)
*Research	*Small Cap
*Utilities	(Commenced March 7, 2009)
*Value
(Commenced May 11, 2011)	Fidelity Management & Research
Company
OppenheimerFunds, Inc.	Fidelity
Oppenheimer	*Contrafund IC
*Cap App	*Equity Inc. IC
*Global Securities (formerly Oppenheimer	*High Inc. IC
Global Securities Fund/VA Portfolio,	*Bond IC
Non-Service Shares)	(Commenced February 19, 2009)
*Growth & Income	*Mid Cap IC
(Commenced February 12, 2009)
Columbia Management Investment	*Overseas IC
Advisers, LLC	(Commenced May 16, 2011)
Seligman	*Strategic IC (A)
*Global Tech	*Money Market
(Commenced March 11, 2011)	(Commenced November 15, 2013)
*Smaller Value
(Commenced March 11, 2011)	Third Avenue Management LLC
Third Avenue
*Value

(A) These subaccounts have no activity since inception.

1.  ORGANIZATION, continued

T. Rowe Price Associates, Inc.	Waddell & Reed Investment Management
T. Rowe	Company
*Blue Chip	Ivy
*Equity Income (A)	*Science
(Commenced June 3, 2011)
Pacific Investment Management Company LLC
Pimco	ALPS Advisors, Inc.
*Total Return	Ibbotson
(Commenced May 1, 2009)	*Growth
(Commenced April 29, 2011)
*Income
(Commenced April 29, 2011)
*Balanced
(Commenced April 29, 2011)

(A) These subaccounts have no activity since inception.

Note:     The above chart references the fund series and subaccount short cites from the Statement of Net Assets.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable life separate accounts registered as unit investment trusts.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period.  Actual results could differ from those estimates.

INVESTMENTS

The assets of the subaccounts are carried at the net asset value of the underlying portfolios, adjusted for the accrual of dividends.  The value of the policyowners’ units corresponds to the investment in the underlying subaccounts.  The availability of investment portfolio and subaccount options may vary between products.  Share transactions and security transactions are accounted for on a trade date basis.

Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date.  Realized gains and losses on the sales of investments represent the difference between the proceeds from sales of investments by the subaccounts and the cost of such shares, which is determined on a weighted average cost basis.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

FAIR VALUE MEASUREMENTS

The accounting guidance on fair value measurements establishes a framework for measuring fair value and expands disclosures about fair value measurements.  It also defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  The fair value measurement guidance applies to all assets and liabilities that are measured and reported on a fair value basis and enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  Each asset and liability carried at fair value is classified into one of the following categories:

•       Level 1 – Quoted market prices in active markets for identical assets or liabilities.

•       Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data.

•       Level 3 – Unobservable inputs that are not corroborated by market data.

Each subaccount invests in shares of open-ended mutual funds, which calculate a daily net asset value based on the value of the underlying securities in its portfolios.  As a result, and as required by law, pricing information is provided on an ongoing basis.  Shares of open end mutual funds are purchased and redeemed at their quoted daily net asset values as reported by the fund companies at the close of each business day.  On that basis, the fair value measurements of all shares held by the Account are reported as Level 1 assets.

FEDERAL AND STATE INCOME TAXES

The operations of the Account form a part of and are taxed with the operations of the Company.  The Company is taxed as a life insurance company under Subchapter L of the Internal Revenue Code.  Under existing federal income tax law, separate account investment income and capital gains are not taxed to the extent they are applied to increase reserves under a contract issued in connection with the Account.  Investment income and realized capital gains and losses on assets of the Account are automatically applied to increase or decrease reserves under the contract.  Accordingly, no provision for federal income taxes or unrecognized tax benefits are reflected in these financial statements.

SUBSEQUENT EVENTS

In December 2013, the board of directors of the Company approved a plan of merger with its parent, ALIC, pending regulatory approval, with an effective date of July 1, 2014.  The Company received the District of Columbia’s Department of Insurance, Securities and Banking response on February 6, 2014 that informed the Company it has no objection to the merger into ALIC effective July 1, 2014.  The Company received approval from the State of Nebraska Department of Insurance on January 9, 2014 for the merger with ALIC.

3.  RELATED PARTIES

Affiliates of the Company provided management, administrative and investment advisory services for the Calvert and Summit subaccounts for a fee.  These fees are reflected in the daily value of the underlying portfolio share price.  The fee is computed separately for each underlying portfolio on daily average net assets, at an annual rate, as of December 31, 2013 and 2012, as follows:

	Investment Advisory Fee	Management/ Administrative Fee
Summit:
EAFE Intl.	0.00560	0.00100
Barclays	0.00300	0.00100
S&P 500	0.00250	0.00100
Nasdaq 100	0.00350	0.00100
Russell	0.00350	0.00100
Midcap 400	0.00300	0.00100
Zenith	0.00640	0.00100
Natural Resources	0.00550	0.00100
Inflation	0.00500	0.00100
Calvert:
Income	0.00400	0.00300
Social Equity	0.00500	0.00200
Balanced	0.00425	0.00275
Small Cap	0.00850	0.00050

4.  PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments in the subaccounts for the periods ended December 31, 2013 were as follows:

	Purchases	Sales
Alger:
Capital App	$541,338	$190,415
Mid Cap	295,292	346,913
Balanced	270	605

American Century:
Income & Growth	273,974	285,745
Value	519,844	1,021,027
Mid Cap Value	134,923	37,251
International	113,013	153,329

Scudder:
Capital Growth	752,430	1,192,172
International	716,824	813,860
Money Market	2,241,284	2,476,936
Mid Value	121,223	289,686
Global	20,258	22,045

Franklin Templeton:
Growth Securities	64,373	33,780
Foreign Securities	245,165	616,240
Income	-	-

AIM:
Basic Value	60,175	52,641
American Franchise	346,628	856,421
Intl Growth	341,341	290,739
Global	605,389	179,105
Small Cap	2,444	2,882
Equity & Income	425	1,036

Van Kampen:
Core+Fixed	130,980	179,034
U.S. Real Estate	495,019	551,483
Emerging Markets	902,914	494,679

Neuberger Berman:
Regency	71,717	63,748
Guardian	420,356	503,473

4.  PURCHASES AND SALES OF INVESTMENTS, continued

	Purchases	Sales
MFS:
Growth	$798,395	$1,366,300
Investor Trust	730,463	1,167,355
New Discovery	484,394	697,028
Total Return	336,327	395,164
High Yield	2,980,376	379,691
Research	405,130	255,684
Utilities	160,413	67,602
Value	145	128

Oppenheimer:
Cap App	65,872	67,567
Global Securities	742,005	907,819
Growth & Income	400,539	506,205

Seligman:
Global Tech	102,650	135,503
Smaller Value	314,886	865,121

Summit:
EAFE Intl.	813,749	974,834
Barclays	828,169	1,018,410
S&P 500	3,398,849	4,931,992
Nasdaq 100	848,749	1,297,021
Russell	1,113,044	1,408,425
Midcap 400	1,365,737	1,915,534
Zenith	808,920	1,246,119
Natural Resources	756,145	389,432
Inflation	250,397	210,363

Calvert:
Income	603,923	1,041,348
Social Equity	1,128	4,001
Balanced	272,866	261,606
Small Cap	102,413	25,497

Fidelity:
Contrafund IC	357,892	522,901
Equity Inc. IC	169,131	119,574
High Inc. IC	768,962	250,928
Bond IC	-	-
Mid Cap IC	320,547	440,024
Overseas IC	-	-
Strategic IC	-	-
Money Market	12,595	1,521

4.  PURCHASES AND SALES OF INVESTMENTS, continued

	Purchases	Sales
Third Avenue:
Value	$92,081	$171,301

T. Rowe:
Blue Chip	318,330	525,008
Equity Income	-	-

Pimco:
Total Return	748,100	886,933

Ivy:
Science	2,701	3,363

Ibbotson:
Growth	350,767	27,670
Income	10,818	18,615
Balanced	51,268	8,715

5. FINANCIAL HIGHLIGHTS

The unit value, units, net assets, investment income ratio (Inv. Income Ratio), expense ratio and total return (certain of which are defined below) are included in the following table (amounts have been rounded).  Total returns, unit values and expense ratios in this table may not be applicable to all policies.

Inv. Income Ratio – The Inv. Income Ratio represents the dividend distributions received divided by average daily net assets.  This ratio excludes the mortality and expense risk charge and is affected by the timing of the declaration of dividends by the underlying fund portfolio.

Expense Ratio – The Expense Ratio represents the annualized contract expenses of the subaccounts for the period indicated and includes only those expenses that are charged through a reduction of the unit value.  Included in this category are mortality and expense charges.  During the year ended December 31, 2013, these fees range between .25 percent and .75 percent (annualized) of net assets, depending on the product selected.  Expenses of the underlying fund portfolios and charges made directly to policyowner accounts through the redemption of units are excluded.  For this separate account, charges made through the redemption of units ranged from $5 to $10 per policy monthly, depending on the product selected.  On all life insurance policies, cost of insurance is charged to each policyowner monthly through the redemption of units.  The cost of insurance is determined based upon several variables, including policyowners death benefit amount and account value.

Total Return – The Total Return represents the change in the unit value reported year-to-date, however, subaccounts which commenced during a year, as shown in Note 1, are based on shorter return periods.  These percentages do not include any expenses assessed through the redemption of units.  As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Alger:
Capital App
2013	22.43	23.90	126,378	2,930,790	0.38	0.25	0.75	34.18	34.85
2012	16.72	17.72	124,556	2,129,945	1.07	0.25	0.75	17.41	18.00
2011	14.24	15.02	122,922	1,784,093	0.11	0.25	0.75	(1.05)	(0.55)
2010	14.39	15.10	119,566	1,746,231	0.38	0.25	0.75	13.17	13.74
2009	12.71	13.28	120,691	1,553,992	-	0.25	0.75	49.97	50.73

Mid Cap
2013	18.16	19.35	150,787	2,815,800	0.34	0.25	0.75	34.83	35.50
2012	13.47	14.28	154,247	2,122,508	-	0.25	0.75	15.34	15.92
2011	11.68	12.32	163,029	1,934,051	0.33	0.25	0.75	(8.96)	(8.50)
2010	12.83	13.46	165,411	2,146,908	-	0.25	0.75	18.49	19.08
2009	10.82	11.30	169,462	1,847,115	-	0.25	0.75	50.57	51.33

Balanced
2013	14.57	14.57	-	-	-	0.70	0.70	11.86	11.86
2012	12.73	12.73	24	302	1.45	0.70	0.70	5.49	5.49
2011	12.07	12.07	30	360	2.58	0.70	0.70	(0.67)	(0.67)
2010	12.15	12.15	27	327	2.65	0.70	0.70	9.57	9.57
2009	11.09	11.09	8	90	3.20	0.70	0.70	37.77	37.77

American Century:
Income & Growth
2013	15.39	16.67	115,965	1,857,447	2.22	0.25	0.75	34.81	35.48
2012	11.42	12.31	119,081	1,406,703	2.11	0.25	0.75	13.88	14.46
2011	10.03	10.75	123,502	1,264,135	1.56	0.25	0.75	2.34	2.85
2010	9.80	10.45	137,178	1,361,556	1.52	0.25	0.75	13.29	13.86
2009	8.65	9.18	142,769	1,243,242	4.74	0.25	0.75	17.21	17.80

Value
2013	28.54	31.01	170,223	5,120,990	1.64	0.25	0.75	30.74	31.40
2012	21.83	23.60	191,658	4,383,422	1.92	0.25	0.75	13.72	14.29
2011	19.20	20.65	200,915	3,976,023	2.03	0.25	0.75	0.26	0.76
2010	19.15	20.49	211,530	4,120,697	2.20	0.25	0.75	12.58	13.14
2009	17.01	18.11	232,727	3,998,746	5.69	0.25	0.75	18.97	19.56

Mid Cap Value
2013	17.18	17.67	18,486	324,146	1.27	0.25	0.75	29.14	29.79
2012	13.30	13.61	12,317	166,161	2.01	0.25	0.75	15.45	16.04
2011	11.52	11.73	13,442	156,348	1.35	0.25	0.75	(1.43)	(0.94)
2010	11.69	11.84	12,900	151,716	2.25	0.25	0.75	18.36	18.96
2009	9.87	9.96	12,759	126,417	5.29	0.25	0.75	28.97	29.62

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
American Century, continued:
International
2013	19.27	19.27	48,757	939,678	1.71	0.75	0.75	21.50	21.50
2012	15.86	15.86	51,565	817,968	0.83	0.75	0.75	20.25	20.25
2011	13.19	13.19	49,723	655,911	1.37	0.75	0.75	(12.70)	(12.70)
2010	15.11	15.11	48,817	737,632	2.17	0.75	0.75	12.45	12.45
2009	13.44	13.44	39,608	532,227	1.82	0.75	0.75	32.77	32.77

Scudder:
Capital Growth
2013	31.29	34.21	149,453	5,077,158	1.25	0.25	0.75	33.64	34.31
2012	23.41	25.47	166,184	4,202,729	0.88	0.25	0.75	15.18	15.76
2011	20.33	22.00	183,181	3,991,839	0.78	0.25	0.75	(5.18)	(4.71)
2010	21.44	23.09	200,173	4,558,886	0.90	0.25	0.75	15.84	16.42
2009	18.51	19.83	215,244	4,169,313	1.33	0.25	0.75	25.92	26.55

International
2013	18.36	20.08	216,026	4,324,025	5.30	0.25	0.75	19.33	19.93
2012	15.39	16.74	233,370	3,887,851	2.16	0.25	0.75	19.74	20.34
2011	12.85	13.91	249,260	3,441,611	1.83	0.25	0.75	(17.29)	(16.88)
2010	15.54	16.74	265,028	4,384,548	2.16	0.25	0.75	0.86	1.37
2009	15.41	16.51	298,221	4,783,130	4.43	0.25	0.75	32.52	33.19

Money Market
2013	14.14	15.48	421,679	6,214,554	0.01	0.25	0.75	(0.74)	(0.24)
2012	14.25	15.51	438,200	6,450,204	0.01	0.25	0.75	(0.74)	(0.24)
2011	14.35	15.55	442,738	6,504,924	0.01	0.25	0.75	(0.74)	(0.24)
2010	14.46	15.59	455,124	6,735,287	0.01	0.25	0.75	(0.74)	(0.24)
2009	14.57	15.62	448,968	6,631,255	0.40	0.25	0.75	(0.42)	0.08

Mid Value
2013	15.65	16.10	56,770	898,569	1.21	0.25	0.75	34.23	34.90
2012	11.66	11.94	69,469	817,107	1.02	0.25	0.75	12.91	13.48
2011	10.33	10.52	65,753	683,931	0.90	0.25	0.75	(6.78)	(6.31)
2010	11.08	11.23	48,328	537,499	1.69	0.25	0.75	22.15	22.76
2009	9.07	9.15	77,157	701,384	1.54	0.25	0.75	28.74	29.38

Global
2013	10.46	10.76	34,178	364,712	1.28	0.25	0.75	21.16	21.77
2012	8.63	8.84	34,756	304,189	1.41	0.25	0.75	17.71	18.30
2011	7.33	7.47	32,694	240,907	0.66	0.25	0.75	(15.02)	(14.60)
2010	8.63	8.75	38,426	332,501	0.91	0.25	0.75	12.81	13.37
2009	7.65	7.72	37,063	283,996	1.52	0.25	0.75	42.75	43.46

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Franklin Templeton:
Growth Securities
2013	16.89	16.89	18,276	308,714	2.74	0.75	0.75	29.84	29.84
2012	13.01	13.01	16,528	215,020	2.05	0.75	0.75	20.16	20.16
2011	10.83	10.83	14,777	159,988	1.40	0.75	0.75	(7.67)	(7.67)
2010	11.73	11.73	15,510	181,870	1.40	0.75	0.75	6.59	6.59
2009	11.00	11.00	14,076	154,849	3.09	0.75	0.75	30.12	30.12

Foreign Securities
2013	24.28	26.39	89,399	2,304,542	2.35	0.25	0.75	22.05	22.66
2012	19.89	21.51	108,001	2,267,358	3.00	0.25	0.75	17.34	17.94
2011	16.95	18.24	124,627	2,180,450	1.72	0.25	0.75	(11.30)	(10.86)
2010	19.11	20.46	144,505	2,831,205	1.88	0.25	0.75	7.60	8.14
2009	17.76	18.92	167,991	3,044,444	3.56	0.25	0.75	36.02	36.70

Income
2013	-	-	-	-	-	-	-	-	-
2012	-	-	-	-	-	-	-	-	-
2011	-	-	-	-	-	-	-	-	-
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

AIM:
Basic Value
2013	14.88	14.88	13,304	197,912	1.48	0.75	0.75	32.76	32.76
2012	11.21	11.21	12,891	144,445	1.52	0.75	0.75	16.82	16.82
2011	9.59	9.59	12,790	122,687	0.86	0.75	0.75	(3.77)	(3.77)
2010	9.97	9.97	12,890	128,490	0.60	0.75	0.75	6.55	6.55
2009	9.36	9.36	12,870	120,404	1.86	0.75	0.75	46.90	46.90

American Franchise
2013	13.51	13.62	310,762	4,223,693	0.44	0.25	0.75	39.09	39.79
2012	9.71	9.74	354,060	3,446,516	-	0.25	0.75	(2.99)	(2.66)
2011	-	-	-	-	-	-	-	-	-
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Intl Growth
2013	11.83	12.17	150,770	1,821,653	1.23	0.25	0.75	18.12	18.72
2012	10.02	10.26	147,368	1,500,804	1.53	0.25	0.75	14.66	15.24
2011	8.74	8.90	136,676	1,207,641	0.70	0.25	0.75	(7.44)	(6.97)
2010	9.44	9.57	37,794	357,047	2.12	0.25	0.75	12.02	12.58
2009	8.43	8.50	33,202	280,240	2.27	0.25	0.75	34.23	34.90

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
AIM, continued:
Global
2013	19.71	20.17	81,964	1,624,869	4.03	0.25	0.75	1.95	2.46
2012	19.33	19.69	63,080	1,222,708	0.63	0.25	0.75	27.16	27.80
2011	15.20	15.41	47,996	730,313	5.49	0.25	0.75	(7.21)	(6.74)
2010	16.38	16.52	15,324	250,710	3.19	0.25	0.75	16.64	17.22
2009	14.05	14.09	33,429	469,255	-	0.25	0.75	31.89	42.11

Small Cap
2013	24.84	24.84	105	2,605	-	0.70	0.70	36.51	36.51
2012	18.20	18.20	126	2,287	-	0.70	0.70	13.10	13.10
2011	16.09	16.09	141	2,262	-	0.70	0.70	(10.38)	(10.38)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Equity & Income
2013	12.74	12.74	676	8,603	1.59	0.75	0.75	24.25	24.25
2012	10.26	10.26	734	7,527	2.52	0.75	0.75	11.74	11.74
2011	9.18	9.18	967	8,879	0.28	0.75	0.75	(8.40)	(8.40)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Van Kampen:
Core+Fixed
2013	13.68	14.43	48,832	677,820	3.77	0.25	0.75	(1.06)	(0.57)
2012	13.82	14.51	53,623	753,396	4.74	0.25	0.75	8.62	9.17
2011	12.73	13.29	48,382	622,391	3.69	0.25	0.75	4.86	5.38
2010	12.14	12.61	56,107	685,505	5.82	0.25	0.75	6.34	6.88
2009	11.41	11.80	53,942	617,003	8.12	0.25	0.75	8.83	9.37

U.S. Real Estate
2013	28.44	30.00	66,233	1,921,876	1.08	0.25	0.75	1.29	1.80
2012	28.07	29.47	68,480	1,951,073	0.86	0.25	0.75	14.97	15.54
2011	24.42	25.50	72,298	1,786,528	0.85	0.25	0.75	5.13	5.66
2010	23.23	24.14	76,553	1,791,362	2.13	0.25	0.75	28.99	29.64
2009	18.01	18.62	77,119	1,394,408	3.00	0.25	0.75	27.39	28.03

Emerging Markets
2013	8.75	9.00	311,503	2,775,264	1.25	0.25	0.75	(1.76)	(1.27)
2012	8.91	9.12	267,023	2,409,179	-	0.25	0.75	19.05	19.65
2011	7.48	7.62	232,292	1,755,360	0.48	0.25	0.75	(18.83)	(18.42)
2010	9.22	9.34	128,868	1,195,790	0.61	0.25	0.75	18.14	18.73
2009	7.80	7.87	101,687	796,409	-	0.25	0.75	68.58	69.42

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Neuberger Berman:
Regency
2013	14.74	15.17	13,365	199,172	1.26	0.25	0.75	36.03	36.71
2012	10.84	11.09	12,886	140,804	0.59	0.25	0.75	14.66	15.24
2011	9.45	9.63	15,632	148,566	0.16	0.25	0.75	(7.20)	(6.73)
2010	10.19	10.32	111,561	1,144,528	1.24	0.25	0.75	10.00	25.24
2009	8.13	8.13	11,704	95,179	1.90	0.75	0.75	45.46	45.46

Guardian
2013	18.74	20.18	119,448	2,381,244	0.82	0.25	0.75	37.78	38.47
2012	13.61	14.57	132,787	1,894,702	0.28	0.25	0.75	11.88	12.44
2011	12.16	12.96	143,087	1,796,120	0.48	0.25	0.75	(3.66)	(3.18)
2010	12.62	13.39	146,698	1,888,216	0.42	0.25	0.75	18.12	18.72
2009	10.69	11.28	167,903	1,812,144	1.16	0.25	0.75	28.72	29.36

MFS:
Growth
2013	31.03	33.72	195,912	6,601,596	0.23	0.25	0.75	35.83	36.51
2012	22.84	24.70	216,946	5,351,531	-	0.25	0.75	16.50	17.09
2011	19.61	21.10	234,194	4,922,243	0.19	0.25	0.75	(1.07)	(0.57)
2010	19.82	21.22	255,811	5,377,477	0.12	0.25	0.75	14.48	15.05
2009	17.31	18.44	285,002	5,103,606	0.32	0.25	0.75	36.65	37.33

Investor Trust
2013	30.09	32.90	156,118	5,132,318	1.09	0.25	0.75	31.07	31.72
2012	22.96	24.98	172,340	4,296,303	0.89	0.25	0.75	18.29	18.88
2011	19.41	21.01	183,643	3,845,106	0.92	0.25	0.75	(2.91)	(2.42)
2010	19.99	21.53	203,243	4,339,096	1.20	0.25	0.75	10.27	10.82
2009	18.13	19.43	232,499	4,444,798	1.67	0.25	0.75	25.95	26.58

New Discovery
2013	20.41	22.49	151,120	3,267,748	-	0.25	0.75	40.46	41.17
2012	14.53	15.93	164,238	2,502,087	-	0.25	0.75	20.31	20.92
2011	12.08	13.18	185,907	2,317,432	-	0.25	0.75	(10.94)	(10.49)
2010	13.56	14.72	200,183	2,766,343	-	0.25	0.75	35.32	36.00
2009	10.02	10.82	218,777	2,205,211	-	0.25	0.75	61.96	62.78

Total Return
2013	21.58	23.05	194,633	4,420,956	1.79	0.25	0.75	18.16	18.75
2012	18.27	19.41	201,401	3,834,855	2.76	0.25	0.75	10.42	10.98
2011	16.54	17.49	208,914	3,564,798	2.61	0.25	0.75	1.01	1.52
2010	16.38	17.23	235,060	3,899,045	2.72	0.25	0.75	9.11	9.66
2009	15.01	15.71	254,265	3,843,953	3.62	0.25	0.75	17.15	17.73

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
MFS, continued:
High Yield
2013	10.37	10.39	254,266	2,640,469	2.42	0.25	0.75	3.73	3.92
2012	-	-	-	-	-	-	-	-	-
2011	-	-	-	-	-	-	-	-	-
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Research
2013	10.19	10.48	195,077	2,017,828	2.04	0.25	0.75	18.06	18.65
2012	8.63	8.83	181,918	1,587,020	2.61	0.25	0.75	15.82	16.41
2011	7.45	7.59	146,844	1,102,389	1.52	0.25	0.75	(11.54)	(11.10)
2010	8.42	8.54	222,770	1,888,003	1.70	0.25	0.75	9.98	10.53
2009	7.66	7.72	236,341	1,816,159	1.84	0.25	0.75	29.88	30.53

Utilities
2013	13.58	13.97	19,047	262,554	2.50	0.25	0.75	19.62	20.22
2012	11.35	11.62	12,567	144,655	7.60	0.25	0.75	12.63	13.20
2011	10.08	10.27	12,812	130,717	2.99	0.25	0.75	5.99	6.52
2010	9.51	9.64	7,968	76,189	2.05	0.25	0.75	12.96	13.52
2009	8.42	8.49	3,195	26,917	4.45	0.25	0.75	32.22	34.22

Value
2013	20.31	20.31	7	148	0.82	0.70	0.70	34.94	34.94
2012	15.05	15.05	6	97	2.24	0.70	0.70	15.45	15.45
2011	13.04	13.04	16	211	1.70	0.70	0.70	(7.85)	(7.85)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Oppenheimer:
Cap App
2013	16.60	16.60	30,371	504,099	0.98	0.75	0.75	28.77	28.77
2012	12.89	12.89	30,603	394,467	0.65	0.75	0.75	13.26	13.26
2011	11.38	11.38	27,987	318,510	0.35	0.75	0.75	(1.89)	(1.89)
2010	11.60	11.60	26,002	301,602	0.16	0.75	0.75	8.60	8.60
2009	10.68	10.68	22,456	239,851	0.32	0.75	0.75	43.44	43.44

Global Securities
2013	20.07	21.72	251,706	5,277,400	1.37	0.25	0.75	26.36	26.99
2012	15.88	17.10	263,327	4,349,387	2.13	0.25	0.75	20.35	20.96
2011	13.20	14.14	264,445	3,591,203	1.27	0.25	0.75	(8.97)	(8.52)
2010	14.50	15.46	279,603	4,116,975	1.42	0.25	0.75	15.10	15.68
2009	12.59	13.36	297,063	3,769,562	2.20	0.25	0.75	38.73	39.42

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Oppenheimer, continued:
Growth & Income
2013	14.99	16.21	295,393	4,707,400	1.10	0.25	0.75	30.79	31.44
2012	11.46	12.33	305,770	3,702,395	0.95	0.25	0.75	15.99	16.58
2011	9.88	10.58	321,500	3,231,464	0.83	0.25	0.75	(0.76)	(0.26)
2010	9.96	10.60	326,100	3,278,747	1.09	0.25	0.75	15.24	15.82
2009	8.64	9.16	323,076	2,804,948	1.85	0.25	0.75	27.33	27.97

Seligman:
Global Tech
2013	12.28	12.45	32,110	398,301	-	0.25	0.75	24.54	25.17
2012	9.86	9.95	35,086	347,808	-	0.25	0.75	6.23	6.76
2011	9.28	9.32	36,830	342,536	-	0.25	0.75	(7.36)	(6.98)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Smaller Value
2013	15.01	15.22	326,974	4,941,625	-	0.25	0.75	47.11	47.85
2012	10.20	10.30	369,978	3,789,497	-	0.25	0.75	16.83	17.42
2011	8.73	8.77	387,592	3,388,020	-	0.25	0.75	(12.88)	(12.53)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Summit:
EAFE Intl.
2013	21.85	23.05	245,599	5,480,468	2.44	0.25	0.75	19.84	20.44
2012	18.23	19.14	259,431	4,817,743	2.39	0.25	0.75	16.44	17.03
2011	15.66	16.35	278,639	4,435,156	2.43	0.25	0.75	(13.37)	(12.93)
2010	18.07	18.78	265,640	4,857,088	1.47	0.25	0.75	5.92	6.45
2009	17.06	17.64	176,876	3,029,768	2.44	0.25	0.75	26.90	27.53

Barclays
2013	14.15	14.93	229,638	3,333,323	2.25	0.25	0.75	(3.52)	(3.04)
2012	14.67	15.39	247,912	3,707,689	2.11	0.25	0.75	3.05	3.57
2011	14.23	14.86	283,460	4,111,154	2.51	0.25	0.75	7.59	8.12
2010	13.23	13.75	250,705	3,346,236	2.52	0.25	0.75	5.57	6.10
2009	12.53	12.96	156,130	1,962,402	5.02	0.25	0.75	3.81	4.33

S&P 500
2013	32.87	35.94	786,708	27,490,791	1.88	0.25	0.75	30.89	31.54
2012	25.12	27.32	864,486	22,909,989	1.71	0.25	0.75	14.68	15.26
2011	21.90	23.71	968,969	22,287,604	1.56	0.25	0.75	0.97	1.48
2010	21.69	23.36	1,001,516	22,581,124	1.47	0.25	0.75	13.84	14.41
2009	19.05	20.42	1,076,304	21,160,408	2.06	0.25	0.75	25.17	25.79

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Summit, continued:
Nasdaq 100
2013	8.62	9.36	576,761	5,255,765	0.81	0.25	0.75	35.04	35.71
2012	6.38	6.90	656,308	4,362,840	0.67	0.25	0.75	16.73	17.32
2011	5.47	5.88	707,208	3,991,926	0.27	0.25	0.75	2.25	2.76
2010	5.35	5.72	765,166	4,177,022	0.20	0.25	0.75	18.72	19.31
2009	4.50	4.80	717,288	3,256,154	0.09	0.25	0.75	52.36	53.13

Russell
2013	22.80	25.02	317,975	7,646,944	0.76	0.25	0.75	36.86	37.55
2012	16.66	18.19	349,310	6,085,977	1.00	0.25	0.75	14.63	15.21
2011	14.53	15.79	359,614	5,396,810	0.51	0.25	0.75	(5.60)	(5.12)
2010	15.39	16.64	387,966	6,091,816	0.59	0.25	0.75	25.14	25.77
2009	12.30	13.23	350,441	4,353,375	0.62	0.25	0.75	25.26	25.89

Midcap 400
2013	34.65	37.16	355,055	12,809,952	0.90	0.25	0.75	31.83	32.49
2012	26.28	28.05	387,539	10,526,616	0.92	0.25	0.75	16.42	17.01
2011	22.58	23.97	446,543	10,314,346	0.69	0.25	0.75	(2.97)	(2.48)
2010	23.27	24.58	464,884	10,958,132	0.78	0.25	0.75	25.04	25.67
2009	18.61	19.56	480,705	9,004,679	0.93	0.25	0.75	35.36	36.04

Zenith
2013	30.51	33.36	248,794	7,998,991	1.67	0.25	0.75	31.38	32.04
2012	23.23	25.27	268,539	6,533,960	1.90	0.25	0.75	16.17	16.76
2011	19.99	21.64	268,082	5,564,048	2.01	0.25	0.75	(2.42)	(1.93)
2010	20.49	22.07	324,967	6,872,325	1.51	0.25	0.75	10.77	11.32
2009	18.50	19.82	362,694	6,871,908	2.18	0.25	0.75	24.47	25.09

Natural Resources
2013	9.51	9.83	248,643	2,414,351	-	0.25	0.75	(0.03)	0.47
2012	9.51	9.79	210,627	2,031,068	0.02	0.25	0.75	4.11	4.64
2011	9.14	9.35	209,968	1,940,722	0.34	0.25	0.75	(10.80)	(10.35)
2010	10.24	10.43	175,719	1,810,623	0.42	0.25	0.75	16.34	16.93
2009	8.80	8.92	123,703	1,090,441	0.31	0.25	0.75	30.09	30.75

Inflation
2013	11.48	11.81	99,044	1,161,214	1.39	0.25	0.75	(8.10)	(7.64)
2012	12.49	12.79	97,603	1,238,405	1.58	0.25	0.75	6.92	7.46
2011	11.69	11.90	90,442	1,070,020	1.88	0.25	0.75	9.59	10.14
2010	10.66	10.81	75,926	814,650	1.97	0.25	0.75	5.53	6.06
2009	10.10	10.19	85,292	864,102	0.48	0.25	0.75	6.82	7.35

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Calvert:
Income
2013	12.57	13.00	291,387	3,760,102	2.92	0.25	0.75	(1.97)	(1.48)
2012	12.83	13.20	333,891	4,358,030	3.57	0.25	0.75	7.86	8.41
2011	11.89	12.17	332,344	3,998,008	4.04	0.25	0.75	3.14	3.65
2010	11.53	11.74	365,997	4,248,411	4.37	0.25	0.75	7.06	7.60
2009	10.77	10.91	387,002	4,181,452	5.21	0.25	0.75	19.88	20.48

Social Equity
2013	15.01	15.44	187	2,956	0.07	0.25	0.75	16.95	30.72
2012	11.54	11.81	418	4,888	0.08	0.25	0.75	15.08	15.66
2011	10.03	10.21	651	6,631	-	0.25	0.75	(2.08)	(1.59)
2010	10.24	10.38	189	1,963	0.11	0.25	0.75	16.97	18.54
2009	8.80	8.87	69	612	0.36	0.25	0.75	15.63	30.54

Balanced
2013	12.53	12.70	70,479	892,306	1.06	0.25	0.75	17.12	17.71
2012	10.70	10.79	76,667	824,917	1.22	0.25	0.75	9.68	10.23
2011	9.75	9.79	78,933	771,432	1.25	0.25	0.75	(2.52)	(2.19)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Small Cap
2013	26.02	26.64	7,674	203,329	-	0.25	0.75	29.76	30.41
2012	20.05	20.42	5,032	101,466	-	0.25	0.75	13.17	13.74
2011	17.72	17.96	3,636	64,655	-	0.25	0.75	(2.75)	(2.26)
2010	18.22	18.37	1,408	25,700	-	0.25	0.75	36.44	37.13
2009	13.35	13.40	22,604	303,238	0.11	0.25	0.75	28.25	33.48

Fidelity:
Contrafund IC
2013	14.51	15.01	180,876	2,665,431	1.06	0.25	0.75	30.31	30.96
2012	11.14	11.46	194,483	2,192,946	1.56	0.25	0.75	15.54	16.12
2011	9.64	9.87	133,348	1,295,335	1.10	0.25	0.75	(3.25)	(2.77)
2010	9.96	10.15	115,259	1,155,168	1.31	0.25	0.75	16.34	16.92
2009	8.56	8.68	107,018	919,178	1.57	0.25	0.75	34.70	35.37

Equity Inc. IC
2013	11.91	12.32	27,420	331,976	2.67	0.25	0.75	27.19	27.83
2012	9.36	9.63	25,307	240,570	3.19	0.25	0.75	16.43	17.01
2011	8.04	8.23	26,104	212,482	4.42	0.25	0.75	0.22	0.72
2010	8.03	8.18	15,073	121,377	1.45	0.25	0.75	14.29	14.86
2009	7.02	7.12	24,108	170,385	1.78	0.25	0.75	29.24	29.88

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Fidelity, continued:
High Inc. IC
2013	14.58	15.07	186,441	2,738,083	6.33	0.25	0.75	5.16	5.68
2012	13.86	14.26	160,466	2,233,039	6.31	0.25	0.75	13.37	13.94
2011	12.23	12.52	136,268	1,668,213	9.49	0.25	0.75	3.26	3.77
2010	11.84	12.06	54,560	647,929	6.14	0.25	0.75	12.97	13.54
2009	10.48	10.62	89,186	936,939	10.08	0.25	0.75	42.88	43.60

Bond IC
2013	-	-	-	-	-	-	-	-	-
2012	-	-	-	-	-	-	-	-	-
2011	-	-	-	-	-	-	-	-	-
2010	-	-	-	-	-	-	-	-	-
2009	13.60	13.60	-	-	-	0.70	0.70	6.43	6.43

Mid Cap IC
2013	22.79	23.33	42,634	987,995	0.46	0.25	0.75	35.21	35.89
2012	16.86	17.17	54,265	927,765	0.65	0.25	0.75	13.97	14.54
2011	14.79	14.99	44,274	662,233	0.28	0.25	0.75	(11.28)	(10.84)
2010	16.67	16.81	38,920	654,332	0.37	0.25	0.75	27.87	28.51
2009	13.04	13.08	38,762	507,648	0.96	0.25	0.75	25.29	29.52

Overseas IC
2013	-	-	-	-	-	-	-	-	-
2012	17.65	17.65	-	-	-	0.70	0.70	15.87	15.87
2011	14.72	14.72	30	441	2.47	0.70	0.70	(20.74)	(20.74)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Strategic IC
2013	-	-	-	-	-	-	-	-	-
2012	-	-	-	-	-	-	-	-	-
2011	-	-	-	-	-	-	-	-	-
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Money Market
2013	1.00	1.00	11,102	11,074	-	0.70	0.70	(0.09)	(0.09)
2012	-	-	-	-	-	-	-	-	-
2011	-	-	-	-	-	-	-	-	-
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Third Avenue:
Value
2013	9.41	9.73	77,441	742,552	3.43	0.25	0.75	18.08	18.67
2012	7.97	8.20	89,105	718,253	0.88	0.25	0.75	26.38	27.01
2011	6.31	6.46	92,877	589,402	1.81	0.25	0.75	(21.89)	(21.50)
2010	8.08	8.23	90,849	736,859	3.22	0.25	0.75	13.21	13.78
2009	7.13	7.23	131,913	944,942	-	0.25	0.75	44.26	44.99

T. Rowe:
Blue Chip
2013	16.39	16.87	141,778	2,363,353	-	0.25	0.75	39.80	40.50
2012	11.73	12.00	156,103	1,850,251	-	0.25	0.75	17.02	17.61
2011	10.02	10.21	141,433	1,425,228	-	0.25	0.75	0.61	1.11
2010	9.96	10.09	173,392	1,734,051	-	0.25	0.75	15.13	15.71
2009	8.65	8.72	282,201	2,446,071	-	0.25	0.75	40.73	41.44

Equity Income
2013	-	-	-	-	-	-	-	-	-
2012	-	-	-	-	-	-	-	-	-
2011	-	-	-	-	-	-	-	-	-
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Pimco:
Total Return
2013	12.74	13.04	194,916	2,517,120	2.20	0.25	0.75	(2.69)	(2.21)
2012	13.09	13.33	211,112	2,788,338	2.59	0.25	0.75	8.77	9.32
2011	12.04	12.20	219,098	2,651,805	2.63	0.25	0.75	2.83	3.35
2010	11.70	11.80	184,648	2,167,471	2.42	0.25	0.75	7.30	7.84
2009	10.91	10.95	179,420	1,958,272	2.87	0.25	0.75	8.34	9.24

Ivy:
Science
2013	33.70	33.70	79	2,670	-	0.70	0.70	55.30	55.30
2012	21.70	21.70	108	2,335	-	0.70	0.70	26.94	26.94
2011	17.09	17.09	113	1,931	-	0.70	0.70	(12.46)	(12.46)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Ibbotson:
Growth
2013	11.58	11.74	36,745	429,858	1.93	0.25	0.75	15.67	16.25
2012	10.01	10.10	7,371	74,134	1.46	0.25	0.75	12.07	12.63
2011	8.93	8.97	819	7,387	1.28	0.25	0.75	(10.99)	(10.69)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Income
2013	10.99	11.14	6,699	74,190	1.47	0.25	0.75	6.53	7.06
2012	10.32	10.41	7,573	78,419	1.86	0.25	0.75	7.06	7.60
2011	9.64	9.67	7,228	69,719	0.84	0.25	0.75	(3.85)	(3.53)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

Balanced
2013	11.37	11.52	3,969	45,726	1.59	0.25	0.75	7.74	11.02
2012	10.24	10.24	51	525	1.18	0.75	0.75	9.99	9.99
2011	9.31	9.31	103	961	1.03	0.75	0.75	(7.14)	(7.14)
2010	-	-	-	-	-	-	-	-	-
2009	-	-	-	-	-	-	-	-	-

6.  CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the periods ended December 31, were as follows:

	2013	2012
Alger:
Capital App
Units issued	72,164	59,635
Units redeemed	(70,342)	(58,001)
Net increase(decrease)	1,822	1,634

Mid Cap
Units issued	47,000	64,163
Units redeemed	(50,460)	(72,945)
Net increase(decrease)	(3,460)	(8,782)

Balanced
Units issued	-	1
Units redeemed	(24)	(7)
Net increase(decrease)	(24)	(6)

American Century:
Income & Growth
Units issued	32,985	55,941
Units redeemed	(36,101)	(60,362)
Net increase(decrease)	(3,116)	(4,421)

Value
Units issued	83,062	120,694
Units redeemed	(104,497)	(129,951)
Net increase(decrease)	(21,435)	(9,257)

Mid Cap Value
Units issued	17,674	7,278
Units redeemed	(11,505)	(8,403)
Net increase(decrease)	6,169	(1,125)

International
Units issued	29,055	34,399
Units redeemed	(31,863)	(32,557)
Net increase(decrease)	(2,808)	1,842

Scudder:
Capital Growth
Units issued	28,770	41,101
Units redeemed	(45,501)	(58,098)
Net increase(decrease)	(16,731)	(16,997)

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
Scudder, continued:
International
Units issued	77,365	94,875
Units redeemed	(94,709)	(110,765)
Net increase(decrease)	(17,344)	(15,890)

Money Market
Units issued	423,262	568,030
Units redeemed	(439,783)	(572,568)
Net increase(decrease)	(16,521)	(4,538)

Mid Value
Units issued	158,114	197,841
Units redeemed	(170,813)	(194,125)
Net increase(decrease)	(12,699)	3,716

Global
Units issued	44,544	57,328
Units redeemed	(45,122)	(55,266)
Net increase(decrease)	(578)	2,062

Franklin Templeton:
Growth Securities
Units issued	7,458	5,679
Units redeemed	(5,710)	(3,928)
Net increase(decrease)	1,748	1,751

Foreign Securities
Units issued	4,514	26,300
Units redeemed	(23,116)	(42,926)
Net increase(decrease)	(18,602)	(16,626)

Income
Units issued	-	-
Units redeemed	-	-
Net increase(decrease)	-	-

AIM:
Basic Value
Units issued	2,314	2,659
Units redeemed	(1,901)	(2,558)
Net increase(decrease)	413	101

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
AIM, continued:
American Franchise
Units issued	192,233	523,405
Units redeemed	(235,531)	(169,345)
Net increase(decrease)	(43,298)	354,060

Intl Growth
Units issued	446,541	469,738
Units redeemed	(443,139)	(459,046)
Net increase(decrease)	3,402	10,692

Global
Units issued	291,793	247,041
Units redeemed	(272,909)	(231,957)
Net increase(decrease)	18,884	15,084

Small Cap
Units issued	3	26
Units redeemed	(24)	(41)
Net increase(decrease)	(21)	(15)

Equity & Income
Units issued	1	600
Units redeemed	(59)	(833)
Net increase(decrease)	(58)	(233)

Van Kampen:
Core+Fixed
Units issued	76,647	76,013
Units redeemed	(81,438)	(70,772)
Net increase(decrease)	(4,791)	5,241

U.S. Real Estate
Units issued	44,509	52,431
Units redeemed	(46,756)	(56,249)
Net increase(decrease)	(2,247)	(3,818)

Emerging Markets
Units issued	996,336	868,355
Units redeemed	(951,856)	(833,624)
Net increase(decrease)	44,480	34,731

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
Neuberger Berman:
Regency
Units issued	3,781	8,021
Units redeemed	(3,302)	(10,767)
Net increase(decrease)	479	(2,746)

Guardian
Units issued	84,646	103,052
Units redeemed	(97,985)	(113,352)
Net increase(decrease)	(13,339)	(10,300)

MFS:
Growth
Units issued	33,982	43,977
Units redeemed	(55,016)	(61,225)
Net increase(decrease)	(21,034)	(17,248)

Investor Trust
Units issued	38,881	43,635
Units redeemed	(55,103)	(54,938)
Net increase(decrease)	(16,222)	(11,303)

New Discovery
Units issued	99,279	134,282
Units redeemed	(112,397)	(155,951)
Net increase(decrease)	(13,118)	(21,669)

Total Return
Units issued	104,965	120,317
Units redeemed	(111,733)	(127,830)
Net increase(decrease)	(6,768)	(7,513)

High Yield
Units issued	333,468	-
Units redeemed	(79,202)	-
Net increase(decrease)	254,266	-

Research
Units issued	584,387	551,753
Units redeemed	(571,228)	(516,679)
Net increase(decrease)	13,159	35,074

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
MFS, continued:
Utilities
Units issued	16,620	8,586
Units redeemed	(10,140)	(8,831)
Net increase(decrease)	6,480	(245)

Value
Units issued	2	2
Units redeemed	(1)	(12)
Net increase(decrease)	1	(10)

Oppenheimer:
Cap App
Units issued	4,656	6,037
Units redeemed	(4,888)	(3,421)
Net increase(decrease)	(232)	2,616

Global Securities
Units issued	122,292	153,283
Units redeemed	(133,913)	(154,401)
Net increase(decrease)	(11,621)	(1,118)

Growth & Income
Units issued	52,475	199,967
Units redeemed	(62,852)	(215,697)
Net increase(decrease)	(10,377)	(15,730)

Seligman:
Global Tech
Units issued	26,612	30,267
Units redeemed	(29,588)	(32,011)
Net increase(decrease)	(2,976)	(1,744)

Smaller Value
Units issued	205,957	300,701
Units redeemed	(248,961)	(318,315)
Net increase(decrease)	(43,004)	(17,614)

Summit:
EAFE Intl.
Units issued	444,020	527,047
Units redeemed	(457,852)	(546,255)
Net increase(decrease)	(13,832)	(19,208)

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
Summit, continued:
Barclays
Units issued	614,635	714,243
Units redeemed	(632,909)	(749,791)
Net increase(decrease)	(18,274)	(35,548)

S&P 500
Units issued	419,179	523,547
Units redeemed	(496,957)	(628,030)
Net increase(decrease)	(77,778)	(104,483)

Nasdaq 100
Units issued	569,579	613,667
Units redeemed	(649,126)	(664,567)
Net increase(decrease)	(79,547)	(50,900)

Russell
Units issued	309,470	382,932
Units redeemed	(340,805)	(393,236)
Net increase(decrease)	(31,335)	(10,304)

Midcap 400
Units issued	290,811	396,383
Units redeemed	(323,295)	(455,387)
Net increase(decrease)	(32,484)	(59,004)

Zenith
Units issued	275,405	317,169
Units redeemed	(295,150)	(316,712)
Net increase(decrease)	(19,745)	457

Natural Resources
Units issued	564,598	417,173
Units redeemed	(526,582)	(416,514)
Net increase(decrease)	38,016	659

Inflation
Units issued	190,210	198,788
Units redeemed	(188,769)	(191,627)
Net increase(decrease)	1,441	7,161

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
Calvert:
Income
Units issued	237,708	266,562
Units redeemed	(280,212)	(265,015)
Net increase(decrease)	(42,504)	1,547

Social Equity
Units issued	428	581
Units redeemed	(659)	(814)
Net increase(decrease)	(231)	(233)

Balanced
Units issued	46,782	46,137
Units redeemed	(52,970)	(48,403)
Net increase(decrease)	(6,188)	(2,266)

Small Cap
Units issued	7,159	3,387
Units redeemed	(4,517)	(1,991)
Net increase(decrease)	2,642	1,396

Fidelity:
Contrafund IC
Units issued	294,661	267,954
Units redeemed	(308,268)	(206,819)
Net increase(decrease)	(13,607)	61,135

Equity Inc. IC
Units issued	6,639	6,263
Units redeemed	(4,526)	(7,060)
Net increase(decrease)	2,113	(797)

High Inc. IC
Units issued	550,911	511,361
Units redeemed	(524,936)	(487,163)
Net increase(decrease)	25,975	24,198

Bond IC
Units issued	-	-
Units redeemed	-	-
Net increase(decrease)	-	-

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
Fidelity, continued:
Mid Cap IC
Units issued	107,328	145,820
Units redeemed	(118,959)	(135,829)
Net increase(decrease)	(11,631)	9,991

Overseas IC
Units issued	-	13
Units redeemed	-	(43)
Net increase(decrease)	-	(30)

Strategic IC
Units issued	-	-
Units redeemed	-	-
Net increase(decrease)	-	-

Money Market
Units issued	13,069	-
Units redeemed	(1,967)	-
Net increase(decrease)	11,102	-

Third Avenue:
Value
Units issued	87,438	115,070
Units redeemed	(99,102)	(118,842)
Net increase(decrease)	(11,664)	(3,772)

T. Rowe:
Blue Chip
Units issued	348,405	399,772
Units redeemed	(362,730)	(385,102)
Net increase(decrease)	(14,325)	14,670

Equity Income
Units issued	-	-
Units redeemed	-	-
Net increase(decrease)	-	-

Pimco:
Total Return
Units issued	486,836	563,151
Units redeemed	(503,032)	(571,137)
Net increase(decrease)	(16,196)	(7,986)

6.  CHANGES IN UNITS OUTSTANDING, continued

	2013	2012
Ivy:
Science
Units issued	-	23
Units redeemed	(29)	(28)
Net increase(decrease)	(29)	(5)

Ibbotson:
Growth
Units issued	36,175	7,233
Units redeemed	(6,801)	(681)
Net increase(decrease)	29,374	6,552

Income
Units issued	2,671	4,761
Units redeemed	(3,545)	(4,416)
Net increase(decrease)	(874)	345

Balanced
Units issued	5,133	10
Units redeemed	(1,215)	(62)
Net increase(decrease)	3,918	(52)

PART C

OTHER INFORMATION

Item 26.  Exhibits

Exhibit Number		Description of Exhibit
(a)	(1)		Board of Directors Resolution of The Union Central Life Insurance Company establishing Carillon Life Account. [1]
	(2)		Resolution of Board of Directors of Ameritas Life Insurance Corp. authorizing the transfer of Carillon Life Account to Ameritas Life Insurance Corp. Filed herein.
(b)		Custodian Agreements. Not applicable.
(c)	(1)		Second Amended and Restated Principal Underwriting Agreement. [2]
	(2)		Form of Selling Agreement. [3]
(d)	(1)		Form of Policy. [4]
	(2)		Form of Policy Riders and Endorsements
		(A)	Term Insurance Rider for Other Insured Persons. Filed herein.
		(B)	Scheduled Increase Option Rider for the Insured. Filed herein.
		(C)	Cost of Living Rider for the Insured. Filed herein.
		(D)	Guaranteed Insurability Option Rider. Filed herein.
		(E)	Accidental Death Benefit Rider. Filed herein.
		(F)	Children's Insurance Rider. Filed herein.
		(G)	Total Disability Benefit Rider. Filed herein.
		(H)	Guaranteed Death Benefit Rider (No-lapse Rider in Maryland). Filed herein.
		(I)	Insurance Exchange Rider [4]
		(J)	Maturity Extension Endorsement [5]
		(K)	Total Disability Benefit Rider Waiver of Monthly Deduction. Filed herein.
		(L)	Accounting Benefit Rider [5]
		(M)	Annual Renewable Term Rider [5]
		(N)	Accelerated Benefits Rider. Filed herein.
	(3)		Form of Contract Endorsement (reflecting Ameritas Life Insurance Corp. as issuer.) [2]
(e)		Form of Application for Policy. Filed herein.
(f)	(1)		Amended and Restated Articles of Incorporation of Ameritas Life Insurance Corp. [6]
	(2)		Amended and Restated Bylaws of Ameritas Life Insurance Corp. [6]
(g)		Reinsurance Contracts. Not Applicable
(h)		Participation Agreements:
	(1)		The Alger Portfolios [7]
	(2)		American Century Investments [4]
	(3)		Calvert Variable Products, Inc. and Calvert Variable Series, Inc. [8]
	(4)		Columbia Funds Variable Series Trust 2 [7]
	(5)		DWS Variable Series I and II [4,9]
	(6)		Franklin Templeton Variable Insurance Products Trust [9]
	(7)		Fidelity® Variable Insurance Products [9]
	(8)		ALPS Variable Investors Trust [8]
	(9)		AIM (Invesco)Variable Insurance Funds [5]
	(10)		MFS® Variable Insurance Trust [4] and Trust II [2]
	(11)		Neuberger Berman Advisors Management Trust [10]
	(12)		Oppenheimer Variable Account Funds [10]
	(13)		PIMCO Variable Insurance Trust [11]
	(14)		T. Rowe Price Equity Series, Inc. [12]
	(15)		Third Avenue Variable Series Trust [12]
	(16)		Universal Institutional Funds, Inc. [13]
	(17)		Form of Participation Agreement Novation. [2]

(i)	(1)	General Administrative Services Agreement [14]
	(2)	Amended and Restated General Administrative Services Agreement [15]
	(3)	Service Agreement. [16]
	(4)	Amended and Restated Asset Allocation Investment Advisory Agreement. [16]
	(5)	Research Services Agreement [17]
(j)		Other Material Contracts: Powers of Attorney. Filed herein.
(k)		Legal Opinion. Filed herein.
(l)		Actuarial Opinion as to Illustrations. Not Applicable.
(m)		Calculation. Not Applicable.
(n)		Other Opinions: Consent of Independent Auditors and Independent Registered Public Accounting Firm. Filed herein.
(o)		Omitted Financial Statements. Not Applicable.
(p)		Initial Capital Agreements. Not applicable.
(q)		Redeemability Exemption. Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii) [11]
(r)		Agreement and Plan of Merger between The Union Central Life Insurance Company and Ameritas Life Insurance Corp. [2]

1          Incorporated by reference to Carillon Life Account Form N-6 Post Effective Amendment No. 7 to Registration Statement No. 333-116386, filed February 27, 2008, EX-99.A

2.        Incorporated by reference to Ameritas Life Insurance Corp. Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014, EX-99.3(a), EX-99.4(b), EX-99.8(k), EX-99.8(r) and EX-99.14.

3.        Incorporated by reference to Carillon Account Form N-4 Post-Effective Amendment No. 5 to Registration Statement No. 333-110336, filed February 27, 2007 EX-99.A3B.

4.        Incorporated by reference to Carillon Life Account Form S-6 Pre-Effective Amendment No. 1 to Registration Statement No. 33-94858 of its related individual variable life insurance policy, filed November 30, 1995, EX-99.A7(5), EX-99.A7(6), EX-99.A4(7), EX-99.A4(8), and EX-99.A4(9).

5.        Incorporated by reference to Carillon Life Account Form S-6/A Pre-Effective Amendment No. 1 to Registration Statement No. 333-36220, filed July 25, 2000, EX-99.2, EX-99.3, EX-99.4 and EX-99.6.

6.        Incorporated by reference to Ameritas Variable Life Insurance Company Separate Account VA-2 Form N-4 Post Effective Amendment No. 4 to Registration Statement No. 333-182090, filed April 22, 2014, EX99.1(6)(a) and EX99.1(6)(b).

7.        Incorporated by reference to Carillon Life Account Form N-6 Post-Effective Amendment No. 12 to Registration Statement No. 33-94858 filed May 1, 2003, EX-99.H.8 and H.6.

8.        Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 13 for Registration No. 333-142483, filed April 18, 2011, EX-99.H.8a and H.8b.

9.        Incorporated by reference to Carillon Life Account Form N-6/A Pre-Effective Amendment No. 1 to Registration Statement No. 333-151914, filed November 12, 2008, EX-99.H.1, EX-99.H.2, and EX-99.H.3.

10.     Incorporated by reference to Carillon Life Account Form N-6 Post Effective Amendment No. 14 to Registration No. 33-94858, filed April 26, 2005, EX-99.H.5 and H.6.

11.     Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6/A Pre-Effective Amendment No. 1 to Registration Statement No. 333-151912, filed November 12, 2008, EX-99.H.3 and EX-99.Q.

12.     Incorporated by reference to Ameritas Variable Separate Account V Form N-6 initial Registration Statement No. 333-151913, filed June 25, 2008, EX-99.H.5 and H.6.

13.     Incorporated by reference to Carillon Life Account Form N-6 initial Registration Statement No. 333-151914, filed June 25, 2008, EX-99.H.2.

14.     Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 4 to Registration No. 333-142483, filed July 23, 2008, EX-99.H.8.C.

15.     Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 14 to Registration Statement No. 333-142483, filed January 20, 2012, EX-99.H.

16.     Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 3 to Registration Statement No. 333-151913, filed February 25, 2011, EX-99.I.1 and EX-99.I.2.

17.     Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post Effective Amendment No. 4 to Registration No. 333-182090, filed on August 16, 2013, EX-99.H.

Item 27.         Directors and Officers of the Depositor

Name and Principal	Position and Offices
Business Address*	With Depositor
JoAnn M. Martin	Director, Chair, President & Chief Executive Officer
James P. Abel	Director
J. Sidney Dinsdale	Director
James R. Krieger	Director
Tonn M. Ostergard	Director
Kim M. Robak	Director
Paul C. Schorr, IV	Director
William W. Lester	Executive Vice President & Corporate Treasurer
Timmy L. Stonehocker	Executive Vice President
Robert C. Barth	Senior Vice President, & Chief Financial Officer
Bret L. Benham	Senior Vice President, Retirement Plans
J. Thomas Burkhard	Senior Vice President, Chief Distribution Officer, Individual
Karen M. Gustin	Senior Vice President, Group Distribution
Cheryl L. Heilman	Senior Vice President, Individual Operations
Robert M. Jurgensmeier	Senior Vice President, Chief Actuary, Individual
Robert G. Lange	Vice President, General Counsel & Assistant Secretary, Individual
Bruce E. Mieth	Senior Vice President, Group Operations
James Mikus	Senior Vice President & Chief Investment Officer
Lisa A. Mullen	Senior Vice President, Individual Financial Operations
Robert-John H. Sands	Senior Vice President, General Counsel & Corporate Secretary
Janet L. Schmidt	Senior Vice President, Director of Human Resources
Steven J. Valerius	President, Individual Division
Kenneth L. VanCleave	President, Group Division
Paul G. Wesling	Senior Vice President, Individual DI Product Management
Linda A. Whitmire	Senior Vice President, Chief Actuary, Corporate
Richard A. Wiedenbeck	Senior Vice President & Chief Information Officer
Kelly J. Wieseler	Senior Vice President, Group Chief Actuary & Underwriting
Susan K. Wilkinson	Senior Vice President, Planning & Risk Management

* Principal Business Address: Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

Item 28.  Persons Controlled by or Under Common Control with the Depositor or Registrant:

Name of Corporation (state where organized)	Principal Business
Ameritas Mutual Holding Company (NE)	mutual insurance holding company
Ameritas Holding Company (NE)	stock insurance holding company
Ameritas Life Insurance Corp. (NE)	life/health insurance company
Calvert Investments Inc. (DE)	holding company
Calvert Investment Management, Inc. (DE)	asset management services
Calvert Investment Services, Inc. (DE)	shareholder services
Calvert Investment Administrative Services, Inc. (DE)	administrative services
Calvert Investment Distributors, Inc. (DE)	broker-dealer
Griffin Realty, LLC (VA)	real estate investment company
Ameritas Investment Corp. (NE)	securities broker dealer and investment adviser
Ameritas Life Insurance Corp. of New York (NY)	life insurance company
Ameritas Investment Partners, Inc. (NE)	investment adviser
Ameritas Mortgage Funding, Inc. (NE)	mortgage loan servicing

Subsidiaries are indicated by indentations.  Ownership is 100% by the parent company except as noted.

Item 29.  Indemnification

Ameritas Life Insurance Corp.’s By-laws provide as follows:

"The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

Section 21-20,103 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation against liability by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnification for such expenses which the Court shall deem proper.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.  Principal Underwriters

(a)   Ameritas Investment Corp. ("AIC") which will serve as the principal underwriter for the variable life insurance contracts issued through Carillon Life Account, also serves as the principal underwriter for variable annuity contracts issued through Carillon Account, and serves as the principal underwriter for variable life insurance contracts issued through Ameritas Variable Separate Account V, Ameritas Variable Separate Account VL, Ameritas Life Insurance Corp. Separate Account LLVL and Ameritas Life of NY Separate Account VUL and variable annuity contracts issued through Ameritas Variable Separate Account VA-2, Ameritas Variable Separate Account VA, Ameritas Life Insurance Corp. Separate Account LLVA and Ameritas Life of NY Separate Account VA.

(b)     The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

Name and Principal	Positions and Offices
Business Address	With Underwriter
William W. Lester*	Director & Chair
Salene Hitchcock-Gear*	Director, President & Chief Executive Officer
Robert C. Barth*	Director
Timmy L. Stonehocker*	Director
Billie B. Beavers**	Senior Vice President
Scott E. Fletcher*	Senior Vice President, AIC Capital Markets
Bruce D. Lefler**	Senior Vice President - Public Finance
Robert-John H. Sands*	Corporate Secretary

*	Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
**	Principal business address: Ameritas Investment Corp., 440 Regency Parkway Drive, Suite 222, Omaha, Nebraska 68114.

(c)   Compensation from the Registrant

Name of Principal Underwriter (1)	Net Underwriting Discounts and Commissions (2)	Compensation on Redemption (3)	Brokerage Commissions (4)	Compensation (5)
Ameritas Investment Corp. ("AIC")	$1,056,599	$0	$0	$2,833

(2)+(4)+(5) = Gross variable annuity compensation received by AIC.

(2) = Sales compensation received and paid out by AIC as underwriter, AIC retains 0.

(4) = Sales compensation received by AIC for retail sales.

(5) = Sales compensation received by AIC and retained as underwriting fee.

Item 31.  Location of Accounts and Records

The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

Item 32.  Management Services

There are no additional management services contracts that are not discussed in Part A or B of the registration statement.

Item 33.  Fee Representation

Ameritas Life Insurance Corp. represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

As required by the Securities Act of 1933, the Registrant, Carillon Life Account, certifies that it has caused this Registration Statement on Form N-6 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska effective this July 1, 2014, on this 1st day of July, 2014.

CARILLON LIFE ACCOUNT, Registrant

AMERITAS LIFE INSURANCE CORP., Depositor

By: JoAnn M. Martin [1]
Director, Chair

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated effective July 1, 2014, on July 1, 2014.

SIGNATURE	TITLE

JoAnn M. Martin [1]	Director, Chair, President & Chief Executive Officer
James P. Abel [1]	Director
J. Sidney Dinsdale [1]	Director
James R. Krieger [1]	Director
Tonn M. Ostergard [1]	Director
Kim M. Robak [1]	Director
Paul C. Schorr, IV [1]	Director
William W. Lester [1]	Executive Vice President & Corporate Treasurer
Timmy L. Stonehocker [1]	Executive Vice President
Robert C. Barth [1]	Senior Vice President, & Chief Financial Officer
Robert-John H. Sands [1]	Senior Vice President, General Counsel & Corporate Secretary
Steven J. Valerius [1]	President, Individual Division

/s/ Robert G. Lange
Robert G. Lange	Vice President, General Counsel & Assistant Secretary, Individual

1       Signed by Robert G. Lange, under Power of Attorney effective as of July 1, 2014.

Exhibit Index

Exhibit

(a)(2)	Resolution of Board of Directors of Ameritas Life Insurance Corp. authorizing the transfer of Carillon Life Account to Ameritas Life Insurance Corp.

(d)(2)(A)	Term Insurance Rider for Other Insured Persons

(d)(2)(B)	Scheduled Increase Option Rider for the Insured

(d)(2)(C)	Cost of Living Rider for the Insured

(d)(2)(D)	Guaranteed Insurability Option Rider

(d)(2)(E)	Accidental Death Benefit Rider

(d)(2)(F)	Children's Insurance Rider

(d)(2)(G)	Total Disability Benefit Rider

(d)(2)(H)	Guaranteed Death Benefit Rider (No-lapse Rider in Maryland)

(d)(2)(K)	Total Disability Benefit Rider Waiver of Monthly Deduction

(d)(2)(N)	Accelerated Benefits Rider

(e)	Form of Application for Policy

(j)	Other Material Contracts: Powers of Attorney

(k)	Legal Opinion

(n)	Other Opinions: Consents of Independent Auditors and Independent Registered Public Accounting Firm